          As filed with the Securities and Exchange Commission on June 30, 2006
                                              Securities Act File No. 333-61831
                                      Investment Company Act File No. 811-05410
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                   U.S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                                ______________

                                   FORM N-2

                        (CHECK APPROPRIATE BOX OR BOXES)

          Registration Statement Under The Securities Act Of 1933   /X/

                     Pre-Effective Amendment No.                    / /

                       Post-Effective Amendment No. 16              /X/

                                  and/or

Registration Statement Under The Investment Company Act Of 1940     /X/

                              Amendment No. 65                      /X/
                    (Check appropriate box or boxes)

                             ING PRIME RATE TRUST
               (Exact Name of Registrant Specified in Charter)
                       7337 E. Doubletree Ranch Road
                           Scottsdale, AZ 85258
                 (Address of Principal Executive Offices)
    Registrant's Telephone Number, Including Area Code:  (800) 992-0180

       Huey P. Falgout, Jr.                       With copies to:
       ING Investments, LLC                    Jeffrey S. Puretz, Esq.
  7337 East Doubletree Ranch Road                   Dechert LLP
       Scottsdale, AZ 85258                       1775 I Street, NW
(Name and Address of Agent for Service)         Washington, DC  20006

                                ______________

APPROXIMATE DATE OF PROPOSED OFFERING:
As soon as practical after the effective date of this Registration Statement

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. /X/

It is proposed that this filing will become effective:

/X/ When declared effective pursuant to Section 8(c) of the Securities Act of 1933.
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                     ING PRIME RATE TRUST (25 MILLION)

                    CONTENTS OF REGISTRATION STATEMENT

This Registration Statement consists of the following papers and documents:

 -   Cover Sheet

 -   Contents of Registration Statement

 -   Supplement dated June 30, 2006.

 -   ING Prime Rate Trust (25 Million Common Shares) Prospectus dated June
     30, 2006.

 -   ING Prime Rate Trust Statement of Additional Information dated June 30,
     2006.

 -   Part C

 -   Signature Page

                       ING PRIME RATE TRUST ("REGISTRANT")

                         Supplement dated June 30, 2006
                           to the current Prospectuses
                               Dated June 30, 2006

The Prospectuses for the Registrant are hereby supplemented with the following information relating to "Information Regarding Trading of ING's U.S. Mutual Funds:"

INFORMATION REGARDING TRADING OF ING'S U.S. MUTUAL FUNDS

As discussed in earlier supplements, ING Investments, LLC ("Investments"), the adviser to the ING Funds, has reported to the Boards of Directors/Trustees (the "Boards") of the ING Funds that, like many U.S. financial services companies, Investments and certain of its U.S. affiliates have received informal and formal requests for information since September 2003 from various governmental and self-regulatory agencies in connection with investigations related to mutual funds and variable insurance products. Investments has advised the Boards that it and its affiliates have cooperated fully with each request.

In addition to responding to regulatory and governmental requests, Investments reported that management of U.S. affiliates of ING Groep N.V., including Investments (collectively, "ING"), on their own initiative, have conducted, through independent special counsel and a national accounting firm, an extensive internal review of trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel. ING's internal review related to mutual fund trading is now substantially completed. ING has reported that, of the millions of customer relationships that ING maintains, the internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within ING's variable insurance and mutual fund products, and identified other circumstances where frequent trading occurred, despite measures taken by ING intended to combat market timing. ING further reported that each of these arrangements has been terminated and fully disclosed to regulators. The results of the internal review were also reported to the independent members of the Boards.

Investments has advised the Boards that most of the identified arrangements were initiated prior to ING's acquisition of the businesses in question in the U.S. Investments further reported that the companies in question did not receive special benefits in return for any of these arrangements, which have all been terminated.

Based on the internal review, Investments has advised the Boards that the identified arrangements do not represent a systemic problem in any of the companies that were involved.

In September 2005, ING Funds Distributor, LLC ("IFD"), the distributor of certain ING Funds, settled an administrative proceeding with the NASD regarding three arrangements, dating from 1995, 1996 and 1998, under which the administrator to the then-Pilgrim Funds, which subsequently became part of the ING Funds, entered into formal and informal arrangements that permitted frequent trading. Under the terms of the Letter of Acceptance, Waiver and Consent ("AWC") with the NASD, under which IFD neither admitted nor denied the allegations or findings, IFD consented to the following sanctions: (i) a censure; (ii) a fine of $1.5 million; (iii) restitution of approximately $1.44 million to certain ING Funds for losses attributable to excessive trading described in the AWC; and
(iv) agreement to make certification to NASD regarding the review and establishment of certain procedures.

In addition to the arrangements discussed above, Investments reported to the Boards that, at this time, these instances include the following, in addition to the arrangements subject to the AWC discussed above:

    - Aeltus Investment Management, Inc. (a predecessor entity to ING Investment Management Co.) identified two investment professionals who engaged in extensive frequent trading in certain ING Funds. One was subsequently terminated for cause and incurred substantial financial penalties in connection with this conduct and the second has been disciplined.

    - ReliaStar Life Insurance Company ("ReliaStar") entered into agreements seven years ago permitting the owner of policies issued by the insurer to engage in frequent trading and to submit orders until 4pm Central Time. In 2001 ReliaStar also entered into a selling agreement with a broker-dealer that engaged in frequent trading. Employees of ING affiliates were terminated and/or disciplined in connection with these matters.

    - In 1998, Golden American Life Insurance Company entered into arrangements permitting a broker-dealer to frequently trade up to certain specific limits in a fund available in an ING variable annuity product. No employee responsible for this arrangement remains at the company.

For additional information regarding these matters, you may consult the Form 8-K and Form 8-K/A for each of four life insurance companies, ING USA Annuity and Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, and ReliaStar Life Insurance Company of New York, each filed with the Securities and Exchange Commission (the "SEC") on October 29, 2004 and September 8, 2004. These Forms 8-K and Forms 8-K/A can be accessed through the SEC's Web site at http://www.sec.gov. Despite the extensive internal review conducted through independent special counsel and a national accounting firm, there can be no assurance that the instances of inappropriate trading reported to the Boards are the only instances of such trading respecting the ING Funds.

Investments reported to the Boards that ING is committed to conducting its business with the highest standards of ethical conduct with zero tolerance for noncompliance. Accordingly, Investments advised the Boards that ING management was disappointed that its voluntary internal review identified these situations. Viewed in the context of the breadth and magnitude of its U.S. business as a whole, ING management does not believe that ING's acquired companies had systemic ethical or compliance issues in these areas. Nonetheless, Investments reported that given ING's refusal to tolerate any lapses, it has taken the steps noted below, and will continue to seek opportunities to further strengthen the internal controls of its affiliates.

    - ING has agreed with the ING Funds to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Investments reported to the Boards that ING management believes that the total amount of any indemnification obligations will not be material to ING or its U.S. business.

    - ING updated its Code of Conduct for employees reinforcing its employees' obligation to conduct personal trading activity consistent with the law, disclosed limits, and other requirements.

    - The ING Funds, upon a recommendation from ING, updated their respective Codes of Ethics applicable to investment professionals with ING entities and certain other fund personnel, requiring such personnel to pre-clear any purchases or sales of ING Funds that are not systematic in nature (i.e., dividend reinvestment), and imposing minimum holding periods for shares of ING Funds.

    - ING instituted excessive trading policies for all customers in its variable insurance and retirement products and for shareholders of the ING Funds sold to the public through financial intermediaries. ING does not make exceptions to these policies.

    - ING reorganized and expanded its U.S. Compliance Department, and created an Enterprise Compliance team to enhance controls and consistency in regulatory compliance.

OTHER REGULATORY MATTERS.

The New York Attorney General and other federal and state regulators are also conducting broad inquiries and investigations involving the insurance industry. These initiatives currently focus on, among other things, compensation and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance; marketing practices (including suitability); specific product types (including group annuities and indexed annuities); fund selection for investment products and brokerage sales; and disclosure. It is likely that the scope of these industry investigations will further broaden before they conclude. ING has received formal and informal requests in connection with such investigations, and is cooperating fully with each request. In connection with one such investigation, affiliates of Investments have been named in a petition for relief and cease and desist order filed by the New Hampshire Bureau of Securities Regulation concerning ING's administration of the New Hampshire state employees deferred compensation plan. ING is cooperating with this regulator to resolve the matter. Other federal and state regulators could initiate similar actions in this or other areas of ING's businesses.

These regulatory initiatives may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which ING is engaged.

In light of these and other developments, ING continuously reviews whether modifications to its business practices are appropriate.

At this time, in light of the current regulatory factors, ING U.S. is actively engaged in reviewing whether any modifications in our practices are appropriate for the future.

There can be no assurance that these matters, or the adverse publicity associated with them, will not result in increased fund redemptions, reduced sale of fund shares, or other adverse consequences to ING Funds.

               PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE

                                                                      PROSPECTUS

PROSPECTUS


JUNE 30, 2006


25,000,000 COMMON SHARES

ING PRIME RATE TRUST


THIS PROSPECTUS SETS FORTH CONCISELY THE INFORMATION ABOUT ING PRIME RATE TRUST ("TRUST") THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. YOU SHOULD READ IT CAREFULLY BEFORE YOU INVEST, AND KEEP IT FOR FUTURE REFERENCE.

THE TRUST HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") A STATEMENT OF ADDITIONAL INFORMATION ("SAI") DATED JUNE 30, 2006 CONTAINING ADDITIONAL INFORMATION ABOUT THE TRUST. THE SAI IS INCORPORATED BY REFERENCE IN ITS ENTIRETY INTO THIS PROSPECTUS. YOU MAY OBTAIN A FREE COPY OF THE SAI, ANNUAL SHAREHOLDER REPORT AND SEMI-ANNUAL SHAREHOLDER REPORT BY CONTACTING THE TRUST AT
(800) 992-0180 OR BY WRITING TO THE TRUST AT 7337 EAST DOUBLETREE RANCH ROAD, SCOTTSDALE, ARIZONA 85258. THE TRUST'S SAI AND ANNUAL AND SEMI-ANNUAL SHAREHOLDER REPORTS ARE AVAILABLE, FREE OF CHARGE, ON THE TRUST'S WEBSITE AT www.ingfunds.com. THE PROSPECTUS, SAI AND OTHER INFORMATION ABOUT THE TRUST ARE ALSO AVAILABLE ON THE SEC'S WEBSITE (http://www.sec.gov). THE TABLE OF CONTENTS FOR THE SAI APPEARS ON PAGE 30 OF THIS PROSPECTUS.


COMMON SHARES OF THE TRUST TRADE ON THE NEW YORK STOCK EXCHANGE (THE "NYSE") UNDER THE SYMBOL PPR.

MARKET FLUCTUATIONS AND GENERAL ECONOMIC CONDITIONS CAN ADVERSELY AFFECT THE TRUST. THERE IS NO GUARANTEE THAT THE TRUST WILL ACHIEVE ITS INVESTMENT OBJECTIVE. INVESTMENT IN THE TRUST INVOLVES CERTAIN RISKS AND SPECIAL CONSIDERATIONS, INCLUDING RISKS ASSOCIATED WITH THE TRUST'S USE OF LEVERAGE. SEE "RISK FACTORS AND SPECIAL CONSIDERATIONS" ON PAGES 4 AND 15 FOR A DISCUSSION OF ANY FACTORS THAT MAKE INVESTMENT IN THE TRUST SPECULATIVE OR HIGH RISK.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                      [ING LOGO]

                                                                   WHAT'S INSIDE
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[GRAPHIC] INVESTMENT OBJECTIVE

[GRAPHIC] PRINCIPAL INVESTMENT STRATEGIES   This Prospectus describes ING Prime
                                            Rate Trust's investment objective,
                                            principal investment strategies and
                                            risks.


[GRAPHIC] RISKS

                                            You'll also find:

                                            WHAT YOU PAY TO INVEST.


[GRAPHIC] WHAT YOU PAY TO INVEST            A list of the fees and expenses you
                                            pay -- both directly and indirectly
                                            -- when you invest in ING Prime Rate
                                            Trust.



Introduction to ING Prime Rate Trust                                           1
Prospectus Synopsis                                                            2
What You Pay To Invest -- Trust Expenses                                       6
Financial Highlights                                                           8
Trading and NAV Information                                                   10
Investment Objective and Policies                                             11
The Trust's Investments                                                       13
Risk Factors and Special Considerations                                       15
Transaction Policies                                                          20
Plan of Distribution                                                          21
Use of Proceeds                                                               22
Dividends and Distributions                                                   22
Investment Management and Other Service Providers                             23
Description of the Trust                                                      25
Description of Capital Structure                                              27
Tax Matters                                                                   28
More Information                                                              29
Statement of Additional Information Table of Contents                         30

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                                            INTRODUCTION TO ING PRIME RATE TRUST

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THIS PROSPECTUS IS DESIGNED TO HELP YOU MAKE AN INFORMED DECISION ABOUT MAKING AN INVESTMENT IN ING PRIME RATE TRUST ("TRUST"). PLEASE READ IT CAREFULLY AND RETAIN IT FOR FUTURE REFERENCE.


Who should invest in the Trust?

ING PRIME RATE TRUST MAY BE A SUITABLE INVESTMENT IF YOU:

     -    are seeking a high level of current income; and


     - are willing to accept the risks associated with an investment in a leveraged portfolio consisting primarily of senior loans that are typically below investment grade credit quality.


DESCRIPTION OF THE TRUST

     The Trust is a diversified, closed-end management investment company that seeks to provide investors with as high a level of current income as is consistent with the preservation of capital. The Trust seeks to achieve this objective by investing in a professionally managed portfolio comprised primarily of senior loans, an investment typically not available directly to individual investors.


     Since the senior loans in the Trust's portfolio typically are below investment grade credit quality and the portfolio is leveraged, the Trust has speculative characteristics. The Trust cannot guarantee that it will achieve its investment objective.


     Common Shares of the Trust trade on the NYSE under the symbol PPR.


     The Trust's investment adviser is ING Investments, LLC. The Trust's sub-adviser is ING Investment Management Co.


[SIDENOTE]


Risk is the potential that your investment will lose money or not earn as much as you hope. All mutual funds have varying degrees of risk, depending upon the securities in which they invest.

This Trust involves certain risks and special considerations, including risks associated with investing in below investment grade assets and risks associated with the Trust's use of borrowing and other leverage strategies. See "Risk Factors and Special Considerations" on pages 4 and 15.

Please read this Prospectus carefully to be sure you understand the principal investment strategies and risks associated with the Trust. You should consult the SAI for a complete list of the principal investment strategies and risks.


[GRAPHIC]

If you have any questions about the Trust, please call your investment professional or us at 1-800-992-0180.

                [GRAPHIC] If you have any questions, please call (800) 992-0180.


                                                     Introduction to the Trust 1

PROSPECTUS SYNOPSIS
--------------------------------------------------------------------------------

The following synopsis is qualified in its entirety by reference to the more detailed information appearing elsewhere in this Prospectus.

DESCRIPTION OF
THE TRUST

THE TRUST                        The Trust is a diversified, closed-end
                                 management investment company registered under the Investment Company Act of 1940, as amended
                                 ("1940 Act"). It was organized as a
                                 Massachusetts business trust on December 2, 1987. As of June 15, 2006, the Trust's net asset value ("NAV") per Common Share was $7.48.

NYSE LISTED                      As of June 15, 2006, the Trust had 145,033,235
                                 Common Shares outstanding, which are traded on the NYSE under the symbol PPR. At that date, the last reported sales price of a Common Share of the Trust was $7.01.

INVESTMENT OBJECTIVE             To provide investors with as high a level of
                                 current income as is consistent with the preservation of capital. There is no assurance that the Trust will achieve its investment objective.

ADVISER/SUB-ADVISER              The Trust's investment adviser is ING
                                 Investments, LLC ("ING Investments" or
                                 "Adviser"), an Arizona limited liability company. As of March 31, 2006, ING Investments managed approximately $44.5 billion in assets.

                                 The Adviser is an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING Groep") (NYSE: ING). ING Groep is one of the largest financial services organizations in the world with approximately 113,000 employees. Based in Amsterdam, ING Groep offers an array of banking, insurance and asset management services to both individual and institutional investors.

                                 The Adviser receives an annual fee, payable monthly, in an amount equal to 0.80% of the Trust's average daily gross asset value, minus the sum of the Trust's accrued and unpaid dividends on any outstanding preferred shares and accrued liabilities (other than liabilities for the principal amount of any borrowings incurred, commercial paper or notes issued by the Trust and the liquidation preference of any outstanding preferred shares) ("Managed Assets"). This definition includes the assets acquired through the Trust's use of leverage.

                                 ING Investment Management Co. ("ING IM" or
                                 "Sub-Adviser") serves as sub-adviser to the Trust. See "Investment Management and Other Service Providers -- Sub-Adviser" on page 23. ING IM is an affiliate of the Adviser.

DISTRIBUTIONS                    Income dividends on Common Shares accrue and
                                 are declared and paid monthly. Income dividends may be distributed in cash or reinvested in additional full and fractional shares of the Trust through the Trust's Shareholder
                                 Investment Program.

PRINCIPAL INVESTMENT             The Trust seeks to achieve its investment
STRATEGIES                       objective by investing, under normal
                                 circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in U.S. dollar denominated floating rate secured senior loans ("Senior
                                 Loans"). The Trust will provide shareholders with at least 60 days' prior notice of any change in this investment policy. Under normal circumstances, the Trust invests at least 80% of its assets in Senior Loans made to corporations or other business entities organized under U.S. or Canadian law and that are domiciled in the U.S., Canada or in U.S.
                                 territories or possessions.

                                 The Senior Loans in which the Trust invests either hold the most senior position in the capital structure of the borrower or hold an equal ranking with other senior debt or have characteristics that the Adviser or Sub-Adviser believes justifies treatment as senior debt. These Senior Loans are typically below investment grade quality.

                                 The Trust typically makes its investments in Senior Loans by purchasing a portion of the overall loan, i.e., the Trust becomes one of a number of lenders participating in the loan. The Trust may also make its investments in Senior Loans through the use of derivative instruments such as participations, credit-linked notes, credit default swaps, and total return swaps as long as the reference obligation for any such instrument is a Senior Loan. Investments through the use of such derivative instruments involve counterparty risk, i.e., the risk that the party from which such instrument is purchased will not perform as agreed. The Trust seeks to minimize such counterparty risk by purchasing such investments from large, well established and highly rated counter-parties.



2 Prospectus Synopsis

                                                             PROSPECTUS SYNOPSIS
--------------------------------------------------------------------------------

OTHER INVESTMENT                 Assets not invested in Senior Loans may be
STRATEGIES AND POLICIES          invested in unsecured loans, subordinated
                                 loans, short-term debt securities, and equities acquired in connection with investments in loans. See "Investment Objective and Policies" on page 11.

                                 Loans in which the Trust invests typically have interest rates which reset at least quarterly and may reset as frequently as daily. The maximum duration of an interest rate reset on any loan in which the Trust may invest is one year. In order to achieve overall reset balance, the Trust will ordinarily maintain a dollar-weighted average time until the next interest rate adjustment on its loans of 90 days or less.

                                 Normally at least 80% of the Trust's portfolio will be invested in Senior Loans with maturities of one to ten years. The maximum maturity on any loan in which the Trust may invest is ten years.

                                 To seek to increase the yield on the Common
                                 Shares, the Trust may engage in lending its portfolio securities. Such lending will be fully secured by investment grade collateral held by an independent agent.

                                 The Trust may hold a portion of its assets in short-term interest bearing instruments. Moreover, in periods when, in the opinion of the Adviser or Sub-Adviser, a temporary defensive position is appropriate, up to 100% of the Trust's assets may be held in cash or short-term interest bearing instruments. The Trust may not achieve its investment objective when pursuing a temporary defensive position.

                                 The Trust may invest up to 20% of its total assets in U.S. dollar denominated loans, secured or unsecured, to borrowers that are organized or located in countries outside the United States and Canada or U.S. territories and possessions and up to 15% of its total assets in investments denominated in the Organization for Economic Co-operation and Development ("OECD") currencies (including the euro), other than the U.S. dollar.

                                 The Trust may engage in executing repurchase and reverse repurchase agreements.

LEVERAGE To seek to increase the yield on the Common Shares, the Trust employs financial leverage by borrowing money and issuing preferred shares. The timing and terms of leverage will be determined by the Trust's Board of Trustees ("Board") in consultation with the Adviser or Sub-Adviser. See "Risk Factors and Special Considerations -- Leverage" on page 16.

BORROWINGS                       Under the 1940 Act, the Trust may borrow up to
                                 an amount equal to 33 1/3% of its total assets
                                 (including the proceeds of the borrowings) less all liabilities other than borrowings. The
                                 Trust's obligations to holders of its debt are senior to its ability to pay dividends on, or repurchase, Common Shares and preferred shares, or to pay holders of Common Shares and preferred shares in the event of liquidation.

PREFERRED SHARES                 Under the 1940 Act, the Trust may issue
                                 preferred shares so long as immediately after any issuance of preferred shares the value of the Trust's total assets (less all Trust liabilities and indebtedness that is not senior indebtedness) is at least twice the amount of the Trust's senior indebtedness plus the involuntary liquidation preference of all outstanding shares.

                                 The Trust is authorized to issue an unlimited number of shares of a class of preferred stock in one or more series. In November 2000, the Trust issued 3,600 shares each of Series M, T, W, Th and F Auction Rate Cumulative Preferred Shares, $0.01 par value, $25,000 liquidation preference per share, for a total issuance of $450 million ("Preferred Shares"). The Trust's obligations to holders of the Preferred Shares are senior to its ability to pay dividends on, or repurchase, Common Shares, or to pay holders of Common Shares in the event of liquidation.

                                 The 1940 Act also requires that the holders of the Preferred Shares, voting as a separate class, have the right to:

                                      -    elect at least two trustees at all
                                           times; and

                                      -    elect a majority of the trustees at
                                           any time when dividends on any series
                                           of Preferred Shares are unpaid for
                                           two full years.

                                 In each case, the holders of Common Shares voting separately as a class will elect the remaining trustees.

                [GRAPHIC] If you have any questions, please call (800) 992-0180.


                                                           Prospectus Synopsis 3

PROSPECTUS SYNOPSIS
--------------------------------------------------------------------------------


DIVERSIFICATION                  The Trust maintains a diversified investment
                                 portfolio, an investment strategy which seeks to limit exposure to any one issuer or industry.

                                 As a diversified investment company, the Trust may not make investments in any one issuer (other than the U.S. government) if, immediately after such purchase or acquisition, more than 5% of the value of the Trust's total assets would be invested in such issuer, or the Trust would own more than 25% of any outstanding issue. The Trust will consider a borrower on a loan, including a loan participation, to be the issuer of that loan. In addition, with respect to a loan under which the Trust does not have privity with the borrower or would not have a direct cause of action against the borrower in the event of the failure of the borrower to pay scheduled principal or interest, the Trust will also separately meet the foregoing requirements and consider each interpositioned bank (a lender from which the Trust acquires a loan) to be an issuer of the loan. This investment strategy is a fundamental policy that may not be changed without shareholder approval. With respect to no more than 25% of its total assets, the Trust may make investments that are not subject to the foregoing restrictions.

CONCENTRATION                    In addition, a maximum of 25% of the Trust's
                                 total assets, measured at the time of
                                 investment, may be invested in any one
                                 industry. This investment strategy is also a fundamental policy that may not be changed without shareholder approval.

PLAN OF DISTRIBUTION             The Common Shares are offered by the Trust
                                 through the Trust's Shareholder Investment
                                 Program. The Shareholder Investment Program allows participating shareholders to reinvest all dividends in additional shares of the Trust, and also allows participants to purchase additional Common Shares through optional cash investments in amounts ranging from a minimum of $100 to a maximum of $100,000 per month. The
                                 Trust and ING Funds Distributor, LLC ("ING
                                 Funds Distributor" or "Distributor") reserve the right to reject any purchase order. Please note that cash, travelers checks, third-party checks, money orders and checks drawn on non-U.S. banks (even if payment may be effected through a U.S. bank) generally will not be accepted. Common Shares may be issued by the Trust under the Shareholder Investment Program only if the Trust's Common Shares are trading at a premium to NAV. If the Trust's Common
                                 Shares are trading at a discount to NAV, Common
                                 Shares purchased under the Shareholder
                                 Investment Program will be purchased on the open market. See "Plan of Distribution" on pages 21 and 22.

                                 Shareholders may elect to participate in the Shareholder Investment Program by telephoning the Trust or submitting a completed Participation Form to DST Systems, Inc. ("DST").

                                 Common Shares also may be offered pursuant to privately negotiated transactions between the Trust or the Distributor and individual investors. Common Shares of the Trust issued in connection with privately negotiated transactions will be issued at the greater of
                                 (i) NAV per Common Share of the Trust's Common Shares or (ii) at a discount ranging from 0% to 5% of the average daily market price of the Trust's Common Shares at the close of business on the two business days preceding the date upon which Common Shares are sold pursuant to the privately negotiated transaction. See "Plan of Distribution" on pages 21 and 22.

ADMINISTRATOR                    The Trust's administrator is ING Funds
                                 Services, LLC ("Administrator"). The
                                 Administrator is an affiliate of the Adviser.
                                 The Administrator receives an annual fee, payable monthly, in a maximum amount equal to 0.25% of the Trust's Managed Assets.

RISK FACTORS
AND SPECIAL
CONSIDERATIONS

CREDIT RISK ON SENIOR            The Trust invests a substantial portion of its
LOANS                            assets in below investment grade senior loans
                                 and other below investment grade assets. Below investment grade loans involve a greater risk that borrowers may not make timely payment of the interest and principal due on their loans.
                                 They also involve a greater risk that the value of such loans could decline significantly. If borrowers do not make timely payments of


4 Prospectus Synopsis

                                                             PROSPECTUS SYNOPSIS
--------------------------------------------------------------------------------

                                 the interest due on their loans, the yield on the Trust's Common Shares will decrease. If borrowers do not make timely payment of the principal due on their loans, or if the value of such loans decreases, the Trust's NAV will decrease.

INTEREST RATE RISK               Changes in short-term market interest rates
                                 will directly affect the yield on the Trust's
                                 Common Shares. If short-term market interest rates fall, the yield on the Trust's Common
                                 Shares will also fall. To the extent that the interest rate spreads on loans in the Trust's portfolio experience a general decline, the yield on the Trust's Common Shares will fall and the value of the Trust's assets may decrease, which will cause the Trust's NAV to decrease. Conversely, when short-term market interest rates rise, because of the lag between changes in such short-term rates and the resetting of the floating rates on assets in the Trust's portfolio, the impact of rising rates will be delayed to the extent of such lag.

DISCOUNT FROM NAV                As with any security, the market value of the
                                 Common Shares may increase or decrease from the amount that you paid for the Common Shares.

                                 The Trust's Common Shares may trade at a discount to NAV. This is a risk separate and distinct from the risk that the Trust's NAV per Common Share may decrease.

LEVERAGE The Trust's use of leverage through borrowings and the issuance of Preferred Shares can adversely affect the yield on the Trust's Common Shares. To the extent that the Trust is unable to invest the proceeds from the use of leverage in assets which pay interest at a rate which exceeds the rate paid on the leverage, the yield on the Trust's Common Shares will decrease. In addition, in the event of a general market decline in the value of assets such as those in which the Trust invests, the effect of that decline will be magnified in the Trust because of the additional assets purchased with the proceeds of the leverage. As of June 15, 2006, the Trust had $558 million of borrowings outstanding under two credit facilities totaling $625, and $450 million of Preferred Shares issued and outstanding.

LIMITED SECONDARY                Because of the limited secondary market for
MARKET FOR LOANS                 loans, the Trust may be limited in its ability
                                 to sell loans in its portfolio in a timely fashion and/or at a favorable price.

DEMAND FOR LOANS                 An increase in demand for loans may adversely
                                 affect the rate of interest payable on new loans acquired by the Trust, and it may also increase the price of loans in the secondary market.

IMPACT OF SHAREHOLDER            The issuance of Common Shares through the
INVESTMENT PROGRAM AND           Shareholder Investment Program and/or through
PRIVATELY NEGOTIATED             privately negotiated transactions may have an
TRANSACTIONS                     adverse effect on prices in the secondary
                                 market for the Trust's Common Shares by
                                 increasing the number of Common Shares
                                 available for sale. In addition, the Common
                                 Shares may be issued at a discount to the market price for such Common Shares, which may put downward pressure on the market price for Common Shares of the Trust.

                [GRAPHIC] If you have any questions, please call (800) 992-0180.


                                                           Prospectus Synopsis 5

WHAT YOU PAY TO INVEST -- TRUST EXPENSES
--------------------------------------------------------------------------------

The cost you pay to invest in the Trust includes the expenses incurred by the Trust. In accordance with SEC requirements, the table below shows the expenses of the Trust, including interest expense on borrowings, as a percentage of the average net assets of the Trust, and not as a percentage of gross assets or Managed Assets. By showing expenses as a percentage of net assets, expenses are not expressed as a percentage of all of the assets that are invested for the Trust. The Table below assumes that the Trust has issued $450 million of Preferred Shares and has borrowed an amount equal to 25% of its Managed Assets. For information about the Trust's expense ratios if the Trust had not borrowed or issued Preferred Shares, see "Risk Factors and Special Considerations -- Annual Expenses Without Borrowings or Preferred Shares."


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SHAREHOLDER TRANSACTION EXPENSES

Shareholder Investment Program Fees              NONE
Privately Negotiated Transactions
   Maximum Sales Load on Your Investment
   (as a percentage of offering price)           3.00%

ANNUAL EXPENSES (AS A PERCENTAGE OF NET ASSETS
ATTRIBUTABLE TO COMMON SHARES)
Management and Administrative Fees(1)            1.98%
Interest Expense on Borrowed Funds               2.32%
Other Operating Expenses(2)                      0.34%
Total Annual Expenses(3)                         4.64%



(1) Pursuant to the Investment Advisory Agreement with the Trust, ING Investments is paid a fee of 0.80% of the Trust's Managed Assets. Pursuant to its Administration Agreement with the Trust, the Trust's Administrator is paid a fee of 0.25% of the Trust's Managed Assets. See "Investment Management and Other Service Providers -- The Administrator."

(2) "Other Operating Expenses" are based on estimated amounts for the current fiscal year, which, in turn, are based on "other operating expenses" for the fiscal year ended February 28, 2006, and do not include the expenses of borrowing.

(3) If the Total Annual Expenses of the Trust were expressed as a percentage of Managed Assets (assuming the same 25% borrowing), the Total Annual Expense ratio would be 2.46%.


6   What You Pay to Invest -- Trust Expenses

                                        WHAT YOU PAY TO INVEST -- TRUST EXPENSES
--------------------------------------------------------------------------------

EXAMPLES


The following hypothetical Examples show the amount of the expenses that an investor in the Trust would bear on a $1,000 investment that is held for the different time periods in the table. The examples assume that all dividends and other distributions are reinvested at NAV and that the percentage amounts listed under Total Annual Expenses remain the same in the years shown. The tables and the assumption in the hypothetical examples of a 5.00% annual return are required by regulations of the SEC applicable to all investment companies. The assumed 5.00% annual return is not a prediction of, and does not represent, the projected or actual performance of the Trust's Common Shares. For more complete descriptions of certain of the Trust's costs and expenses, see "Investment Management and Other Service Providers."


Example #1

The following Example applies to shares issued in connection with the Trust's Shareholder Investment Program. This example does not take into account whether such shares are purchased at a discount or a premium to the Trust's NAV.


                                           1 YEAR   3 YEARS   5 YEARS   10 YEARS
--------------------------------------------------------------------------------
You would pay the following expenses on
a $1,000  investment, assuming a 5%
annual return and where the  Trust has
borrowed in an amount equal to 25% of
its  Managed Assets                          $47      $143      $244      $512

You would pay the following expenses on
a $1,000 investment, assuming a 5%
annual return and where the Trust has
not borrowed                                 $18      $ 57      $ 99      $214


Example #2

The following Example applies to shares issued in connection with privately negotiated transactions, which have the maximum front-end sales load of 3%.


                                           1 YEAR   3 YEARS   5 YEARS   10 YEARS
--------------------------------------------------------------------------------
You would pay the following expenses on
a $1,000 investment, assuming a 5%
annual return and where the Trust has
borrowed in an amount equal to 25% of
its  Managed Assets                          $75      $169      $266      $526

You would pay the following expenses on
a $1,000 investment, assuming a 5%
annual return and where the Trust has
not borrowed                                 $48      $ 86      $126      $237



The purpose of each table is to assist you in understanding the various costs and expenses that an investor in the Trust will bear directly or indirectly.

THE FOREGOING EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES, AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.


                [GRAPHIC] If you have any questions, please call (800) 992-0180.


                                    What You Pay to Invest -- Trust Expenses   7

FINANCIAL HIGHLIGHTS
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FINANCIAL HIGHLIGHTS TABLE


The table below sets forth selected financial information which has been derived from the financial statements in the Trust's annual shareholder report dated as of February 28, 2006. The information in the table below has been audited by KPMG LLP, an independent registered public accounting firm. A report of the Trust's independent registered public accounting firm along with the Trust's financial statements is included in the Trust's annual shareholder report dated as of February 28, 2006. A free copy of the annual shareholder report may be obtained by calling (800) 992-0180.



                                                                                YEARS ENDED FEBRUARY 28 OR FEBRUARY 29,
                                                                         -----------------------------------------------------
                                                                            2006        2005        2004       2003     2002
------------------------------------------------------------------------------------------------------------------------------
PER SHARE OPERATING PERFORMANCE
   Net asset value, beginning of period                              $        7.47        7.34        6.73      7.20      8.09
   Income from investment operations:
   Net investment income                                             $        0.57        0.45        0.46      0.50      0.74
   Net realized and unrealized gain (loss) on investments            $        0.12        0.16        0.61     (0.47)    (0.89)
   Total from investment operations                                  $        0.69        0.61        1.07      0.03     (0.15)
   Distributions to Common Shareholders from net investment income   $       (0.46)      (0.43)      (0.42)    (0.45)    (0.63)
   Distribution to Preferred Shareholders                            $       (0.11)      (0.05)      (0.04)    (0.05)    (0.11)
   Net asset value, end of year                                      $        7.59        7.47        7.34      6.73      7.20
   Closing market price at end of period                             $        7.02        7.56        7.84      6.46      6.77
   Total Investment Return(1)
      Total investment return at closing market price(2)             %       (0.82)       2.04       28.77      2.53     (9.20)
      Total investment return at net asset value(3)                  %        8.53        7.70       15.72      0.44     (3.02)

RATIOS/SUPPLEMENTAL DATA
   Net assets end of year (000's)                                    $   1,100,671   1,082,748   1,010,325   922,383   985,982
   Preferred Shares-Aggregate amount outstanding (000's)             $     450,000     450,000     450,000   450,000   450,000
   Liquidation and market value per share of Preferred Shares        $      25,000      25,000      25,000    25,000    25,000
   Borrowings at end of year (000's)                                 $     465,000     496,000     225,000   167,000   282,000
   Asset coverage per $1,000 of debt(4)                              $       2,203       2,140       2,500     2,500     2,350
   Average borrowings (000's)                                        $     509,178     414,889     143,194   190,671   365,126

RATIOS TO AVERAGE NET ASSETS INCLUDING PREFERRED SHARES(5)
   Expenses (before interest and other fees related to revolving
      credit facility)                                               %        1.64        1.60        1.45      1.49      1.57
   Net expenses after expense reimbursement                          %        3.02        2.21        1.65      1.81      2.54
   Gross expenses prior to expense reimbursement                     %        3.02        2.22        1.65      1.81      2.54
   Net investment income                                             %        5.44        4.21        4.57      4.97      6.83

RATIOS TO AVERAGE NET ASSETS PLUS BORROWINGS
   Expenses (before interest and other fees related to revolving
      credit facility)                                               %        1.58        1.63        1.84      1.82      1.66
   Net expenses after expense reimbursement                          %        2.90        2.26        2.09      2.23      2.70
   Gross expenses prior to expense reimbursement                     %        2.90        2.27        2.09      2.23      2.70
   Net investment income                                             %        5.24        4.32        5.82      6.10      7.24

RATIOS TO AVERAGE NET ASSETS
   Expenses (before interest and other fees related to revolving
      credit facility)                                               %        2.33        2.29        2.11      2.19      2.25
   Net expenses after expense reimbursement                          %        4.27        3.17        2.40      2.68      3.64
   Gross expenses prior to expense reimbursement                     %        4.27        3.18        2.40      2.68      3.64
   Net investment income                                             %        7.71        6.04        6.68      7.33      9.79
   Portfolio turnover rate                                           %          81          93          87        48        53
   Common shares outstanding at end of period (000's)                      145,033     145,033     137,638   136,973   136,973



8 Financial Highlights

                                                            FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------


                                                                             YEARS ENDED FEBRUARY 28 OR FEBRUARY 29,
                                                                    ---------------------------------------------------------
                                                                       2001     2000(6)      1999(6)      1998(7)    1997(7)
-----------------------------------------------------------------------------------------------------------------------------
PER SHARE OPERATING PERFORMANCE
   Net asset value, beginning of period                                  8.95       9.24         9.34         9.45       9.61
   Income from investment operations:
   Net investment income                                                 0.88       0.79         0.79         0.87       0.82
   Net realized and unrealized gain (loss) on investments               (0.78)     (0.30)       (0.10)       (0.13)     (0.02)
   Total from investment operations                                      0.10         --           --           --         --
   Distributions to Common Shareholders from net investment income      (0.86)     (0.78)       (0.82)       (0.85)     (0.82)
   Distribution to Preferred Shareholders                               (0.06)        --         0.03           --         --
   Net asset value, end of year                                          8.09       8.95         9.24         9.34       9.45
   Closing market price at end of period                                 8.12       8.25         9.56        10.31      10.00
   Total Investment Return(1)
      Total investment return at closing market price(2)                 9.10      (5.88)        1.11        12.70      15.04(8)
      Total investment return at net asset value(3)                      0.19       5.67         7.86         8.01       8.06(8)

RATIOS/SUPPLEMENTAL DATA
   Net assets end of year (000's)                                   1,107,432  1,217,339    1,202,565    1,034,403  1,031,089
   Preferred Shares-Aggregate amount outstanding (000's)              450,000         --           --           --         --
   Liquidation and market value per share of Preferred Shares          25,000         --           --           --         --
   Borrowings at end of year (000's)                                  510,000    484,000      534,000           --         --
   Asset coverage per $1,000 of debt(4)                                 2,150      3,520        3,250           --         --
   Average borrowings (000's)                                         450,197    524,019      490,978      346,110    131,773

RATIOS TO AVERAGE NET ASSETS INCLUDING PREFERRED SHARES(5)
   Expenses (before interest and other fees related to revolving
      credit facility)                                                   1.62         --           --           --         --
   Net expenses after expense reimbursement                              3.97         --           --           --         --
   Gross expenses prior to expense reimbursement                         3.97         --           --           --         --
   Net investment income                                                 9.28         --           --           --         --

RATIOS TO AVERAGE NET ASSETS PLUS BORROWINGS
   Expenses (before interest and other fees related to revolving
      credit facility)                                                   1.31       1.00(7)      1.05(7)      1.04       1.13
   Net expenses after expense reimbursement                              3.21         --           --           --         --
   Gross expenses prior to expense reimbursement                         3.21         --           --           --         --
   Net investment income                                                 7.50       6.12         6.00         6.91       7.59

RATIOS TO AVERAGE NET ASSETS
   Expenses (before interest and other fees related to revolving
      credit facility)                                                   1.81       1.43(7)      1.50(7)      1.39       1.29
   Net expenses after expense reimbursement                              4.45         --           --           --         --
   Gross expenses prior to expense reimbursement                         4.45         --           --           --         --
   Net investment income                                                10.39       8.77         8.60         9.23       8.67
   Portfolio turnover rate                                                 46         71           68           90         82
   Common shares outstanding at end of period (000's)                 136,847    136,036      130,206      110,764    109,140
-----------------------------------------------------------------------------------------------------------------------------


(1)  Total investment return calculations are attributable to common shares.

(2) Total investment return measures the change in the market value of your investment assuming reinvestment of dividends and capital gain distributions, if any, in accordance with the provisions of the Trust's dividend reinvestment plan.

(3) Total investment return at net asset value has been calculated assuming a purchase at net asset value at the beginning of each period and a sale at net asset value at the end of each period and assumes reinvestment of dividends and capital gain distributions in accordance with the provisions of the dividend reinvestment plan. This calculation differs from total investment return because it excludes the effects of changes in the market values of the Trust's shares.

(4) Asset coverage represents the total assets available for settlement of Preferred Stockholder's interest and notes payables in relation to the Preferred Shareholder interest and notes payable balance outstanding. The Preferred Shares were first offered November 2, 2000.


(5) Ratios do not reflect the effect of dividend payments to Preferred Shareholders; income ratios reflect income earned on assets attributable to the Preferred Shares; ratios do not reflect any add-back for the borrowings.

(6) The Adviser agreed to reduce its fee for a period of three years from the Expiration Date of the November 12, 1996 Rights Offering to 0.60% of the average daily net assets, plus the proceeds of any outstanding borrowings, over $1.15 billion.

(7)  Calculated on total expenses before impact of earnings credits.

(8) Calculation of total return excludes the effects of the per share dilution resulting from the rights offering as the total account value of a fully subscribed shareholder was minimally impacted.


                [GRAPHIC] If you have any questions, please call (800) 992-0180.


                                                          Financial Highlights 9

TRADING AND NAV INFORMATION
--------------------------------------------------------------------------------

The following table shows for the Trust's Common Shares for the periods indicated: (1) the high and low closing prices as shown on the NYSE Composite Transaction Tape; (2) the NAV per Common Share represented by each of the high and low closing prices as shown on the NYSE Composite Transaction Tape; and (3) the discount from or premium to NAV per Share (expressed as a percentage) represented by these closing prices. The table also sets forth the aggregate number of shares traded as shown on the NYSE Composite Transaction Tape during the respective quarter.


                                                              PREMIUM/
                                                             (DISCOUNT)
                              PRICE             NAV            TO NAV
                         ---------------   -------------   --------------     REPORTED
CALENDAR QUARTER ENDED    HIGH     LOW      HIGH    LOW     HIGH     LOW    NYSE VOLUME
                         ------   ------   -----   -----   -----   ------   -----------
March 31, 2004           $8.170   $7.710   $7.36   $7.34   11.01%    5.04%   18,287,600
June 30, 2004             8.340    7.670    7.41    7.33   13.47     4.07    15,627,844
September 30, 2004        8.150    7.560    7.42    7.35   10.48     2.58    12,768,704
December 31, 2004         7.950    7.240    7.42    7.35    8.16    (2.44)   17,125,504
March 31, 2005            7.830    7.160    7.48    7.38    5.67    (3.49)   13,877,317
June 30, 2005             7.360    6.800    7.46    7.31   (1.34)   (7.23)   17,197,500
September 30, 2005        7.200    6.640    7.48    7.36   (3.10)  (10.99)   18,052,800
December 31, 2005         6.890    6.460    7.46    7.40   (7.64)  (12.94)   29,717,900
March 31, 2006            7.120    6.720    7.62    7.42   (6.19)   (9.43)   21,188,110



On June 15, 2006, the last reported sale price of a Common Share of the Trust's Common Shares on the NYSE was $7.01. The Trust's NAV on June 15, 2006 was $7.48. See "Transaction Policies -- Net Asset Value." On June 15, 2006 the last reported sale price of a share of the Trust's Common Shares on the NYSE $7.01 represented a (6.28)% discount below NAV $7.48 as of that date.


The Trust's Common Shares have traded in the market above, at, and below NAV since March 9, 1992, when the Trust's Common Shares were listed on the NYSE. The Trust cannot predict whether its Common Shares will trade in the future at a premium or discount to NAV, and if so, the level of such premium or discount. Shares of closed-end investment companies frequently trade at a discount from NAV.


10 Trading and NAV Information

                                               INVESTMENT OBJECTIVE AND POLICIES
--------------------------------------------------------------------------------

INVESTMENT OBJECTIVE

The Trust's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital. The Trust seeks to achieve this investment objective by investing in the types of assets described below:

1. SENIOR LOANS. Under normal circumstances, at least 80% of the Trust's net assets, plus the amount of any borrowings for investment purposes, will be invested in Senior Loans. This investment policy may be changed without shareholder approval so long as the Trust provides its shareholders with at least 60 days' prior notice of any changes in this investment policy. Under normal circumstances, the Trust invests at least 80% of its assets in Senior Loans made to corporations or other business entities organized under U.S. or Canadian law and that are domiciled in the U.S., Canada or in U.S. territories or possessions.


     The Senior Loans in which the Trust invests either hold the most senior position in the capital structure of the borrower or hold an equal ranking with other senior debt or have characteristics that the Adviser or Sub-Adviser believes justify treatment as senior debt. These Senior Loans are typically below investment grade credit quality.

     The Trust typically makes its investments in Senior Loans by purchasing a portion of the overall loan, i.e., the Trust becomes one of a number of lenders participating in the loan. The Trust may also make its investments in Senior Loans through the use of derivative instruments such as participations, credit-linked notes, credit default swaps and total return swaps as long as the reference obligation for any such instrument is a Senior Loan. Investments through the use of such derivative instruments involve counterparty risk, i.e., the risk that the party from which such instrument is purchased will not perform as agreed. The Trust seeks to minimize such counterparty risk by purchasing such investments only from large, well established and highly rated counter-parties.


2. OTHER INVESTMENTS. Under normal circumstances, the Trust may invest up to 20% of its total assets, measured at the time of investment, in a combination of one or more of the following types of investments ("Other Investments"):

     -    loans to borrowers organized outside the U.S. or Canada;


     -    unsecured floating rate loans, notes and other debt instruments;


     -    floating rate subordinated loans;


     - senior tranches of floating rate asset-backed securities, including structured notes;


     -    short-term debt securities; and

     -    equity securities incidental to investment in loans


3. CASH AND SHORT-TERM INSTRUMENTS. Under normal circumstances, the Trust may invest in cash and/or short-term instruments. During periods when, in the opinion of the Adviser or Sub-Adviser, a temporary defensive posture in the market is appropriate, the Trust may hold up to 100% of its assets in cash and/or short-term instruments.


4. OTHER INVESTMENT STRATEGIES. The Trust may lend its portfolio securities, on a short-term or long-term basis, in an amount equal to up to 33 1/3% of its total assets.

FUNDAMENTAL DIVERSIFICATION POLICIES

1. INDUSTRY DIVERSIFICATION. The Trust may invest in any industry. The Trust may not invest more than 25% of its total assets in any single industry.

2. BORROWER DIVERSIFICATION. As a diversified investment company, the Trust may not make investments in any one issuer (other than the U.S. government) if, immediately after such purchase or acquisition, more than 5% of the value of the Trust's total assets would be invested in such issuer, or the Trust would own more than 25% of any outstanding issue. The Trust will consider the borrower on a loan, including a loan participation, to be the issuer of such loan. With respect to no more than 25% of its total assets, the Trust may make investments that are not subject to the foregoing restrictions.

These fundamental diversification policies may only be changed with approval by a majority of all shareholders, including the vote of a majority of the holders of Preferred Shares, and holders of any other preferred shares, voting separately as a class.

INVESTMENT POLICIES


The Adviser and Sub-Adviser follow certain investment policies set by the Trust's Board. Some of those policies are set forth below. Please refer to the SAI for additional information on these and other investment policies.

1. LIMITATIONS ON CURRENCIES. The Trust's investments must be denominated in U.S. dollars, provided that the Trust may invest up to 15% of its total assets in investments denominated in the OECD currencies (including the euro), other than the U.S. dollar. The Trust will engage in currency exchange transactions to seek to hedge, as closely as practicable, 100% of the economic impact to the Trust arising from foreign currency fluctuations.


2. MATURITY. Although the Trust has no restrictions on portfolio maturity, under normal circumstances, at least 80% of the Trust's total assets will be invested in assets with remaining maturities of one to ten years. The maximum maturity on any loan in which the Trust can invest is ten years.

3. INTEREST RATE RESETS. Under normal circumstances, at least 80% of the Trust's total assets will be invested in assets with rates of interest which reset either daily, monthly, or quarterly. The maximum duration of an interest rate reset on any loan investment in which the Trust may invest is one

                [GRAPHIC] If you have any questions, please call 1-800-992-0180.


                                            Investment Objective and Policies 11

INVESTMENT OBJECTIVE AND POLICIES
--------------------------------------------------------------------------------

     year. In addition, under normal circumstances, the Trust will maintain a dollar-weighted average time until the next interest rate adjustment on its loan investments of 90 days or less.

4. LIMITATIONS ON OTHER INVESTMENTS. The Trust may also invest up to 20% of its total assets, measured at the time of investment, in Other Investments. The following additional limitations apply to Other Investments:


     A. UNSECURED DEBT INSTRUMENTS. The Trust may not invest in unsecured floating rate loans, notes and other debt instruments, whether or not senior or subordinated, in an aggregate amount that exceeds 20% of the Trust's total assets, measured at the time of investment.


     B. EQUITIES. The Trust may acquire equity securities only as an incident to the purchase or ownership of a loan or in connection with a reorganization of a borrower or its debt.


     C. SUBORDINATED LOANS. The Trust may not invest in floating rate subordinated loans, whether or not secured, in an aggregated amount that exceeds 5% of its total assets, measured at the time of investment.

5. INVESTMENT QUALITY; CREDIT ANALYSIS. Loans in which the Trust invests generally are rated below investment grade credit quality or are unrated. In acquiring a loan, the Adviser or Sub-Adviser will consider some or all of the following factors concerning the borrower: ability to service debt from internally generated funds; adequacy of liquidity and working capital; appropriateness of capital structure; leverage consistent with industry norms; historical experience of achieving business and financial projections; the quality and experience of management; and adequacy of collateral coverage. The Adviser or Sub-Adviser performs its own independent credit analysis of each borrower. In so doing, the Adviser or Sub-Adviser may utilize information and credit analyses from agents that originate or administer loans, other lenders investing in a loan, and other sources. The Adviser or Sub-Adviser also may communicate directly with management of the borrowers. These analyses continue on a periodic basis for any Senior Loan held by the Trust. See "Risk Factors and Special Considerations -- Credit Risk on Senior Loans."


6. USE OF LEVERAGE. The Trust may borrow money and issue preferred shares to the fullest extent permitted by the 1940 Act. See "Policy on Borrowing" and "Policy on Issuance of Preferred Shares" below.


7. SHORT-TERM INSTRUMENTS. Short-term instruments in which the Trust invests may include (i) commercial paper rated A-1 by Standard and Poor's or P-1 by Moody's Investors Service, Inc., or of comparable quality as determined by the Adviser or Sub-Adviser, (ii) certificates of deposit, banker's acceptances, and other bank deposits and obligations, and (iii) securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities.


POLICY ON BORROWING


The Trust has a policy of borrowing for investment purposes. The Trust seeks to use proceeds from borrowing to acquire loans and other investments which pay interest at a rate higher than the rate the Trust pays on borrowings. Accordingly, borrowing has the potential to increase the Trust's total income available to holders of its Common Shares.


The Trust may issue notes, commercial paper, or other evidences of indebtedness and may be required to secure repayment by mortgaging, pledging, or otherwise granting a security interest in the Trust's assets. The terms of any such borrowings are subject to the provisions of the 1940 Act, and also subject to the more restrictive terms of the credit agreements relating to borrowings and additional guidelines imposed by rating agencies which are more restrictive than the provisions of the 1940 Act. The Trust is permitted to borrow an amount equal to up to 33 1/3%, or such other percentage permitted by law, of its total assets (including the amount borrowed) less all liabilities other than borrowings. See "Risk Factors and Special Considerations -- Leverage" and "Risk Factors and Special Considerations -- Restrictive Covenants and 1940 Act Restrictions."

POLICY ON ISSUANCE OF PREFERRED SHARES

The Trust has a policy of issuing preferred shares for investment purposes. The Trust seeks to use the proceeds from preferred shares to acquire loans and other investments which pay interest at a rate higher than the dividends payable on preferred shares. The terms of the issuance of preferred shares are subject to the 1940 Act and to additional guidelines imposed by rating agencies, which are more restrictive than the provisions of the 1940 Act. Under the 1940 Act, the Trust may issue preferred shares so long as immediately after any issuance of preferred shares the value of the Trust's total assets (less all Trust liabilities and indebtedness that is not senior indebtedness) is at least twice the amount of the Trust's senior indebtedness plus the involuntary liquidation preference of all outstanding shares. In November 2000, the Trust issued 18,000 Preferred Shares for a total of $450 million. See "Risk Factors and Special Considerations -- Leverage."


12 Investment Objective and Policies

                                                         THE TRUST'S INVESTMENTS
--------------------------------------------------------------------------------

As stated above under "Investment Objective and Policies", the Trust will invest primarily in Senior Loans. This section contains a discussion of the characteristics of Senior Loans, the manner in which those investments are made and the market for Senior Loans.

SENIOR LOAN CHARACTERISTICS

Senior Loans are loans that are typically made to business borrowers to finance leveraged buy-outs, recapitalizations, mergers, stock repurchases and internal growth. Senior Loans generally hold the most senior position in the capital structure of a borrower and are usually secured by liens on the assets of the borrowers, including tangible assets such as cash, accounts receivable, inventory, property, plant and equipment, common and/or preferred stock of subsidiaries, and intangible assets including trademarks, copyrights, patent rights and franchise value. The Trust may also receive guarantees as a form of collateral.

Senior loans are typically structured to include two or more types of loans within a single credit agreement. The most common structure is to have a revolving loan and a term loan. A revolving loan is a loan that can be drawn upon, repaid fully or partially, and then the repaid portions can be drawn upon again. A term loan is a loan that is fully drawn upon immediately and once repaid it cannot be drawn upon again. Sometimes there may be two or more term loans, and they may be secured by different collateral and have different repayment schedules and maturity dates. In addition to revolving loans and term loans, senior loan structures can also contain facilities for the issuance of letters of credit, and may contain mechanisms for lenders to pre-fund letters of credit through credit-linked deposits.

The Trust typically invests only in the term loan portions of Senior Loan structures, although it does sometimes invest in the revolving loan portions and the pre-funded letters of credit portions.

By virtue of their senior position and collateral, Senior Loans typically provide lenders with the first right to cash flows or proceeds from the sale of a borrower's collateral if the borrower becomes insolvent (subject to the limitations of bankruptcy law, which may provide higher priority to certain claims such as, for example, employee salaries, employee pensions and taxes). This means Senior Loans are generally repaid before unsecured bank loans, corporate bonds, subordinated debt, trade creditors, and preferred or common stockholders.


Senior Loans typically pay interest at least quarterly at rates which equal a fixed percentage spread over a base rate such as LIBOR. For example, if the London Inter-Bank Offered Rate ("LIBOR") were 5.00% and the borrower were paying a fixed spread of 2.50%, the total interest rate paid by the borrower would be 7.50%. Base rates and, therefore, the total rates paid on Senior Loans float, i.e., they change as market rates of interest change.


Although a base rate such as LIBOR can change every day, loan agreements for Senior Loans typically allow the borrower the ability to choose how often the base rate for its loan will change. Such periods can range from one day to one year, with most borrowers choosing monthly or quarterly reset periods. During periods of rising interest rates, borrowers will tend to choose longer reset periods, and during periods of declining interest rates, borrowers will tend to choose shorter reset periods. The fixed spread over the base rate on a Senior Loan typically does not change.

Senior Loans generally are arranged through private negotiations between a borrower and several financial institutions represented by an agent who is usually one of the originating lenders. In larger transactions, it is common to have several agents; however, generally only one such agent has primary responsibility for ongoing administration of a Senior Loan. Agents are typically paid fees by the borrower for their services. The agent is primarily responsible for negotiating the loan agreement which establishes the terms and conditions of the Senior Loan and the rights of the borrower and the lenders. The agent also is responsible for monitoring collateral and for exercising remedies available to the lenders such as foreclosure upon collateral.

Loan agreements may provide for the termination of the agent's agency status in the event that it fails to act as required under the relevant loan agreement, becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy. Should such an agent, lender or assignor with respect to an assignment interpositioned between the Trust and the borrower become insolvent or enter FDIC receivership or bankruptcy, any interest in the Senior Loan of such person and any loan payment held by such person for the benefit of the Trust should not be included in such person's or entity's bankruptcy estate. If, however, any such amount were included in such person's or entity's bankruptcy estate, the Trust would incur certain costs and delays in realizing payment or could suffer a loss of principal or interest. In this event, the Trust could experience a decrease in the NAV.

The Trust acquires Senior Loans from lenders such as banks, insurance companies, finance companies, other investment companies and private investment funds. The Trust may also acquire Senior Loans from U.S. branches of foreign banks that are regulated by the Federal Reserve System or appropriate state regulatory authorities.

INVESTMENT BY THE TRUST


The Trust typically invests in Senior Loans primarily by purchasing an assignment of a portion of a Senior Loan from a third-party, either in connection with the original loan transaction (i.e., in the primary market) or after the initial loan transaction (i.e., in the secondary market). When the Trust purchases a Senior Loan in the primary market, it may share in a fee paid to the original lender. When the Trust purchases a Senior Loan in the secondary market, it may pay a fee to, or forego a portion of interest payments from, the lender making

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                                                      The Trust's Investments 13

THE TRUST'S INVESTMENTS
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the assignment. The Trust may also make its investments in Senior Loans through the use of derivative instruments such as participations, credit-linked notes, credit default swaps and total return swaps as long as the reference obligation for any such instrument is a Senior Loan. Investments through the use of such derivative instruments involve counter party risk, i.e., the risk that the party from which such instrument is purchased will not perform as agreed. Unlike an assignment, as described below, the Trust does not have a direct contractual relationship with the borrower. The Trust seeks to minimize such counter party risk by purchasing such investments only from large, well established and highly rated counter parties.

Except for rating agency guidelines imposed on the Trust's portfolio while it has outstanding Preferred Shares, there is no minimum rating or other independent evaluation of a borrower limiting the Trust's investments and most Senior Loans that the Trust may acquire, if rated, will be rated below investment grade credit quality. See "Risk Factors and Special Considerations -- Credit Risk on Senior Loans."

ASSIGNMENTS. When the Trust is a purchaser of an assignment, it succeeds to all the rights and obligations under the loan agreement of the assigning lender and becomes a lender under the loan agreement with the same rights and obligations as the assigning lender. These rights include the ability to vote along with the other lenders on such matters as enforcing the terms of the loan agreement, (E.G., declaring defaults, initiating collection action, etc.). Taking such actions usually requires at least a vote of the lenders holding a majority of the investment in the loan, and may require a vote by lenders holding two-thirds or more of the investment in the loan. Because the Trust typically does not hold a majority of the investment in any loan, it will not be able by itself to control decisions that require a vote by the lenders.


ACQUISITION COSTS. When the Trust acquires an interest in a Senior Loan in the primary market, it typically acquires the loan at par less its portion of the fee paid to all originating lenders. When the Trust acquires an interest in a Senior Loan, in the secondary market, it may be at par, but typically the Trust will do so at premium or discount to par.

SENIOR LOAN MARKET

Total U.S. domestic Senior Loan volume has increased dramatically over the last 10 years. This increase has helped improve the liquidity of Senior Loans. However, this increase has also been accompanied by an increase in the number of participants in the Senior Loan market. Currently, the Senior Loan market is experiencing a narrowing of spreads over LIBOR and some relaxation in credit standards due to an insufficient number of loans to satisfy the requirements of all lenders. More loans may become available if the U.S. economy continues to show signs of improvement.


14 The Trust's Investments

                                         RISK FACTORS AND SPECIAL CONSIDERATIONS
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RISK IS INHERENT IN ALL INVESTING. THE FOLLOWING DISCUSSION SUMMARIZES SOME OF THE RISKS THAT YOU SHOULD CONSIDER BEFORE DECIDING WHETHER TO INVEST IN THE TRUST. FOR ADDITIONAL INFORMATION ABOUT THE RISKS ASSOCIATED WITH INVESTING IN THE TRUST, SEE "ADDITIONAL INFORMATION ABOUT INVESTMENTS AND INVESTMENT TECHNIQUES" IN THE SAI.

CREDIT RISK ON SENIOR LOANS

The Trust's ability to pay dividends and repurchase its Common Shares is dependent upon the performance of the assets in its portfolio. That performance, in turn, is subject to a number of risks, chief among which is credit risk on the underlying assets.

Credit risk is the risk of nonpayment of scheduled interest or principal payments. In the event a borrower fails to pay scheduled interest or principal payments on a Senior Loan held by the Trust, the Trust will experience a reduction in its income and a decline in the market value of the Senior Loan, which will likely reduce dividends and lead to a decline in the NAV of the Trust's Common Shares. See "The Trust's Investments -- Investment by the Trust."

Senior Loans generally involve less risk than unsecured or subordinated debt and equity instruments of the same issuer because the payment of principal and interest on Senior Loans is a contractual obligation of the issuer that, in most instances, takes precedence over the payment of dividends, or the return of capital, to the issuer's shareholders and payments to bond holders. The Trust generally invests in Senior Loans that are secured with specific collateral. However, the value of the collateral may not equal the Trust's investment when the loan is acquired or may decline below the principal amount of the Senior Loan subsequent to the Trust's investment. Also, to the extent that collateral consists of stock of the borrower or its subsidiaries or affiliates, the Trust bears the risk that the stock may decline in value, be relatively illiquid, or may lose all or substantially all of its value, causing the Senior Loan to be undercollateralized. Therefore, the liquidation of the collateral underlying a Senior Loan may not satisfy the issuer's obligation to the Trust in the event of non-payment of scheduled interest or principal, and the collateral may not be readily liquidated.

In the event of the bankruptcy of a borrower, the Trust could experience delays and limitations on its ability to realize the benefits of the collateral securing the Senior Loan. Among the credit risks involved in a bankruptcy are assertions that the pledge of collateral to secure a loan constitutes a fraudulent conveyance or preferential transfer that would have the effect of nullifying or subordinating the Trust's rights to the collateral.


The Senior Loans in which the Trust invests are generally rated lower than investment grade credit quality, i.e., rated lower than "Baa" by Moody's Investors Service, Inc. ("Moody's") or "BBB" by Standard and Poor's Corporation ("S&P"), or have been issued by issuers who have issued other debt securities which, if unrated, would be rated lower than investment grade credit quality. Investment decisions will be based largely on the credit analysis performed by the Adviser or Sub-Adviser, and not on rating agency evaluation. This analysis may be difficult to perform. Information about a Senior Loan and its issuer generally is not in the public domain. Moreover, Senior Loans are not often rated by any nationally recognized rating service. Many issuers have not issued securities to the public and are not subject to reporting requirements under federal securities laws. Generally, however, issuers are required to provide financial information to lenders and information may be available from other Senior Loan participants or agents that originate or administer Senior Loans.


INTEREST RATE RISK

During normal market conditions, changes in market interest rates will affect the Trust in certain ways. The principal effect will be that the yield on the Trust's Common Shares will tend to rise or fall as market interest rates rise and fall. This is because almost all of the assets in which the Trust invests pay interest at rates which float in response to changes in market rates. However, because the interest rates on the Trust's assets reset over time, there will be an imperfect correlation between changes in market rates and changes to rates on the portfolio as a whole. This means that changes to the rate of interest paid on the portfolio as a whole will tend to lag behind changes in market rates.

Market interest rate changes may also cause the Trust's NAV to experience moderate volatility. This is because the value of a loan asset in the Trust is partially a function of whether it is paying what the market perceives to be a market rate of interest for the particular loan, given its individual credit and other characteristics. If market interest rates change, a loan's value could be affected to the extent the interest rate paid on that loan does not reset at the same time. As discussed above, the rates of interest paid on the loans in which the Trust invests have a weighted average reset period that typically is less than 90 days. Therefore, the impact of the lag between a change in market interest rates and the change in the overall rate on the portfolio is expected to be minimal.

To the extent that changes in market rates of interest are reflected not in a change to a base rate such as LIBOR but in a change in the spread over the base rate which is payable on loans of the type and quality in which the Trust invests, the Trust's NAV could also be adversely affected. This is because the value of a loan asset in the Trust is partially a function of whether it is paying what the market perceives to be a market rate of interest for the particular loan, given its individual credit and other characteristics. However, unlike changes in market rates of interest for which there is only a temporary lag before the portfolio reflects those changes, changes in a loan's value based on changes in the market spread on loans in the Trust's portfolio may be of longer duration.

Finally, substantial increases in interest rates may cause an increase in loan defaults as borrowers may lack the resources to meet higher debt service requirements.

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                                      Risk Factors and Special Considerations 15

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PRE-PAYMENT RISK

If a Senior Loan in which the Trust invests is paid off sooner than scheduled, and interest rates are falling, the Trust will be forced to reinvest this money at lower yields.

CHANGES TO NAV


The NAV of the Trust is expected to change in response to a variety of factors, primarily in response to changes in the creditworthiness of the borrowers on the loans in which the Trust invests. See "Risk Factors and Special Considerations -- Credit Risk on Senior Loans" above. Changes in market interest rates may also have a moderate impact on the Trust's NAV. See "Risk Factors and Special Considerations -- Interest Rate Risk." Another factor which can affect the Trust's NAV is changes in the pricing obtained for the Trust's assets. See "Transaction Policies -- Valuation of the Trust's Assets."


DISCOUNT FROM NAV

The Trust's Common Shares have traded in the market above, at, and below NAV since March 9, 1992, when the Trust's shares were listed on the NYSE. The reasons for the Trust's Common Shares trading at a premium to or discount from NAV are not known to the Trust, and the Trust cannot predict whether its Common Shares will trade in the future at a premium to or discount from NAV, and if so, the level of such premium or discount. Shares of closed-end investment companies frequently trade at a discount from NAV. The possibility that Common Shares of the Trust will trade at a discount from NAV is a risk separate and distinct from the risk that the Trust's NAV may decrease.

LEVERAGE

The Trust may borrow an amount equal to up to 33 1/3% (or such other percentage permitted by law) of its total assets (including the amount borrowed) less all liabilities other than borrowings. Under the 1940 Act, the Trust may issue preferred shares so long as immediately after any issuance of preferred shares the value of the Trust's total assets (less all Trust liabilities and indebtedness that is not senior indebtedness) is at least twice the amount of the Trust's senior indebtedness plus the involuntary liquidation preference of all outstanding shares. In November 2000, the Trust issued 18,000 Preferred Shares for a total of $450 million. Borrowings and the issuance of preferred shares are referred to in this Prospectus collectively as "leverage." The Trust may use leverage for investment purposes, to finance the repurchase of its Common Shares, and to meet other cash requirements. The use of leverage for investment purposes increases both investment opportunity and investment risk.

Capital raised through leverage will be subject to interest and other costs, and these costs could exceed the income earned by the Trust on the proceeds of such leverage. There can be no assurance that the Trust's income from the proceeds of leverage will exceed these costs. However, the Adviser or Sub-Adviser seeks to use leverage for the purposes of making additional investments only if they believe, at the time of using leverage, that the total return on the assets purchased with such funds will exceed interest payments and other costs on the leverage.

In addition, the Adviser or Sub-Adviser intends to reduce the risk that the costs of the use of leverage will exceed the total return on investments purchased with the proceeds of leveraging by utilizing leverage mechanisms whose interest rates float (or reset frequently). In the event of a default on one or more loans or other interest-bearing instruments held by the Trust, the use of leverage would increase the loss to the Trust and may increase the effect on the Trust's NAV. The Trust's lenders and Preferred shareholders have priority to the Trust's assets over the Trust's Common shareholders.


The Trust currently uses leverage by borrowing money on a floating rate basis and by the issuance of Preferred Shares. The current rate on the borrowings (as of June 15, 2006) is 5.47%. The current dividend rate on the Preferred Shares (as of June 15, 2006) is 5.08%. To cover the annual interest and dividends on the borrowings and the Preferred Shares for the current fiscal year (assuming that the current interest and dividend rates remain in effect for the entire fiscal year and assuming that the Trust borrows an amount equal to 25% of its Managed Assets and the current Preferred Shares remain outstanding), the Trust would need to earn 2.56% on its amount of Managed Assets as of June 15, 2006.

The Trust's leveraged capital structure creates special risks not associated with unleveraged funds having similar investment objectives and policies. The funds borrowed pursuant to the credit facilities or obtained through the issuance of Preferred Shares, or any other preferred shares, may constitute a substantial lien and burden by reason of their prior claim against the income of the Trust and against the net assets of the Trust in liquidation.


The Trust is not permitted to declare dividends or other distributions, including dividends and distributions with respect to Common Shares or Preferred Shares, or to purchase Common Shares or, Preferred Shares unless (i) at the time thereof the Trust meets certain asset coverage requirements and (ii) there is no event of default under any credit facility program that is continuing. See "Risk Factors and Special Considerations -- Restrictive Covenants and 1940 Act Restrictions" below. In the event of a default under a credit facility program, the lenders have the right to cause a liquidation of the collateral (i.e., sell Senior Loans and other assets of the Trust) and, if any such default is not cured, the lenders may be able to control the liquidation as well.

In addition, the Trust is not permitted to pay dividends on or redeem Common Shares unless all accrued dividends on the Preferred Shares and all accrued interest on borrowings have been paid or set aside for payment.

Because the fee paid to the Adviser will be calculated on the basis of Managed Assets, the fee will be higher when leverage is utilized, giving the Adviser an incentive to utilize leverage.

The Trust is subject to certain restrictions imposed by lenders to the Trust and by guidelines of one or more rating agencies which issue ratings for the Preferred Shares issued by the Trust. These restrictions impose asset coverage, fund composition requirements and limits on investment techniques, such as the use of financial derivative products, that are more stringent than those imposed on the Trust by the 1940 Act. These covenants or guidelines could impede the Adviser or Sub-Adviser from fully managing the Trust's portfolio in accordance with the Trust's investment objective and policies.


16 Risk Factors and Special Considerations

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ANNUAL EXPENSES WITHOUT BORROWINGS OR PREFERRED SHARES

If the Trust were not to have borrowed or have Preferred Shares outstanding, the remaining expenses, as a percentage of the net assets of the Trust, would be as follows:

ANNUAL EXPENSES WITHOUT BORROWINGS OR PREFERRED SHARES
(AS A PERCENTAGE OF NET ASSETS ATTRIBUTABLE TO COMMON SHARES)


Management and Administrative Fees(1)   1.05%
Other Operating Expenses(2)             0.34%
Total Annual Expenses                   1.39%



(1) Pursuant to the Investment Advisory Agreement with the Trust, ING Investments is paid a fee of 0.80% of the Trust's Managed Assets. Pursuant to its Administration Agreement with the Trust, the Trust's Administrator is paid a fee of 0.25% of the Trust's Managed Assets. See "Investment Adviser and Other Service Providers -- The Administrator."


(2) "Other Operating Expenses" are based on estimated amounts for the current fiscal year, which, in turn, are based on "other operating expenses" for the fiscal year ended February 28, 2006, and does not include the expenses of borrowing.

EFFECT OF LEVERAGE


The following table is designed to illustrate the effect on return to a holder of the Trust's Common Shares of the leverage created by the Trust's use of borrowing, using an assumed initial interest rate of 4.90%, assuming the Trust has used leverage by borrowing an amount equal to 25% of the Trust's Managed Assets and assuming hypothetical annual returns on the Trust's portfolio of minus 10% to plus 10%. As can be seen, leverage generally increases the return to shareholders when portfolio return is positive and decreases return when the portfolio return is negative. Actual returns may be greater or less than those appearing in the table.



Assumed Portfolio Return,
   net of expenses(1)..............      (10)%     (5)%      0%      5%     10%
Corresponding Return to
   Common Shareholders(2)..........   (14.97)%  (8.31)%  (1.64)%  5.03%  11.69%


(1) The "Assumed Portfolio Return" is required by regulation of the SEC and is not a prediction of, and does not represent, the projected or actual performance of the Trust.

(2) In order to compute the "Corresponding Return to Common Shareholders," the "Assumed Portfolio Return" is multiplied by the total value of the Trust's assets at the beginning of the Trust's fiscal year to obtain an assumed return to the Trust. From this amount, all interest accrued during the year is subtracted to determine the return available to shareholders. The return available to shareholders is then divided by the total value of the Trust's net assets attributable to Common Shares as of the beginning of the fiscal year to determine the "Corresponding Return to Common Shareholders."

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                                      Risk Factors and Special Considerations 17

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IMPACT OF SHAREHOLDER INVESTMENT PROGRAM AND PRIVATELY NEGOTIATED TRANSACTIONS

The issuance of Common Shares through the Trust's Shareholder Investment Program may have an adverse effect on the secondary market for the Trust's Common Shares. The increase in the number of the Trust's outstanding Common Shares resulting from issuances pursuant to the Trust's Shareholder Investment Program or pursuant to privately negotiated transactions, and the discount to the market price at which such Common Shares may be issued, may put downward pressure on the market price for Common Shares of the Trust. Common Shares will not be issued pursuant to the Trust's Shareholder Investment Program at any time when Common Shares are trading at a price lower than the Trust's NAV per Common Share.

LIMITED SECONDARY MARKET FOR LOANS

Although the resale, or secondary, market for loans is growing, it is currently limited. There is no organized exchange or board of trade on which loans are traded. Instead, the secondary market for loans is an unregulated inter-dealer or inter-bank re-sale market.

Loans usually trade in large denominations (typically in $1 million or larger) and trades can be infrequent. The market has limited transparency so that information about actual trades may be difficult to obtain. Accordingly, some or many of the loans in which the Trust invests will be relatively illiquid.

In addition, loans in which the Trust invests may require the consent of the borrower and/or the agent prior to sale or assignment. These consent requirements can delay or impede the Trust's ability to sell loans and can adversely affect the price that can be obtained. The Trust may have difficulty disposing of loans if it needs cash to repay debt, to pay dividends, to pay expenses or to take advantage of new investment opportunities. Although the Trust has not conducted a tender offer since 1992, if it determines to again conduct a tender offer, limitations of a secondary market may result in difficulty raising cash to purchase tendered Common Shares.

These considerations may cause the Trust to sell securities at lower prices than it would otherwise consider to meet cash needs or cause the Trust to maintain a greater portion of its assets in cash equivalents than it would otherwise, which could negatively impact performance. The Trust seeks to avoid the necessity of selling assets to meet such needs by the use of borrowings.

The Trust values its assets daily. However, because the secondary market for loans is limited, it may be difficult to value loans. Reliable market value quotations may not be readily available for some loans and valuation of such loans may require more research than for liquid securities. In addition, elements of judgment may play a greater role in valuation of loans, than for securities with a more developed secondary market, because there is less reliable, objective market value data available. In addition, if the Trust purchases a relatively large portion of a loan to generate extra income sometimes paid to large lenders, the limitations of the secondary market may inhibit the Trust from selling a portion of the loan and reducing its exposure to a borrower when the Adviser or Sub-Adviser deems it advisable to do so.

LENDING PORTFOLIO SECURITIES


To generate additional income, the Trust may lend portfolio securities in an amount equal to up to 33 1/3% of the Trust's total assets to broker-dealers, major banks, or other recognized domestic institutional borrowers of securities. As with other extensions of credit, there are risks of delay in recovery or even loss of rights in the collateral should the borrower default or fail financially. The Trust intends to engage in lending portfolio securities only when such lending is fully secured by investment grade collateral held by an independent agent.


DEMAND FOR LOANS

Although the volume of loans has increased in recent years, demand for loans has also grown. An increase in demand may benefit the Trust by providing increased liquidity for loans and higher sales prices, but it may also adversely affect the rate of interest payable on loans acquired by the Trust, the rights provided to the Trust under the terms of a loan agreement, and increase the price of loans that the Trust wishes to purchase in the secondary market.

UNSECURED LOANS AND SUBORDINATED LOANS


Subject to the aggregate 20% limit on Other Investments, the Trust may invest up to 20% of its total assets in unsecured floating rate loans, notes and other debt instruments and 5% of its total assets in floating rate subordinated loans. Unsecured loans and subordinated loans share the same credit risks as those discussed above under "Credit Risk on Senior Loans" except that unsecured loans are not secured by any collateral of the borrower and subordinated loans are not the most senior debt in a borrower's capital structure. Unsecured loans do not enjoy the security associated with collateralization and may pose a greater risk of nonpayment of interest or loss of principal than do secured loans. The primary additional risk in a subordinated loan is the potential loss in the event of default by the issuer of the loan. Subordinated loans in an insolvency bear an increased share, relative to senior secured lenders, of the ultimate risk that the borrower's assets are insufficient to meet its obligations to its creditors.


SHORT-TERM DEBT SECURITIES


Subject to the aggregate 20% limit on Other Investments, the Trust may invest in short-term debt securities. Short-term debt securities are subject to the risk of the issuer's inability to meet principal and interest payments on the obligation and also may be subject to price volatility due to such factors as interest rates, market perception of the creditworthiness of the issuer and general market liquidity.


Because short-term debt securities pay interest at a fixed-rate, when interest rates decline, the value of the Trust's short-term debt securities can be expected to rise, and when interest rates rise, the value of those securities can be expected to decline.


18 Risk Factors and Special Considerations

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CALL RISK

During periods of declining interest rates, the issuer of a security may exercise its option to prepay principal earlier than scheduled, forcing the Fund to reinvest in lower yielding securities. This is known as call or prepayment risk. Lower-grade securities frequently have call features that allow the issuer to repurchase the security prior to its stated maturity. An issuer may redeem a lower-grade obligation if the issuer can refinance the debt at a lower cost due to declining interest rates or an improvement in the credit standing of the issuer.

INVESTMENT IN NON-U.S. AND NON-CANADIAN ISSUERS


Subject to the aggregate 20% limit on Other investments, the Trust may invest up to 20% of its total assets in U.S. dollar denominated loans, secured or unsecured, to borrowers that are organized or located in countries outside the United States and Canada or U.S. territories and possessions and up to 15% of its total assets in investments denominated in OECD currencies (including the Euro), other than the U.S. dollar.


INVESTMENTS IN EQUITY SECURITIES INCIDENTAL TO INVESTMENT IN LOANS


Subject to the aggregate 20% on Other Investments, the Trust may acquire equity securities as an incident to the purchase or ownership of a loan or in connection with a reorganization of a borrower or its debt. Investments in equity securities incidental to investment in loans entail certain risks in addition to those associated with investment in loans. The value of these securities may be affected more rapidly, and to a greater extent, by company-specific developments and general market conditions. These risks may increase fluctuations in the Trust's NAV. The Trust may frequently possess material non-public information about a borrower as a result of its ownership of a loan of such borrower. Because of prohibitions on trading in securities of issuers while in possession of such information the Trust might be unable to enter into a transaction in a security of such a borrower when it would otherwise be advantageous to do so.


BORROWINGS UNDER THE CREDIT FACILITY PROGRAM


The Trust has a policy of borrowing to acquire income-producing investments which, by their terms, pay interest at a rate higher than the rate the Trust pays on borrowings. Accordingly, borrowing has the potential to increase the Trust's total income. The Trust currently is a party to two credit facilities with financial institutions that permit the Trust to borrow up to an aggregate of $625 million. Interest is payable on the credit facilities by the Trust at a variable rate that is tied to either LIBOR, the federal funds rate, or a commercial paper based rate and includes a facility fee on unused commitments. As of June 15, 2006, the Trust had outstanding borrowings under the credit facilities of approximately $558 million. Collectively, the lenders under the credit facilities have a security interest in all assets of the Trust. Under each of the credit facilities, the lenders have the right to liquidate Trust assets in the event of default by the Trust under such credit facility, and the Trust may be prohibited from paying dividends in the event of certain adverse events or conditions respecting the Trust or Adviser or Sub-Adviser until the credit facility is repaid in full or until the event or condition is cured.


RANKING OF SENIOR INDEBTEDNESS

The rights of lenders to receive payments of interest on and repayments of principal of any borrowings made by the Trust under the credit facility program are senior to the rights of holders of Common Shares and Preferred Shares with respect to the payment of dividends or upon liquidation.

RESTRICTIVE COVENANTS AND 1940 ACT RESTRICTIONS


The credit agreements governing the credit facility program ("Credit Agreements") include usual and customary covenants for their respective type of transaction, including limits on the Trust's ability to (i) issue preferred shares, (ii) incur liens or pledge portfolio securities, (iii) change its investment objective or fundamental investment restrictions without the approval of lenders, (iv) make changes in any of its business objectives, purposes or operations that could result in a material adverse effect, (v) make any changes in its capital structure, (vi) amend the Trust documents in a manner which could adversely affect the rights, interests or obligations of any of the lenders,
(vii) engage in any business other than the businesses currently engaged in,
(viii) create, incur, assume or permit to exist certain debt except for certain specified types of debt, and (ix) permit any of its Employee Retirement Security Act ("ERISA") affiliates to cause or permit to occur an event that could result in the imposition of a lien under the Internal Revenue Code or ERISA. In addition, the Credit Agreements do not permit the Trust's asset coverage ratio (as defined in the Credit Agreements) to fall below 300% at any time ("Credit Agreement Asset Coverage Test").


Under the requirements of the 1940 Act, the Trust must have asset coverage of at least 300% immediately after any borrowing, including borrowing under the credit facility program. For this purpose, asset coverage means the ratio which the value of the total assets of the Trust, less liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of borrowings represented by senior securities issued by the Trust. The Credit Agreements limit the Trust's ability to pay dividends or make other distributions on the Trust's Common Shares, or purchase or redeem Common Shares, unless the Trust complies with the Credit Agreement Asset Coverage Test. In addition, the Credit Agreements do not permit the Trust to declare dividends or other distributions or purchase or redeem Common Shares or any preferred shares (i) at any time that an event of default under a Credit Agreement has occurred and is continuing; or
(ii) if, after giving effect to such declaration, the Trust would not meet the Credit Agreement Asset Coverage Test set forth in the Credit Agreements.

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                                      Risk Factors and Special Considerations 19

TRANSACTION POLICIES
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NET ASSET VALUE

The NAV per Common Share of the Trust is determined each business day as of the close of regular trading ("Market Close") on the New York Stock Exchange ("NYSE") (normally 4:00 p.m. Eastern time unless otherwise designated by the NYSE). The Trust is open for business every day the NYSE is open. The NYSE is closed on all weekends and on all national holidays and Good Friday. Trust shares will not be priced on those days. The NAV per Common Share is determined by dividing the value of the Trust's loan assets plus all cash and other assets (including interest accrued but not collected) less all liabilities (including accrued expenses but excluding capital and less the liquidation preference of any outstanding preferred shares) by the number of Common Shares outstanding. The NAV per Common Share is made available for publication.

VALUATION OF THE TRUST'S ASSETS


The assets in the Trust's portfolio are valued daily in accordance with the Trust's Loan Valuation Procedures adopted by the Board. A majority of the Trust's assets are valued using quotations supplied by a third-party loan pricing service. However, the loans in which the Trust invests are not listed on any securities exchange or board of trade. Some loans are traded by institutional investors in an over-the-counter secondary market that has developed in the past several years. This secondary market generally has fewer trades and less liquidity than the secondary markets for other types of securities. Some loans have few or no trades. Accordingly, determinations of the value of loans may be based on infrequent and dated trades. Because there is less reliable, objective market value data available, elements of judgment may play a greater role in valuation of loans than for other types of securities. For further information, see "Risk Factors and Special Considerations -- Limited Secondary Market for Loans."


Loans are normally valued at the mean of the means of one or more bid and asked quotations obtained from a pricing service or other sources believed to be reliable. Loans for which reliable market value quotations are not readily available from a pricing service may be valued with reference to another loan or a group of loans for which reliable market value quotations are readily available and whose characteristics are comparable to the loan being valued. Under this approach, the comparable loan or loans serve as a proxy for changes in value of the loan being valued. The Trust has engaged an independent pricing service to provide quotations from dealers in loans and to calculate values under this proxy procedure.

It is expected that most of the loans held by the Trust will be valued with reference to quotations from the independent pricing service or with reference to the proxy procedure described above. The Adviser or Sub-Adviser may believe that the price for a loan derived from quotations or the proxy procedure described above is not reliable or accurate. Among other reasons, this may be the result of information about a particular loan or borrower known to the Adviser or Sub-Adviser that they believe may not be known to the pricing service or reflected in a price quote. In this event, the loan is valued at fair value under procedures established by the Board, and in accordance with the provisions of the 1940 Act.

Under these procedures, fair value is determined by the Adviser or Sub-Adviser and monitored by the Board through its Valuation, Proxy and Brokerage Committee. In fair valuing a loan, consideration is given to several factors, which may include, among others, the following:

     - the characteristics of and fundamental analytical data relating to the loan, including the cost, size, current interest rate, period until the next interest rate reset, maturity and base lending rate of the loan, the terms and conditions of the loan and any related agreements, and the position of the loan in the borrower's debt structure;

     - the nature, adequacy and value of the collateral, including the Trust's rights, remedies and interests with respect to the collateral;

     - the creditworthiness of the borrower and the cash flow coverage of outstanding principal and interest, based on an evaluation of its financial condition, financial statements and information about the borrower's business, cash flows, capital structure and future prospects;

     - information relating to the market for the loan, including price quotations for, and trading in, the loan and interests in similar loans and the market environment and investor attitudes towards the loan and interests in similar loans;

     - the reputation and financial condition of the agent of the loan and any intermediate participants in the loans;

     -    the borrower's management; and

     - the general economic and market conditions affecting the fair value of the loan.

Securities for which the primary market is a national securities exchange are stated at the last reported sale price on the day of valuation. Securities reported by NASDAQ National Market System will be valued at the NASDAQ Official Closing Price on the valuation day. Debt and equity securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked price. Valuation of short term cash equivalent investments is at amortized cost. Securities maturing in 60 days or less are valued at amortized cost, which, when combined with accrued interest, approximates market value.

ACCOUNT ACCESS

Unless your Common Shares are held through a third-party fiduciary or in an omnibus registration at your bank or brokerage firm, you may be able to access your account information over the internet at www.ingfunds.com, or via a touch tone telephone by calling (800) 992-0180 and selecting Option 1. Should you wish to speak with a Shareholder


20 Transaction Policies

                                                            TRANSACTION POLICIES
--------------------------------------------------------------------------------

Services Representative, you may call the toll-free number listed above and select Option 2.

PRIVACY POLICY

The Trust has adopted a policy concerning investor privacy. To review the privacy policy, contact a Shareholder Services Representative at (800) 992-0180 and select Option 1, obtain a policy over the internet at www.ingfunds.com, or see the privacy promise that accompanies this Prospectus.

HOUSEHOLDING


To reduce expenses, we may mail only one copy of the Trust's Prospectus and each annual and semi-annual shareholder report to those addresses shared by two or more accounts. If you wish to receive individual copies of these documents, please call us at (800) 992-0180 or speak to your investment professional. We will begin sending you individual copies 30 days after receiving your request.


                                                            PLAN OF DISTRIBUTION
--------------------------------------------------------------------------------

SHAREHOLDER INVESTMENT PROGRAM

The following is a summary of the Shareholder Investment Program ("Program"). Shareholders are advised to review a fuller explanation of the Program contained in the Trust's SAI.

Common Shares are offered by the Trust through the Program. The Program allows participating shareholders to reinvest all dividends ("Dividends") in additional Common Shares of the Trust, and also allows participants to purchase additional Common Shares through optional cash investments in amounts ranging from a minimum of $100 to a maximum of $100,000 per month.


The Trust and the Distributor reserve the right to reject any purchase order. Please note that cash, travelers checks, third-party checks, money orders and checks drawn on non-U.S. banks (even if payment may be effected through a U.S.
bank) generally will not be accepted.


Common Shares will be issued by the Trust under the Program when the Trust's Common Shares are trading at a premium to NAV. If the Trust's Common Shares are trading at a discount to NAV, Common Shares issued under the Program will be purchased on the open market. Common Shares issued under the Program directly from the Trust will be acquired at the greater of (i) NAV at the close of business on the day preceding the relevant investment date or (ii) the average of the daily market price of the Common Shares during the pricing period minus a discount of 5% for reinvested Dividends and 0% to 5% for optional cash investments. Common Shares issued under the Program when shares are trading at a discount to NAV will be purchased in the market by DST at market price. Shares issued by the Trust under the Program will be issued without a fee or a commission.

Shareholders may elect to participate in the Program by telephoning the Trust or submitting a completed Participation Form to DST, the Program administrator. DST will credit to each participant's account funds it receives from: (a) Dividends paid on Trust shares registered in the participant's name, and (b) optional cash investments. DST will apply all Dividends and optional cash investments received to purchase Common Shares as soon as practicable beginning on the relevant investment date (as described below) and not later than six business days after the relevant investment date, except when necessary to comply with applicable provisions of the federal securities laws. For more information on the Trust's distribution policy, see "Dividends and Distributions."

In order for participants to purchase shares through the Program in any month, the Program administrator must receive from the participant any optional cash investment by the relevant investment date. The relevant investment date will be set in advance by the Trust, upon which optional cash investments are first applied by DST to the purchase of Common Shares. Participants may obtain a schedule of relevant dates, including investments dates, the dates by which optional cash investment payments must be received and the dates which shares will be paid by calling ING's Shareholder Services Department at (800) 992-0180.

Participants will pay a pro rata share of brokerage commissions with respect to DST's open market purchases in connection with the reinvestment of Dividends or purchases made with optional cash investments.

The Program is intended for the benefit of investors in the Trust. The Trust reserves the right to exclude from participation, at any time, (i) persons or entities who attempt to circumvent the Program's standard $100,000 maximum by accumulating accounts over which they have control or (ii) any other persons or entities, as determined in the sole discretion of the Trust.

Currently, persons who are not shareholders of the Trust may not participate in the Program. The Board may elect to change this policy at a future date, and permit non-shareholders to participate in the Program. Shareholders may request to receive their Dividends in cash at any time by giving DST written notice or by contacting ING's Shareholder Services Department at (800) 992-0180 and selecting Option 2. Shareholders may elect to close their account at any time by giving DST written notice. When a participant closes their account, the participant upon request will receive a certificate for full Common Shares in the account. Fractional Common

                [GRAPHIC] If you have any questions, please call (800) 992-0180.


                                                         Transaction Policies 21

PLAN OF DISTRIBUTION
--------------------------------------------------------------------------------

Shares will be held and aggregated with other fractional Common Shares being liquidated by DST as agent of the Program and paid for by check when actually sold.

The automatic reinvestment of Dividends does not affect the tax characterization of the Dividends (i.e., capital gains and income are realized even though cash is not received). If shares are issued pursuant to the Program's dividend reinvestment provisions or cash purchase provisions at a discount from market price, participants may have income equal to the discount.

Additional information about the Program may be obtained by contacting ING's Shareholder Services Department at (800) 992-0180 and selecting Option 2.

PRIVATELY NEGOTIATED TRANSACTIONS


The Common Shares may also be offered pursuant to privately negotiated transactions between the Trust or the Distributor and specific investors. Generally, such investors will be sophisticated institutional investors. The terms of such privately negotiated transactions will be subject to the discretion of the management of the Trust. In determining whether to sell Common Shares pursuant to a privately negotiated transaction, the Trust will consider relevant factors including, but not limited to, the attractiveness of obtaining additional funds through the sale of Common Shares, the purchase price to apply to any such sale of Common Shares and the person seeking to purchase the Common Shares.


Common Shares issued by the Trust in connection with privately negotiated transactions will be issued at the greater of (i) NAV per Common Share of the Trust's Common Shares or (ii) at a discount ranging from 0% to 5% of the average of the daily market price of the Trust's Common Shares at the close of business on the two business days preceding the date upon which Common Shares are sold pursuant to the privately negotiated transaction. The discount to apply to such privately negotiated transactions will be determined by the Trust with regard to each specific transaction. The Trust will not pay any commissions with regard to privately negotiated transactions, but an investor may be subject to a front end sales load of up to 3% paid to or retained by a third party broker-dealer through which such transaction may be effected.

USE OF PROCEEDS
--------------------------------------------------------------------------------


It is expected that 100% of the net proceeds of Common Shares issued pursuant to the Shareholder Investment Program and privately negotiated transactions will be invested in Senior Loans and other securities consistent with the Trust's investment objective and policies. Pending investment in Senior Loans, the proceeds, which are expected to be used within three months, will be used to pay down the Trust's outstanding borrowings under its credit facilities. See "Investment Objective and Policies -- Policy on Borrowing."

As of June 15, 2006, the Trust's outstanding borrowings under its credit facilities was $558 million. By paying down the Trust's borrowings, the Trust can avoid adverse impacts on yields pending investment of such proceeds in Senior Loans. As investment opportunities are subsequently identified, it is expected that the Trust will reborrow amounts previously repaid and invest such amounts in additional Senior Loans.


DIVIDENDS AND DISTRIBUTIONS
--------------------------------------------------------------------------------

DISTRIBUTION POLICY. Income dividends are declared and paid monthly. Income dividends consist of interest accrued and amortization of fees earned less any amortization of premiums paid and the estimated expenses of the Trust, including fees payable to ING Investments. Income dividends are calculated monthly under guidelines approved by the Trustees. Each dividend is payable to shareholders of record on the 10th day of the following month (unless it is a holiday, in which case the next business day is the record date). Accrued amounts of fees received, including facility fees, will be taken in as income and passed on to shareholders as part of dividend distributions. Any fees or commissions paid to facilitate the sale of portfolio Senior Loans in connection with tender offers or other portfolio transactions may reduce the dividend yield.

Capital gains, if any, are declared and paid annually. Because the Trust currently has capital loss carry forwards, it is not anticipated that capital gains distributions will be made for the foreseeable future.

DIVIDEND REINVESTMENT. Unless you instruct the Trust to pay you dividends in cash, dividends and distributions paid by the Trust will be reinvested in additional Common Shares of the Trust. You may request to receive dividends in cash at any time by giving DST written notice or by contacting the ING's Shareholder Services Department at (800) 992-0180 and selecting Option 2.


22 Plan of Distribution

                                                 INVESTMENT MANAGEMENT AND OTHER
                                                               SERVICE PROVIDERS
--------------------------------------------------------------------------------

ADVISER


ING INVESTMENTS, an Arizona limited liability company, serves as the Adviser to the Trust and has overall responsibility for the management of the Trust under the general supervision of the Board. Its principal business address is 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258.

The Trust and the Adviser have entered into an investment advisory agreement ("Investment Advisory Agreement") that requires ING Investments to provide all investment advisory and portfolio management services for the Trust. The Investment Advisory Agreement with ING Investments may be canceled by the Board upon 60 days' written notice.

ING Investments is registered with the SEC as an investment adviser. ING Investments is an indirect wholly-owned subsidiary of ING Groep. ING Groep is one of the largest financial services organizations in the world with approximately 113,000 employees. ING Investments began investment management in April, 1995, and serves as an investment adviser to registered investment companies as well as structured finance vehicles. As of March 31, 2006, ING Investments had assets under management of approximately $44.5 billion.

The Adviser bears the expenses of providing the services described above. The Adviser currently receives from the Trust an annual fee, paid monthly, of 0.80% of the Trust's Managed Assets.

For more information regarding the basis for the Board's approval of the investment advisory or investment sub-advisory relationships, please refer to the annual shareholder report dated February 28, 2006.


SUB-ADVISER

ING Investments has engaged a sub-adviser to provide the day-to-day management of the Trust's portfolio. The sub-adviser has, at least in part, been selected primarily on the basis of its successful application of a consistent, well-defined, long-term investment approach over a period of several market cycles.

ING Investments is responsible for monitoring the investment program and performance of the sub-adviser. Under the terms of the sub-advisory agreement, the agreement can be terminated by either ING Investments or the Board. In the event the sub-advisory agreement is terminated, the sub-adviser may be replaced subject to any regulatory requirements or ING Investments may assume day-to-day investment management of the Trust.

ING INVESTMENT MANAGEMENT CO.


ING Investment Management Co., a Connecticut corporation, serves as Sub-Adviser to the Trust. Founded in 1972, ING IM is registered with the SEC as an investment adviser. ING IM is an indirect, wholly-owned subsidiary of ING Groep, and is an affiliate of ING Investments. ING IM has acted as adviser or sub-adviser to mutual funds since 1994 and has managed institutional accounts since 1972.

As of March 31, 2006, ING IM managed over $60 billion in assets. Its principal business address is 230 Park Avenue, New York, NY 10169. For its services, ING IM is entitled to receive a sub-advisory fee of 0.36%, expressed as an annual rate based on the average daily Managed Assets of the Trust. This sub-advisory fee is paid by ING Investments, not by the Trust.


PORTFOLIO MANAGEMENT. The following individuals comprise the investment committee of the Trust and share responsibility for the day-to-day management of the Trust's portfolio:


DANIEL A. NORMAN. Mr. Norman is Senior Vice President and Senior Portfolio Manager in the Senior Debt Group, and has served in that capacity since November 1999. Mr. Norman has managed the Trust since April 1995 and is responsible for the operations, analytics, legal and marketing areas for the Trust. Mr. Norman also serves as Senior Vice President of the Trust, and he serves as Senior Vice President of ING Senior Income Fund, another closed-end fund sub-advised by ING IM that invests primarily in Senior Loans. Mr. Norman co-manages the Trust with Mr. Bakalar.

JEFFREY A. BAKALAR. Mr. Bakalar is Senior Vice President and Senior Portfolio Manager in the Senior Debt Group, and has served in that capacity since November 1999. Mr. Bakalar also serves as Senior Vice President of the Trust and as Senior Vice President of ING Senior Income Fund, another closed-end fund sub-advised by ING IM that invests primarily in Senior Loans. Mr. Bakalar co-manages the Trust with Mr. Norman.

CURTIS F. LEE. Mr. Lee is Senior Vice President and Chief Credit Officer in the Senior Debt Group and has served in that capacity since January 2001. Mr. Lee also serves as Senior Vice President and Chief Credit Officer of the Fund (since January 2001), and he serves as Senior Vice President and Chief Credit Officer of ING Prime Rate Trust, another closed-end fund sub-advised by ING IM that invests primarily in Senior Loans. As Chief Credit Officer, Mr. Lee is responsible for implementing best credit practices within the Senior Debt Group, beginning with the original credit underwriting and approval process through ongoing credit monitoring and review. Mr. Lee also oversees loan workout and negotiation strategies. Mr. Lee serves on the valuation committee and acts as the primary liaison on valuation and credit matters as requested by the Board of Trustees, internal and external auditors and regulatory authorities.


ADDITIONAL INFORMATION REGARDING PORTFOLIO MANAGERS

The SAI provides additional information about each portfolio manager's compensation, other accounts managed by each portfolio manager and each portfolio manager's ownership of securities in the Trust.

                [GRAPHIC] If you have any questions, please call 1-800-992-0180.


                               Investment Adviser and Other Service Providers 23

INVESTMENT MANAGEMENT AND OTHER
SERVICE PROVIDERS
--------------------------------------------------------------------------------

THE ADMINISTRATOR

The Administrator of the Trust is ING Funds Services, LLC ("ING Funds Services"). Its principal business address is 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258. The Administrator is a wholly-owned subsidiary of ING Groep and the immediate parent company of the Adviser.


Under an administration agreement ("Administration Agreement") between the Administrator and the Trust, ING Funds Services administers the Trust's corporate affairs subject to the supervision of the Board. In that connection, the Administrator monitors the provisions of the Senior Loan agreements and any agreements with respect to interests in Senior Loans and is responsible for recordkeeping with respect to the Senior Loans in the Trust's repurchase offers portfolio. ING Funds Services also furnishes the Trust with office facilities and furnishes executive personnel together with clerical and certain recordkeeping and administrative services. These services include preparation of annual and other reports to shareholders and to the SEC. The Administrator also handles the filing of federal, state and local income tax returns not being furnished by the Custodian or Transfer Agent (as defined below). The Administration Agreement also requires the Administrator to assist in managing and supervising all aspects of the general day-to-day business activities and operations of the Trust, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services. The Administrator provides the Trust with office space, equipment and personnel necessary to administer the Trust. The Administrator has authorized all of its officers and employees who have been elected as officers of the Trust to serve in such capacities. All services furnished by the Administrator under the Administration Agreement may be furnished by such officers or employees of the Administrator.

The Trust pays the Administrator an administration fee, computed daily and payable monthly. The Administration Agreement states that the Administrator is entitled to receive a fee at an annual rate of 0.25% of the Trust's Managed Assets. The Administration Agreement may be canceled by the Board upon 60 days' written notice.


TRANSFER AGENT, DIVIDEND DISBURSING AGENT AND REGISTRAR

The transfer agent, dividend disbursing agent and registrar for the Common Shares is DST Systems, Inc., whose principal business address is 333 W. 11th Street, Kansas City, Missouri 64105.

CUSTODIAN

The Trust's securities and cash are held and maintained under a Custody Agreement with State Street Bank and Trust Company, whose principal place of business is 801 Pennsylvania Avenue, Kansas City, Missouri 64105.


24 Investment Adviser and Other Service Providers

                                                        DESCRIPTION OF THE TRUST
--------------------------------------------------------------------------------

The Trust is an unincorporated business trust established under the laws of the Commonwealth of Massachusetts by an Agreement and Declaration of Trust dated December 2, 1987, as amended (Declaration of Trust). The Board is responsible for protecting the interests of shareholders. The Trustees are experienced executives who oversee the Trust's activities, review contractual arrangements with companies that provide services to the Trust and review the Trust's performance.


The Declaration of Trust provides that the Trustees of the Trust may authorize separate classes of shares of beneficial interest. The Trustees have authorized an unlimited number of shares of beneficial interest, without par value, all of which were initially classified as Common Shares. The Declaration of Trust also authorizes the creation of an unlimited number of shares of beneficial interest with preference rights, including preferred shares, without par value, in one or more series, with rights as determined by the Board, by action of the Board without the approval of the shareholders. The following table shows the number of (i) shares authorized, (ii) shares held by the Trust for its own account and
(iii) shares outstanding, for each class of authorized securities of the Trust as of June 15, 2006.



                                           NUMBER HELD BY
                                NUMBER      TRUST FOR ITS      NUMBER
      TITLE OF CLASS          AUTHORIZED     OWN ACCOUNT    OUTSTANDING
---------------------------   ----------   --------------   -----------
Common Shares                  unlimited         0          145,033,235
Preferred Shares, Series M       3,600           0               3,600
Preferred Shares, Series T       3,600           0               3,600
Preferred Shares, Series W       3,600           0               3,600
Preferred Shares, Series Th      3,600           0               3,600
Preferred Shares, Series F       3,600           0               3,600


The Common Shares outstanding are fully paid and nonassessable by the Trust. Holders of Common Shares are entitled to share equally in dividends declared by the Board payable to holders of Common Shares and in the net assets of the Trust available for distribution to holders of Common Shares after payment of the preferential amounts payable to holders of any outstanding Preferred Shares. Neither holders of Common Shares nor holders of Preferred Shares have pre-emptive or conversion rights and Common Shares are not redeemable. Upon liquidation of the Trust, after paying or adequately providing for the payment of all liabilities of the Trust and the liquidation preference with respect to any outstanding preferred shares, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Trust among the holders of the Common Shares. Under the rules of the NYSE applicable to listed companies, the Trust is required to hold an annual meeting of shareholders in each year. If the Trust is converted to an open-end investment company or if for any other reason Common Shares are no longer listed on the NYSE (or any other national securities exchange the rules of which require annual meetings of shareholders), the Trust does not intend to hold annual meetings of shareholders.

The Trust is responsible for paying the following expenses, among others: the fees payable to the Adviser; the fees payable to the Administrator; the fees and certain expenses of the Trust's custodian and transfer agent, including the cost of providing records to the Administrator in connection with its obligation of maintaining required records of the Trust; the charges and expenses of the Trust's legal counsel, legal counsel to the Trustees who are not "interested persons" of the Trust, as defined in the 1940 Act and independent accountants; commissions and any issue or transfer taxes chargeable to the Trust in connection with its transactions; all taxes and corporate fees payable by the Trust to governmental agencies; the fees of any trade association of which the Trust is a member; the costs of share certificates representing Common Shares of the Trust; organizational and offering expenses of the Trust and the fees and expenses involved in registering and maintaining registration of the Trust and its Common Shares with the SEC, including the preparation and printing of the Trust's registration statement and prospectuses for such purposes; allocable communications expenses with respect to investor services, and all expenses of shareholders' and Trustees' meetings and of preparing, printing and mailing reports, proxy statements and prospectuses to shareholders; fees for independent loan pricing services; the cost of insurance; and litigation and indemnification expenses and extraordinary expenses not incurred in the ordinary course of the Trust's business.

Under Massachusetts law, shareholders, including holders of Preferred Shares, could under certain circumstances be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or the Trustees. The Declaration of Trust provides for indemnification out of Trust property for all loss and expense of any shareholder held personally liable for the obligations of the Trust. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust would be unable to meet its obligations.

Holders of Common Shares are entitled to one vote for each share held and will vote with the holders of any outstanding Preferred Shares or any other preferred shares on each matter submitted to a vote of holders of Common Shares, except as described under "Description of Capital Structure -- Preferred Shares."

Shareholders are entitled to one vote for each share held. The Common Shares, Preferred Shares and any other preferred shares do not have cumulative voting rights, which means that the holders of more than 50% of the shares of Common Shares, Preferred Shares and any other preferred shares voting for the election of Trustees can elect all of the Trustees standing for election by such holders, and, in such event, the holders of the remaining shares of Common Shares, Preferred Shares and any other preferred shares will not be able to elect any of such Trustees.

                [GRAPHIC] If you have any questions, please call 1-800-992-0180.


                                                     Description of the Trust 25

DESCRIPTION OF THE TRUST
--------------------------------------------------------------------------------

So long as any Preferred Shares or any other Preferred Shares are outstanding, holders of Common Shares will not be entitled to receive any dividends of or other distributions from the Trust, unless at the time of such declaration, (1) all accrued dividends on preferred shares or accrued interest on borrowings has been paid and (2) the value of the Trust's total assets (determined after deducting the amount of such dividend or other distribution), less all liabilities and indebtedness of the Trust not represented by senior securities, is at least 300% of the aggregate amount of such securities representing indebtedness and at least 200% of the aggregate amount of securities representing indebtedness plus the aggregate liquidation value of the outstanding preferred shares (expected to equal the aggregate original purchase price of the outstanding preferred shares plus redemption premium, if any, together with any accrued and unpaid dividends thereon, whether or not earned or declared and on a cumulative basis). In addition to the requirements of the 1940 Act, the Trust is required to comply with other asset coverage requirements as a condition of the Trust obtaining a rating of the Preferred Shares from a rating agency. These requirements include an asset coverage test more stringent than under the 1940 Act.

The Trust will send unaudited reports at least semi-annually and audited financial statements annually to all of its shareholders.

The Declaration of Trust further provides that obligations of the Trust are not binding upon Trustees individually but only upon the property of the Trust and that the Trustees will not be liable for errors of judgment or mistakes of fact or law, but nothing in the Declaration of Trust protects a Trustee against any liability to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

CONVERSION TO OPEN-END FUND

The Trustees may at any time propose conversion of the Trust to an open-end management investment company depending upon their judgment as to the advisability of such action in light of circumstances then prevailing. In considering whether to submit an open-ending proposal to shareholders, the Trustees might consider, among other factors, the differences in operating expenses between open-end and closed-end funds (due to the expenses of continuously selling shares and of standing ready to effect redemptions), the potentially adverse tax consequences to non-redeeming shareholders once a fund is open-ended, and the impact of open-ending on portfolio management policies. Such a conversion would require the approval of both a majority of the Trust's outstanding Common Shares and preferred shares voting together as a single class and a majority of the outstanding preferred shares voting as a separate class on such conversion. Conversion of the Trust to an open-end investment company would require the redemption of all outstanding preferred shares, including the Preferred Shares, which would eliminate the leveraged capital structure of the Trust with respect to the Common Shares. A delay in conversion could result following shareholder approval due to the Trust's inability to redeem the preferred shares. Shareholders of an open-end investment company may require the company to redeem their shares at any time (except in certain circumstances as authorized by or under the 1940 Act) at their next computed NAV less any redemption charge as might be in effect at the time of redemption. If the Trust is converted to an open-end management investment company, it could be required to liquidate portfolio securities to meet requests for redemption, and its shares would no longer be listed on the NYSE. If the Trust were to experience significant redemptions as an open-end fund, the decrease in total assets could result in a higher expense ratio and inefficiencies in portfolio management. In this regard, the Trust could reserve the right to effect redemptions in-kind with portfolio securities, which would subject redeeming shareholders to transaction costs in liquidating those securities.

REPURCHASE OF COMMON SHARES

In recognition of the possibility that the Trust's Common Shares may trade at a discount to their NAV, the Trust may from time to time take action to attempt to reduce or eliminate a market value discount from NAV by repurchasing its Common Shares in the open market or by tendering its Common Shares at NAV. So long as any Preferred Shares are outstanding, the Trust may not purchase, redeem or otherwise acquire any Common Shares unless (1) all accumulated dividends on the Preferred Shares have been paid or set aside for payment through the date of such purchase, redemption or other acquisition and (2) at the time of such purchase, redemption or acquisition asset coverage requirements set forth in the Declaration of Trust and the Trust's Certificate of Designation for Preferred Shares are met. Repurchases of Common Shares may result in the Trust being required to redeem preferred shares to satisfy asset coverage requirements.

FUNDAMENTAL AND NON-FUNDAMENTAL POLICIES OF THE TRUST

The investment objective of the Trust, certain policies of the Trust specified herein as fundamental and the investment restrictions of the Trust described in the SAI are fundamental policies of the Trust and may not be changed without a Majority Vote of the shareholders of the Trust. The term Majority Vote means the affirmative vote of (a) more than 50% of the outstanding shares of the Trust or
(b) 67% or more of the shares present at a meeting if more than 50% of the outstanding shares of the Trust are represented at the meeting in person or by proxy, whichever is less. All other policies of the Trust may be modified by resolution of the Board.


26 Description of the Trust

                                                DESCRIPTION OF CAPITAL STRUCTURE
--------------------------------------------------------------------------------

COMMON SHARES


The Trust's Declaration of Trust authorizes the issuance of an unlimited number of Common Shares of beneficial interest, without par value. All Common Shares have equal rights to the payment of dividends and the distribution of assets upon liquidation. Common Shares will, when issued, be fully paid and non-assessable, and will have no pre-emptive or conversion rights or rights to cumulative voting.


Whenever preferred shares are outstanding, holders of Common Shares will not be entitled to receive any distributions from the Trust, unless at the time of such declaration, (1) all accrued dividends on Preferred Shares or accrued interest on borrowings have been paid and (2) the value of the Trust's total assets (determined after deducting the amount of such dividend or other distribution), less all liabilities and indebtedness of the Trust not represented by senior securities, is at least 300% of the aggregate amount of such securities representing indebtedness and at least 200% of the aggregate amount of securities representing indebtedness plus the aggregate liquidation value of the outstanding preferred shares. In addition to the requirements of the 1940 Act, the Trust is required to comply with other asset coverage requirements as a condition of the Trust obtaining a rating of the preferred shares from a rating agency. These requirements include asset coverage tests more stringent than under the 1940 Act. See "Preferred Shares" below.

BORROWINGS

The Trust's Declaration of Trust authorizes the Trust, without the prior approval of holders of Common Shares, to borrow money. In this connection, the Trust may issue notes or other evidence of indebtedness (including bank borrowings or commercial paper) and may secure any such borrowings by mortgaging, pledging or otherwise granting a security interest in the Trust's assets. See "Risk Factors and Special Considerations -- Leverage."

PREFERRED SHARES

Under the 1940 Act, the Trust is permitted to have outstanding more than one series of preferred shares as long as no single series has priority over another series nor holders of preferred shares have pre-emptive rights to purchase any other preferred shares that might be issued.


The Trust's Declaration of Trust authorizes the issuance of a class of preferred shares (which class may be divided into two or more series) as the Trustees may, without shareholder approval, authorize. The preferred shares have such preferences, voting powers, terms of redemption, if any, and special or relative rights or privileges (including conversion rights, if any) as the Trustee may determine and as are set forth in the Trust's Certificate of Designation establishing the terms of the preferred shares. The number of shares of the preferred class or series authorized is unlimited, and the shares authorized may be represented in part by fractional shares. Under the Trust's Certificate of Designation, the Trustees have authorized the creation of 18,000 Auction Rate Cumulative Preferred Shares, without par value, with a liquidation preference of $25,000 per share, classified as Series M, T, W, Th and F Auction Rate Cumulative Preferred Shares.


Any decision to offer preferred shares is subject to market conditions and to the Board and the Adviser's continuing belief that leveraging the Trust's capital structure through the issuance of preferred shares is likely to achieve the benefits to the Common Shares described in this Prospectus for long-term investors. The terms of the preferred shares will be determined by the Board in consultation with the Adviser (subject to applicable law and the Trust's Declaration of Trust) if and when it authorizes a preferred shares offering.

The Preferred Shares have complete priority over the Common Shares as to distribution of assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Trust, holders of preferred shares will be entitled to receive a preferential liquidating distribution (expected to equal the original purchase price per share plus accumulated and unpaid dividends thereon, whether or not earned or declared) before any distribution of assets is made to holders of Common Shares.

                [GRAPHIC] If you have any questions, please call 1-800-992-0180.


                                             Description of Capital Structure 27

TAX MATTERS
--------------------------------------------------------------------------------

The following information is meant as a general summary for U.S. shareholders. Please see the SAI for additional information. Investors should rely on their own tax adviser for advice about the particular federal, state and local tax consequences to them of investing in the Trust.

The federal income tax treatment of the Trust's Preferred Shares is not entirely clear, but the Trust believes, based on the advice of its counsel, that the Preferred Shares will constitute stock of the Trust. It is possible, however, that the IRS might take a contrary position, asserting, for example, that the Preferred Shares constitute debt of the Trust. The discussion below assumes that the Preferred Shares are stock.

The Trust will distribute all or substantially all of its net investment income and net realized capital gains, if any, to its shareholders each year. Although the Trust will not be taxed on amounts it distributes, most shareholders will be taxed on amounts they receive. A particular distribution generally will be taxable as either ordinary income or long-term capital gain. The Trust will allocate a proportionate amount of each type of its income to the Common Shares and to the Preferred Shares. It generally does not matter how long a shareholder has held the Trust's Common Shares or Preferred Shares or whether the shareholder elects to receive distributions in cash or reinvest them in additional Trust's Common Shares or Preferred Shares. For example, if the Trust designates a particular distribution as a long-term capital gains distribution, it will be taxable to a shareholder at his or her long-term capital gains rate. Dividends from the Trust are generally not eligible for the reduced rate of tax that may apply to certain qualifying dividends on corporate stock.


Current tax law generally provides for a maximum tax rate for individual taxpayers of 15% on long-term capital gains and from certain qualifying dividends on corporate stock. Although, these rate reductions do not apply to corporate taxpayers, such taxpayers may be entitled to a corporate dividends received deduction with respect to their share of eligible domestic corporate dividends received by the Trust, or to foreign shareholders. The following are guidelines for how certain distributions by the Fund are generally taxed to individual taxpayers:


     - Distributions of earnings from qualifying dividends and qualifying long-term capital gains will be taxed at a maximum rate of 15%.

     - Note that distributions of earnings from dividends paid by certain "qualified foreign corporations" can also qualify for the lower tax rates on qualifying dividends.

     - A shareholder will also have to satisfy a more than 60-day holding period with respect to any distributions of qualifying dividends in order to obtain the benefit of the lower tax rate.

     - Distributions of earnings from non-qualifying dividends interest income, other types of ordinary income and short-term capital gains will be taxed at the ordinary income tax rate applicable to the taxpayer.

Dividends declared by the Trust in October, November or December and paid during the following January may be treated as having been received by shareholders in the year the distributions were declared.

Each shareholder will receive an annual statement summarizing the shareholder's dividend and capital gains distributions.

If a shareholder invests through a tax-deferred account, such as a retirement plan, the shareholder generally will not have to pay tax on dividends until they are distributed from the account. These accounts are subject to complex tax rules, and shareholders should consult a tax adviser about investment through a tax-deferred account.

There may be tax consequences to a shareholder if the shareholder sells the Trust's Common Shares or Preferred Shares. A shareholder will generally have a capital gain or loss, which will be long-term or short-term, generally depending on how long the shareholder holds those Common Shares or Preferred Shares. If a shareholder exchanges shares, the shareholder may be treated as if he or she sold them. Shareholders are responsible for any tax liabilities generated by their own transactions.

As with all investment companies, the Trust may be required to withhold U.S. federal income tax at the current rate of 28% of all taxable distributions payable to a shareholder if the shareholder fails to provide the Trust with his or her correct taxpayer identification number or to make required certifications, or if the shareholder has been notified by the IRS that he or she is subject to backup withholding. Backup withholding is not an additional tax; rather, it is a way in which the IRS ensures it will collect taxes otherwise due. Any amounts withheld may be credited against a shareholder's U.S. federal income tax liability.


28 Tax Matters

                                                                MORE INFORMATION
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DISTRIBUTION ARRANGEMENTS


Pursuant to the terms of a distribution agreement ("Distribution Agreement"), ING Funds Distributor will act as the Trust's distributor for the optional cash investments under the Trust's Shareholder Investment Program and for privately negotiated transactions. The Distribution Agreement provides that ING Fund's Distributor does not receive compensation or commissions from the Trust for such services. In addition, no fees or commissions will be paid by the Trust or its shareholders in connection with the reinvestment of dividends and capital gains distributions. ING Funds Distributor's principal business address is 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258. ING Funds Distributor, ING Investments, the Trust's Adviser, and ING IM, the Trust's Sub-Adviser, are indirect, wholly-owned subsidiaries of ING Groep. See "Plans of Distribution" in the SAI.


The Trust bears the expenses of issuing the Common Shares. These expenses include, but are not limited to, the expense of preparation and printing of the Prospectus and SAI, the expense of counsel and independent registered public accounting firm and others.

LEGAL MATTERS

The validity of the Common Shares offered hereby will be passed upon for the Trust by Dechert LLP, 1775 I Street, NW, Washington, DC, counsel to the Trust.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP serves as the independent registered public accounting firm for the Trust. The principal address of KPMG is 355 South Grand Avenue, Los Angeles, California 90071.

REGISTRATION STATEMENT

The Trust has filed with the SEC a Registration Statement under the Securities Act of 1933, relating to the Common Shares offered hereby. For further information with respect to the Trust and its Common Shares, reference is made to such Registration Statement and the exhibits filed therein.

                [GRAPHIC] If you have any questions, please call 1-800-992-0180.


                                                             More Information 29

STATEMENT OF ADDITIONAL INFORMATION
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Table of Contents


                                                                            PAGE
                                                                            ----
Change of Name                                                                2
Investment Objective                                                          2
Investment Restrictions                                                       2
Additional Information About Investments and Investment Techniques            4
Trustees and Officers                                                        12
Compensation Table                                                           23
Investment Management and Other Service Providers                            25
Code of Ethics                                                               33
Portfolio Transactions                                                       34
Net Asset Value                                                              35
Federal Taxation                                                             36
Advertising and Performance Data                                             40
General Information                                                          42
Financial Statements                                                         42



30 Statement of Additional Information

                              ING PRIME RATE TRUST
                         7337 EAST DOUBLETREE RANCH ROAD
                            SCOTTSDALE, ARIZONA 85258
                                 (800) 992-0180

                 25,000,000 COMMON SHARES OF BENEFICIAL INTEREST

--------------------------------------------------------------------------------
                            TRUST ADVISORS AND AGENTS
--------------------------------------------------------------------------------


ADVISER


ING Investments, LLC
7337 East Doubletree Ranch Road
Scottsdale, AZ 85258

SUB-ADVISER
ING Investment Management Co.
230 Park Avenue
New York, NY 10169

ADMINISTRATOR
ING Funds Services, LLC
7337 East Doubletree Ranch Road
Scottsdale, AZ 85258

CUSTODIAN
State Street Bank and Trust
801 Pennsylvania Avenue
Kansas City, MO 64105

INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM
KPMG LLP
99 High Street
Boston, MA 02110

DISTRIBUTOR
ING Funds Distributor, LLC
7337 East Doubletree Ranch Road
Scottsdale, AZ 85258

TRANSFER AGENT
DST Systems, Inc.
333 W. 11th Street
Kansas City, MO 64105

LEGAL COUNSEL
Dechert LLP
1775 I Street, NW
Washington, DC 20006

INSTITUTIONAL INVESTORS AND ANALYSTS
Call ING Prime Rate Trust
(800) 336-3436

THE TRUST HAS NOT AUTHORIZED ANY PERSON TO PROVIDE YOU WITH ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THIS OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION IN THIS PROSPECTUS OR OTHER INFORMATION TO WHICH WE HAVE REFERRED YOU. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON SHARES OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE COMMON SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. THE DELIVERY OF THIS PROSPECTUS OR ANY SALE MADE PURSUANT TO THIS PROSPECTUS DOES NOT IMPLY THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME AFTER THE DATE OF THIS PROSPECTUS. HOWEVER, IF ANY MATERIAL CHANGE OCCURS WHILE THIS PROSPECTUS IS REQUIRED BY LAW TO BE DELIVERED, THIS PROSPECTUS WILL BE AMENDED OR SUPPLEMENTED.

WHEN CONTACTING THE SEC, YOU WILL WANT TO REFER TO THE TRUST'S SEC FILE NUMBER. THE FILE NUMBER IS AS FOLLOWS:
1940 Act File No. 811-05410

[ING LOGO]


                                                   PRPRO-UPRT25M   (0606-063006)

                              ING PRIME RATE TRUST

                         7337 East Doubletree Ranch Road
                         Scottsdale, Arizona 85258-2034
                                 (800) 992-0180

                       STATEMENT OF ADDITIONAL INFORMATION


                                  JUNE 30, 2006


     ING Prime Rate Trust ("Trust") is a diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended ("1940 Act"). The Trust's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital. There is no assurance that the Trust will achieve its investment objective. The Trust is managed by ING Investments, LLC ("ING Investments" or "Adviser") and sub-advised by ING Investment Management Co. ("ING IM" or "Sub-Adviser").


     This Statement of Additional Information ("SAI") does not constitute a prospectus, but should be read in conjunction with the Prospectus relating thereto dated June 30, 2006. Capitalized terms not defined herein are used as defined in the Prospectuses. This SAI does not include all the information that a prospective investor should consider before purchasing Common Shares in this offering, and investors should obtain and read the Prospectus prior to purchasing such shares. In addition, the Trust's financial statements and the independent registered public accounting firm's report thereon included in the annual shareholder report dated February 28, 2006, are incorporated herein by reference. A copy of the Prospectuses may be obtained without charge by contacting the Trust at the address and phone number written above.


                                TABLE OF CONTENTS


                                                                            PAGE
CHANGE OF NAME                                                                 2
INVESTMENT OBJECTIVE                                                           2
INVESTMENT RESTRICTIONS                                                        2
ADDITIONAL INFORMATION ABOUT INVESTMENTS AND INVESTMENT TECHNIQUES             4
TRUSTEES AND OFFICERS                                                         12
COMPENSATION TABLE                                                            23
INVESTMENT MANAGEMENT AND OTHER SERVICE PROVIDERS                             25
CODE OF ETHICS                                                                33
PORTFOLIO TRANSACTIONS                                                        34
NET ASSET VALUE                                                               35
FEDERAL TAXATION                                                              36
ADVERTISING AND PERFORMANCE DATA                                              40
GENERAL INFORMATION                                                           42
FINANCIAL STATEMENTS                                                          42


     The Prospectuses and SAI omit certain information contained in the registration statement filed with the Securities and Exchange Commission ("SEC"). The registration statement may be obtained from the SEC upon payment of the fee prescribed, or inspected at the SEC's office for no charge. The registration statement is also available on the SEC's website (www.sec.gov).

                                 CHANGE OF NAME

    The Trust changed its name from Pilgrim Prime Rate Trust to Pilgrim America Prime Rate Trust in April 1996, and then changed its name back to Pilgrim Prime Rate Trust on November 16, 1998. Effective March 1, 2002, the Trust changed its name to ING Prime Rate Trust.

                              INVESTMENT OBJECTIVE

    The Trust's investment objective is to obtain as high a level of current income as is consistent with the preservation of capital. The Trust seeks to achieve its investment objective by investing under normal circumstances at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in U.S. dollar denominated floating rate secured senior loans ("Senior Loans"). Under normal circumstances, the Trust invests at least 80% of its assets in Senior Loans made to corporations or other business entities organized under U.S. or Canadian law and that are domiciled in the U.S., Canada or in U.S. territories or possessions.

    The Senior Loans in which the Trust invests either hold the most senior position in the capital structure of the borrower or hold an equal ranking with other senior debt or have characteristics that the Adviser or Sub-Adviser believes justify treatment as senior debt. These Senior Loans are typically below investment grade credit quality.

    The Trust may invest up to 20% of its total assets in other investments, including unsecured floating rate loans, notes and other debt securities, subordinated loans, tranches of floating rate asset-backed securities, including structured notes, short-term debt instruments, equity securities acquired in connection with investments in loans and other instruments as described under "Additional Information About Investments and Investment Techniques." During periods when, in the opinion of the Trust's Adviser or Sub-Adviser, a temporary defensive posture in the market is appropriate, the Trust may hold up to 100% of its assets in cash and/or in short-term debt instruments.

                             INVESTMENT RESTRICTIONS

    The Trust operates under a number of investment policies and restrictions. Certain investment restrictions of the Trust are designated as fundamental policies and as such may not be changed without the approval of a majority of the Trust's outstanding voting securities. In accordance with the 1940 Act, a majority of the Trust's outstanding securities means the lesser of (i) 67% or more of the Trust's shares present at a meeting, if the holders of more than 50% of the Trust's shares are present or represented by proxy, or (ii) more than 50% of the Trust's shares. The following investment restrictions have been designated as fundamental policies. The Trust will not:


     1. issue senior securities, except insofar as the Trust may be deemed to have issued a senior security by reason of (i) entering into certain interest rate hedging transactions, (ii) entering into reverse repurchase agreements, or
(iii) borrowing money in an amount not exceeding 331/3%, or such other percentage permitted by law, of the Trust's total assets (including the borrowed amount) less all liabilities other than borrowings, or (iv) issuing a class or classes of preferred shares in an amount not exceeding 50%, or such other percentage permitted by law, of the Trust's total assets less all liabilities and indebtedness not represented by senior securities.

     2.     invest more than 25% of its total assets in any industry.

     3. invest in marketable warrants other than those acquired in conjunction with Senior Loans and such warrants will not constitute more than 5% of its assets.

     4. make investments in any one issuer other than U.S. government securities if, immediately after such purchase or acquisition, more than 5% of the value of the Trust's total assets would be invested in such issuer, or the Trust would own more than 25% of any outstanding issue, except that up to 25% of the Trust's total assets may be invested without regard to the foregoing restrictions. For the purpose of the foregoing restriction, the Trust will consider the borrower of a Senior Loan to be the issuer of such Senior Loan. In addition, with respect to a Senior Loan under which the Trust does not have privity with the borrower or would not have a direct cause of action against the borrower in the event of the failure of the borrower to pay scheduled principal or interest, the Trust will also separately meet the foregoing requirements and consider each interpositioned bank (a lender from which the Trust acquires a Senior Loan) to be an issuer of the Senior Loan.

     5. act as an underwriter of securities, except to the extent that it may be deemed to act as an underwriter in certain cases when disposing of its portfolio investments or acting as an agent or one of a group of co-agents in originating Senior Loans.

     6. purchase or sell equity securities (except that the Trust may, incidental to the purchase or ownership of an interest in a Senior Loan, or as part of a borrower reorganization, acquire, sell and exercise warrants and/or acquire or sell other equity securities), real estate, real estate mortgage loans, commodities, commodity futures contracts, or oil or gas exploration or development programs; or sell short, purchase or sell straddles, spreads, or combinations thereof, or write put or call options.

     7.     make loans of money or property to any person, except that the Trust
(i) may make loans to corporations or other business entities, or enter into leases or other arrangements that have the characteristics of a loan; (ii) may lend portfolio instruments; and (iii) may acquire securities subject to repurchase agreements.

     8. purchase shares of other investment companies, except in connection with a merger, consolidation, acquisition or reorganization.

     9. make investments on margin or hypothecate, mortgage or pledge any of its assets except for the purpose of securing borrowings as described above in connection with the issuance of senior securities and then only in an amount up to 33 1/3% (50% in the case of the issuance of a preferred class of shares), or such other percentage permitted by law, of the value of the Trust's total assets (including, with respect to borrowings, the amount borrowed) less all liabilities other than borrowings (or, in the case of the issuance of senior securities, less all liabilities and indebtedness not represented by senior securities).


     If a percentage restriction is adhered to at the time of investment, a later increase or decrease in percentage resulting from a change in value of the Trust's investments or amount of total assets will not be considered a violation of any of the foregoing restrictions.

     There is no limitation on the percentage of the Trust's total assets that may be invested in instruments which are not readily marketable or subject to restrictions on resale, and to the extent the Trust invests in such instruments, the Trust's portfolio should be considered illiquid. The extent to which the Trust invests in such instruments may affect its ability to realize the net asset value ("NAV") of the Trust in the event of the voluntary or involuntary liquidation of its assets.

     The Trust has also adopted a non-fundamental policy as required by Rule 35d-1 under the 1940 Act to invest, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in floating rate secured Senior Loans. The Trust has also adopted a policy to provide its shareholders with at least
60 days' prior notice of any change in such investment policy. If, subsequent to an investment, the 80% requirement is no longer met, the Trust's future investments will be made in a manner that will bring the Trust into compliance with this policy.

       ADDITIONAL INFORMATION ABOUT INVESTMENTS AND INVESTMENT TECHNIQUES

     Some of the different types of securities in which the Trust may invest, subject to its investment objective, policies and restrictions, are described in the prospectus under "Investment Objective and Policies." Additional information concerning certain of the Trust's investments and investment techniques is set forth below.

EQUITY SECURITIES

     In connection with its purchase or holding of interests in Senior Loans, the Trust may acquire (and subsequently sell) equity securities or exercise warrants that it receives. The Trust will acquire such interests only as an incident to the intended purchase or ownership of loans or in connection with a reorganization of a borrower or its debt. The Trust normally will not hold more than 20% of its total assets in equity securities. Equity securities will not be treated as Senior Loans; therefore, an investment in such securities will not count toward the 80% of the Trust's net assets, plus the amount of any borrowings for investment purposes, that normally will be invested in Senior Loans. Equity securities are subject to financial and market risks and can be expected to fluctuate in value.

LEASE PARTICIPATIONS

     Senior Loans that the Trust may acquire include particpation interests in lease fiancings (Lease Participations) where the collateral quality, credit quality of the borrower and the likelihood of payback are believed by the Adviser or Sub-Adviser to be the same as those applied to conventional Senior Loans. A Lease Participation is also required to have a floating interest rate that is indexed to a benchmark indicator of prevailing interest rates, such as London Inter-Bank Offered Rate ("LIBOR") or the Prime Rate.

     The credit quality standards and general requirements that the Trust applies to Lease Participations including collateral quality, the credit quality of the borrower and the likelihood of payback are substantially the same as those applied to conventional Senior Loans. A Lease Participation is also required to have a floating interest rate that is indexed to the federal funds rate, LIBOR, or Prime Rate in order to be eligible for investment.

     The Office of the Comptroller of the Currency has established regulations which set forth circumstances under which national banks may engage in lease financings. Among other things, the regulation requires that a lease be a net-full payout lease representing the noncancelable obligation of the lessee, and that the bank make certain determinations with respect to any estimated residual value of leased property relied upon by the bank to yield a full return on the lease. The Trust may invest in lease financings only if the Lease Participation meets these banking law requirements.

INTEREST RATES AND PORTFOLIO MATURITY

     Interest rates on loans in which the Trust invests adjust periodically. The interest rates are adjusted based on a base rate plus a premium or spread over the base rate. The base rate usually is LIBOR, the Federal Reserve federal funds rate, the Prime Rate or other base lending rates used by commercial lenders. LIBOR usually is an average of the interest rates quoted by several designated banks as the rates at which they pay interest to major depositors in the London interbank market on U.S. dollar denominated deposits. The Adviser and Sub-Adviser believe that changes in short-term LIBOR rates are closely related to changes in the Federal Reserve federal funds rate, although the two are not technically linked. The Prime Rate quoted by a major U.S. bank is generally the interest rate at which that bank is willing to lend U.S. dollars to its most creditworthy borrowers, although it may not be the bank's lowest available rate.


     Loans in which the Trust invests typically have interest rates which reset at least quarterly and may reset as frequently as daily. The maximum duration of an interest rate reset on any loan in which the Trust can invest is one year. The maximum maturity on any loan in which the Trust can invest is ten years. The Trust's portfolio of loans will ordinarily have a dollar-weighted average time until the next interest rate adjustment of ninety (90) days or less, although the time may exceed 90 days. The Trust may find it possible and appropriate to use interest rate swaps and other investment practices to shorten the effective interest rate adjustment period of loans. If the Trust does so, it will consider the shortened period to be the adjustment period of the loan. As short-term interest rates rise, interest payable to the Trust should increase. As short-term interest rates decline, interest payable to the Trust should decrease. The amount of time that will pass before the Trust experiences the effects of changing short-term interest rates will depend on the dollar-weighted average time until the next interest rate adjustment on the Trust's portfolio of loans.


     Loans usually have mandatory and optional prepayment provisions. Because of prepayments, the actual remaining maturity of a loan may be considerably less than its stated maturity. If a loan is prepaid, the Trust will have to reinvest the proceeds in other loans or securities which may have a lower fixed spread over its base rate. In such a case, the amount of interest paid to the Trust would likely decrease.

     In the event of a change in the benchmark interest rate on a loan, the rate payable to lenders under the loan will, in turn, change at the next scheduled reset date. If the benchmark rate goes up, the Trust as lender would earn interest at a higher rate, but only on and after the reset date. If the benchmark rate goes down, the Trust as lender would earn interest at a lower rate, but only on and after the reset date.

     During normal market conditions, changes in market interest rates will affect the Trust in certain ways. The principal effect will be that the yield on the Trust's Common Shares will tend to rise or fall as market interest rates rise and fall. This is because almost all of the assets in which the Trust invests pay interest at rates which float in response to changes in market rates. However, because the interest rates on the Trust's assets reset over time, there will be an imperfect correlation between changes in market rates and changes to rates on the portfolio as a whole. This means that changes to the rate of interest paid on the portfolio as a whole will tend to lag behind changes in market rates.

     Market interest rate changes may also cause the Trust's NAV to experience moderate volatility. This is because the value of a loan asset in the Trust is partially a function of whether it is paying what the market perceives to be a market rate of interest for the particular loan, given its individual credit and other characteristics. If market interest rates change, a loan's value could be affected to the extent the interest rate paid on that loan does not reset at the same time. As discussed above, the rates of interest paid on the loans in which the Trust invests have a weighted average reset period that typically is less than 90 days. Therefore, the impact of the lag between a change in market interest rates and the change in the overall rate on the portfolio is expected to be minimal.

     Finally, to the extent that changes in market rates of interest are reflected not in a change to a base rate such as LIBOR but in a change in the spread over the base rate which is payable on loans of the type and quality in which the Trust invests, the Trust's NAV could be adversely affected. Again, this is because the value of a loan asset in the Trust is partially a function of whether it is paying what the market perceives to be a market rate of interest for the particular loan, given its individual credit and other characteristics. However, unlike changes in market rates of interest for which there is only a temporary lag before the portfolio reflects those changes, changes in a loan's value based on changes in the market spread on loans in the Trust's portfolio may be of longer duration.

OTHER INVESTMENTS


     Assets not invested in Senior Loans will generally consist of other instruments, including loans to borrowers organized outside the U.S. or Canada, unsecured floating rate loans, notes and other debt instruments, floating rate subordinated loans up to a maximum of 5% of the Trust's total assets, tranches of floating rate asset-backed securities, including structured notes, short-term debt securities, with remaining maturities of 120 days or less (which may have yields tied to the Prime Rate, commercial paper rates, the federal funds rate or LIBOR) and equity securities acquired in connection with investments in loans. Short-term debt instruments may include (i) commercial paper rated A-1 by Standard & Poor's ("S&P) Ratings Services or P-1 by Moody's Investors Service, Inc., or of comparable quality as determined by the Adviser or Sub-Adviser,
(ii) certificates of deposit, bankers' acceptances, and other bank deposits and obligations, and (iii) securities issued or guaranteed by the U.S. government, its agencies or instrumentalities. During periods when, in the judgment of the Adviser or Sub-Adviser, a temporary defensive posture in the market is appropriate, the Trust may hold up to 100% of its assets in cash and/or in short-term debt instruments.


REPURCHASE AGREEMENTS


     The Trust has the ability, pursuant to its investment objective and policies, to enter into repurchase agreements. A repurchase agreement is a contract under which the Trust may sell and simultaneously obtain the commitment of the purchaser to sell the security back to the Trust at an agreed upon price on an agreed upon date. Repurchase agreements will be considered borrowings by the Trust, and as such are subject to the restrictions on borrowing. Borrowings by the Trust create an opportunity for greater total return, but at the same time increase exposure to capital risk. The Trust will maintain in a segregated account with its custodian cash or liquid high grade portfolio securities in an amount sufficient to cover its obligations with respect to the repurchase agreements. The Trust will receive payment for such securities only upon physical delivery or evidence of book entry transfer by its custodian. Regulations of the SEC require either that securities sold by the Trust under a repurchase agreement be segregated pending repurchase or that the proceeds be segregated on the Trust's books and records pending repurchase. Repurchase agreements may involve certain risks in the event of default or insolvency of the other party, including possible loss from delays or restrictions upon the Trust's ability to dispose of the underlying securities.


REVERSE REPURCHASE AGREEMENTS

     The Trust has the ability, pursuant to its investment objective and policies, to enter into repurchase agreements if the asset which is the subject of the repurchase is a loan. Such agreements may be considered to be loans by the Trust for purposes of the 1940 Act. Each reverse repurchase agreement must be collateralized fully, in accordance with the provisions of Rule 5b-3 under the 1940 Act, at all times. Pursuant to such reverse repurchase agreements, the Trust acquires securities from financial institutions such as brokers, dealers and banks, subject to the seller's agreement to repurchase and the Trust's agreement to resell such securities at a mutually agreed upon date and price. The term of such an agreement is generally quite short, possibly overnight or for a few days, although it may extend over a number of months (up to one year) from the date of delivery. The repurchase price generally equals the price paid by the Trust plus interest negotiated on the basis of current short-term rates (which may be more or less than the rate on the underlying portfolio security). The securities underlying a reverse repurchase agreement will be marked to market every business day so that the value of the collateral is at least equal to the value of the loan, including the accrued interest thereon, and the Adviser or Sub-Adviser will monitor the value of the collateral. Securities subject to reverse repurchase agreements will be held by the Custodian or in the Federal Reserve/Treasury Book-Entry System. If the seller defaults on its repurchase obligation, the Trust will suffer a loss to the extent that the proceeds from a sale of the underlying securities is less than the repurchase price under the agreement. Bankruptcy or insolvency of such a defaulting seller may cause the Trust's rights with respect to such securities to be delayed or limited. To mitigate this risk, the Trust only enters into reverse repurchase agreements with highly rated, large financial institutions. The Trust may only enter into reverse repurchase agreements that qualify for an exclusion from any automatic stay of creditors' rights against the counterparty under applicable insolvency law in the event of the counterparty's insolvency.

LENDING LOAN INTERESTS AND OTHER PORTFOLIO INSTRUMENTS

     To generate additional income, the Trust may lend its portfolio securities, including interests in Senior Loans, in an amount equal to up to 33 1/3% of the Trust's total assets to broker-dealers, major banks, or other recognized domestic institutional borrowers of securities. No lending may be made to any companies affiliated with the Adviser or Sub-Adviser. During the time portfolio securities are on loan, the borrower pays the Trust any dividends or interest paid on such securities, and the Trust may invest the cash collateral and earn additional income, or it may receive an agreed-upon amount of interest income from the borrower who has delivered equivalent collateral or a letter of credit. As with other extensions of credit, there are risks of delay in recovery or even loss of rights in the collateral should the borrower fail financially.


     The Trust may seek to increase its income by lending financial instruments in its portfolio in accordance with present regulatory policies, including those of the Board of Governors of the Federal Reserve System and the SEC. The lending of financial instruments is a common practice in the securities industry. The loans are required to be secured continuously by collateral, consistent with the requirements of the 1940 Act discussed below, maintained on a current basis at an amount at least equal to the market value of the portfolio instruments loaned. The Trust has the right to call a loan and obtain the portfolio instruments loaned at any time on such notice as specified in the transaction documents. For the duration of the loan, the Trust will continue to receive the equivalent of the interest paid by the issuer on the portfolio instruments loaned and may also receive compensation for the loan of the financial instrument. Any gain or loss in the market price of the instruments loaned that may occur during the term of the loan will be for the account of the Trust.


     The Trust may lend its portfolio instruments so long as the terms and the structure of such loans are not inconsistent with the requirements of the 1940 Act, which currently require that (a) the borrower pledge and maintain with the Trust collateral consisting of cash, a letter of credit issued by a domestic U.S. bank, or securities issued or guaranteed by the U.S. government having a value at all times not less than 100% of the value of the instruments loaned,
(b) the borrowers add to such collateral whenever the price of the instruments loaned rises (i.e., the value of the loan is marked to market on a daily basis),
(c) the loan be made subject to termination by the Trust at any time, and
(d) the Trust receives reasonable interest on the loan (which may include the Trust's investing any cash collateral in interest bearing short-term investments), any distributions on the loaned instruments and increase in their market value. The Trust may lend its portfolio instruments to member banks of the Federal Reserve System, members of the New York Stock Exchange ("NYSE") or other entities determined by the Adviser or Sub-Adviser to be creditworthy. All relevant facts and circumstances, including the creditworthiness of the qualified institution, will be monitored by the Adviser or Sub-Adviser, and will be considered in making decisions with respect to the lending of portfolio instruments.

     The Trust may pay reasonable negotiated fees in connection with loaned instruments. In addition, voting rights may pass with loaned securities, but if a material event were to occur affecting such a loan, the Trust will retain the right to call the loan and vote the securities. If a default occurs by the other party to such transaction, the Trust will have contractual remedies pursuant to the agreements related to the transaction, but such remedies may be subject to bankruptcy and insolvency laws which could materially and adversely affect the Trust's rights as a creditor. However, the loans will be made only to firms deemed by the Adviser or Sub-Adviser to be of good financial standing and when, in the judgment of the Adviser or Sub-Adviser, the consideration which can be earned currently from loans of this type justifies the attendant risk.

INTEREST RATE HEDGING TRANSACTIONS

     The Trust has the ability, pursuant to its investment objectives and policies, to engage in certain hedging transactions including interest rate swaps and the purchase or sale of interest rate caps and floors. The Trust may undertake these transactions primarily for the following reasons: to preserve a return on or value of a particular investment or portion of the Trust's portfolio, to protect against decreases in the anticipated rate of return on floating or variable rate financial instruments which the Trust owns or anticipates purchasing at a later date, or for other risk management strategies such as managing the effective dollar-weighted average duration of the Trust's portfolio. Market conditions will determine whether and in what circumstances the Trust would employ any of the hedging techniques described below.

     Interest rate swaps involve the exchange by the Trust with another party of their respective commitments to pay or receive interest, e.g., an exchange of an obligation to make floating rate payments on a specified dollar amount, referred to as the "notional" principal amount, for an obligation to make fixed rate payments. For example, the Trust may seek to shorten the effective interest rate redetermination period of a Senior Loan in its portfolio that has an interest rate redetermination period of one year. The Trust could exchange its right to receive fixed income payments for one year from a borrower for the right to receive payments under an obligation that readjusts monthly. In such an event, the Trust would consider the interest rate redetermination period of such Senior Loan to be the shorter period.

     The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling such interest rate floor. The Trust will not enter into swaps, caps or floors if, on a net basis, the aggregate notional principal amount with respect to such agreements exceeds the net assets of the Trust or to the extent the purchase of swaps, caps or floors would be inconsistent with the Trust's other investment restrictions.

     The Trust will usually enter into interest rate swaps on a net basis, i.e., where the two parties make net payments with the Trust receiving or paying, as the case may be, only the net amount of the two payments. The net amount of the excess, if any, of the Trust's obligations over its entitlement with respect to each interest rate swap will be accrued and an amount of cash or liquid securities having an aggregate NAV at least equal to the accrued excess will be maintained in a segregated account. If the Trust enters into a swap on other than a net basis, the Trust will maintain in the segregated account the full amount of the Trust's obligations under each such swap. The Trust may enter into swaps, caps and floors with member banks of the Federal Reserve System, members of the NYSE or other entities determined by ING Investments. If a default occurs by the other party to such transaction, the Trust will have contractual remedies pursuant to the agreements related to the transaction but such remedies may be subject to bankruptcy and insolvency laws which could materially and adversely affect the Trust's rights as a creditor. The Trust will not treat swaps covered in accordance with applicable regulatory guidance as senior securities.

     The swap, cap and floor market has grown substantially in recent years with a large number of banks and financial services firms acting both as principals and as agents utilizing standardized swap documentation. As a result, this market has become relatively liquid. There can be no assurance, however, that the Trust will be able to enter into interest rate swaps or to purchase interest rate caps or floors at prices or on terms the Adviser or Sub-Adviser believes are advantageous to the Trust. In addition, although the terms of interest rate swaps, caps and floors may provide for termination, there can be no assurance that the Trust will be able to terminate an interest rate swap or to sell or offset interest rate caps or floors that it has purchased.

     The successful utilization of hedging and risk management transactions requires skills different from those needed in the selection of the Trust's portfolio securities and depends on the Adviser's or Sub- Adviser's ability to predict correctly the direction and degree of movements in interest rates. Although the Trust believes that use of the hedging and risk management techniques described above will benefit the Trust, if the Adviser's or Sub-Adviser's judgment about the direction or extent of the movement in interest rates is incorrect, the Trust's overall performance would be worse than if it had not entered into any such transactions. The Trust will incur brokerage and other costs in connection with its hedging transactions.

ORIGINATING SENIOR LOANS -- RELIANCE ON AGENTS

     The Trust has the ability to act as an agent in originating and administering a loan on behalf of all lenders or as one of a group of co-agents in originating Senior Loans. However, the Trust has not acted as agent or co-agent on any loans, and has no present intention of doing so in the future. An agent for a loan is required to administer and manage the Senior Loan and to service or monitor the collateral. The agent is also responsible for the collection of principal and interest and fee payments from the borrower and the apportionment of these payments to the credit of all lenders which are parties to the loan agreement. The agent is charged with the responsibility of monitoring compliance by the borrower with the restrictive covenants in the loan agreement and of notifying the lenders of any adverse change in the borrower's financial condition. In addition, the agent generally is responsible for determining that the lenders have obtained a perfected security interest in the collateral securing the Senior Loan.

     Lenders generally rely on the agent to collect their portion of the payments on a Senior Loan and to use the appropriate creditor remedies against the borrower. Typically under loan agreements, the agent is given broad discretion in enforcing the loan agreement and is obligated to use the same care it would use in the management of its own property. The borrower compensates the agent for these services. Such compensation may include special fees paid on structuring and funding the Senior Loan and other fees on a continuing basis. The precise duties and rights of an agent are defined in the loan agreement.

     The agent may enforce compliance by the borrower with the terms of the loan agreement. Agents also have voting and consent rights under the applicable loan agreement. Action subject to agent vote or consent generally requires the vote or consent of the holders of some specified percentage of the outstanding principal amount of the Senior Loan, which percentage varies depending on the relative loan agreement. Certain decisions, such as reducing the amount or increasing the time for payment of interest on or repayment of principal of a Senior Loan, or relating collateral therefor, frequently require the unanimous vote or consent of all lenders affected.

     Pursuant to the terms of a loan agreement, the agent typically has sole responsibility for servicing and administering a loan on behalf of the other lenders. Each lender in a Senior Loan is generally responsible for performing its own credit analysis and its own investigation of the financial condition of the borrower. Generally, loan agreements will hold the agent liable for any action taken or omitted that amounts to gross negligence or willful misconduct. In the event of a borrower's default on a loan, the loan agreements provide that the lenders do not have recourse against the agent for its activities as agent. Instead, lenders will be required to look to the borrower for recourse.

     In a typical interest in a Senior Loan, the agent administers the loan and has the right to monitor the collateral. The agent is also required to segregate the principal and interest payments received from the borrower and to hold these payments for the benefit of the lenders. The Trust normally looks to the agent to collect and distribute principal of and interest on a Senior Loan. Furthermore, the Trust looks to the agent to use normal credit remedies, such as to foreclose on collateral, monitor credit loan covenants, and notify the lenders of any adverse changes in the borrower's financial condition or declarations of insolvency. At times the Trust may also negotiate with the agent regarding the agent's exercise of credit remedies under a Senior Loan. The agent is compensated for these services by the borrower as set forth in the loan agreement. Such compensation may take the form of a fee or other amount paid upon the making of the Senior Loan and/or an ongoing fee or other amount.

     The loan agreements in connection with Senior Loans set forth the standard of care to be exercised by the agents on behalf of the lenders and usually provide for the termination of the agent's agency status in the event that it fails to act properly, becomes insolvent, enters FDIC receivership, or if not FDIC insured, enters into bankruptcy or if the agent resigns. In the event an agent is unable to perform its obligations as agent, another lender would generally serve in that capacity.

ADDITIONAL INFORMATION ON SENIOR LOANS

     Senior Loans are direct obligations of corporations or other business entities and are arranged by banks or other commercial lending institutions and made generally to finance internal growth, mergers, acquisitions, stock repurchases, and leveraged buyouts. Senior Loans usually include restrictive covenants which must be maintained by the borrower. Such covenants, in addition to the timely payment of interest and principal, may include mandatory prepayment provisions arising from free cash flow and restrictions on dividend payments, and usually state that a borrower must maintain specific minimum financial ratios as well as establishing limits on total debt. A breach of covenant, which is not waived by the agent, is normally an event of acceleration, i.e., the agent has the right to call the outstanding Senior Loan. In addition, loan covenants may include mandatory prepayment provisions stemming from free cash flow. Free cash flow is cash that is in excess of capital expenditures plus debt service requirements of principal and interest. The free cash flow shall be applied to prepay the Senior Loan in an order of maturity described in the loan documents. Under certain interests in Senior Loans, the Trust may have an obligation to make additional loans upon demand by the borrower. The Trust intends to ensure its ability to satisfy such demands by segregating sufficient assets in high quality short-term liquid investments or by sufficiently maintaining unused borrowing capacity.

     Senior Loans, unlike certain bonds, usually do not have call protection. This means that investments comprising the Trust's portfolio, while having a stated one to ten-year term, may be prepaid, often without penalty. The Trust generally holds Senior Loans to maturity unless it becomes necessary to sell them to adjust the Trust's portfolio in accordance with the Adviser's or Sub-Adviser's view of current or expected economic or specific industry or borrower conditions.

     Senior Loans frequently require full or partial prepayment of a loan when there are asset sales or a securities issuance. Prepayments on Senior Loans may also be made by the borrower at its election. The rate of such prepayments may be affected by, among other things, general business and economic conditions, as well as the financial status of the borrower. Prepayment would cause the actual duration of a Senior Loan to be shorter than its stated maturity. Prepayment may be deferred by the Trust. This should, however, allow the Trust to reinvest in a new loan and recognize as income any unamortized loan fees. In many cases this will result in a new facility fee payable to the Trust.

     Because interest rates paid on these Senior Loans fluctuate periodically with the market, it is expected that the prepayment and a subsequent purchase of a new Senior Loan by the Trust will not have a material adverse impact on the yield of the portfolio. See "Portfolio Transactions."

     Under a Senior Loan, the borrower generally must pledge as collateral assets which may include one or more of the following: cash, accounts receivable, inventory, property, plant and equipment, both common and preferred stock in its subsidiaries, trademarks, copyrights, patent rights and franchise value. The Trust may also receive guarantees as a form of collateral. In some instances, a Senior Loan may be secured only by stock in a borrower or its affiliates. There is no assurance, however, that the liquidation of the existing collateral would satisfy the borrower's obligation in the event of nonpayment of scheduled interest or principal, or that such collateral could be readily liquidated.


LOAN PARTICIPATION AND ASSIGNMENTS

     The Trust's investment in LOAN PARTICIPATIONS typically will result in the Trust having a contractual relationship only with the lender and not with the borrower. The Trust will have the right to receive payments of principal, interest and any fees to which it is entitled only from the lender selling the participation and only upon receipt by the lender of the payments from the borrower. In connection with purchasing participation, the Trust generally will have no right to enforce compliance by the borrower with the terms of the loan agreement relating to the loan, nor any right of set-off against the borrower, and the Trust may not directly benefit from any collateral supporting the loan in which it has purchased the participation. As a result, the Trust may be subject to the credit risk of both the borrower and the lender that is selling the participation. In the event of the insolvency of the lender selling a participation, the Trust may be treated as a general creditor of the lender and may not benefit from any set-off between the lender and the borrower.

     When the Trust purchases a LOAN ASSIGNMENT from lenders, it will acquire direct rights against the borrowers on the loan. Because Assignments are arranged through private negotiations between potential assignees and potential assignors, however, the rights and obligations acquired by the Trust as the purchaser of an Assignment may differ from, and be more limited than, those held by the assigning lender. Because there is no liquid market for such securities, the Trust anticipates that such securities could be sold only to a limited number of institutional investors. The lack of a liquid secondary market may have an adverse impact on the value of such securities and the Trust's ability to dispose of particular assignments or participation when necessary to meet redemption of Trust shares, to meet the Trust's liquidity needs or when necessary in response to a specific economic event, such as deterioration in the creditworthiness of the borrower. The lack of a liquid secondary market for assignments and participation also may make it more difficult for the Trust to value these securities for purposes of calculating its NAV.

THE TRUST MAY BE REQUIRED TO PAY AND RECEIVE VARIOUS FEES AND COMMISSIONS IN THE PROCESS OF PURCHASING, SELLING AND HOLDING SENIOR LOANS. THE FEE COMPONENT MAY INCLUDE ANY, OR A COMBINATION OF, THE FOLLOWING ELEMENTS: ARRANGEMENT FEES, ASSIGNMENT FEES, NON-USE FEES, FACILITY FEES, LETTER OF CREDIT FEES AND TICKING FEES. ARRANGEMENT FEES ARE PAID AT THE COMMENCEMENT OF A LOAN AS COMPENSATION FOR THE INITIATION OF THE TRANSACTION. A NON-USE FEE IS PAID BASED UPON THE AMOUNT COMMITTED BUT NOT USED UNDER THE LOAN. FACILITY FEES ARE ON-GOING ANNUAL FEES PAID IN CONNECTION WITH A LOAN. LETTER OF CREDIT FEES ARE PAID IF A LOAN INVOLVES A LETTER OF CREDIT. TICKING FEES ARE PAID FROM THE INITIAL COMMITMENT INDICATION UNTIL LOAN CLOSING IF FOR AN EXTENDED PERIOD. THE AMOUNT OF FEES IS NEGOTIATED AT THE TIME OF TRANSACTION.

                              TRUSTEES AND OFFICERS

MANAGEMENT OF THE TRUST

     The Trust is governed by its Board of Trustees ("Board"). A trustee who is not an interested person of the Trust, as defined in the 1940 Act, is an independent trustee ("Independent Trustee"). The Trustees of the Trust are listed below.


                                                                                                NUMBER OF
                                                                                                FUNDS IN
                                                                                                  FUND
                          POSITION(S)        TERM OF                                             COMPLEX       OTHER DIRECTORSHIPS/
                             HELD       OFFICE AND LENGTH   PRINCIPAL OCCUPATION(S) DURING     OVERSEEN BY         TRUSTEESHIPS
NAME, ADDRESS AND AGE     WITH TRUST    OF TIME SERVED(1)          THE PAST 5 YEARS             TRUSTEE(2)       HELD BY TRUSTEE
-----------------------------------------------------------------------------------------------------------------------------------
INDEPENDENT TRUSTEES

JOHN V. BOYER             Trustee       January 2005 -      President and Chief Executive     176             None
7337 East Doubletree                    Present             Officer, Franklin and Eleanor
Ranch Rd.                                                   Roosevelt Institute (March
Scottsdale,                                                 2006 - Present). Formerly,
Arizona 85258                                               Executive Director, The Mark
Age: 52                                                     Twain House & Museum(3)
                                                            (September 1989 - November
                                                            2005).

PATRICIA W. CHADWICK(4)   Trustee       January 2006 -      Consultant and President of       176             None
7337 East Doubletree                    Present             self-owned company, Ravengate
Ranch Rd.                                                   Partners LLC (January 2000 -
Scottsdale,                                                 Present).
Arizona 85258
Age: 57

J. MICHAEL EARLEY         Trustee       February 2002 -     President and Chief Executive     176             None
7337 East Doubletree                    Present             Officer, Bankers Trust Company,
Ranch Rd.                                                   N.A. (June 1992 - Present).
Scottsdale,
Arizona 85258
Age: 61

R. BARBARA GITENSTEIN     Trustee       February 2002 -     President, College of New         176             None
7337 East Doubletree                    Present             Jersey (January 1999 - Present).
Ranch Rd.
Scottsdale,
Arizona 85258
Age: 58

PATRICK W. KENNY          Trustee       January 2005 -      President and Chief Executive     176             Assured Guaranty
7337 East Doubletree                    Present             Officer, International Insurance                  Ltd. (April 2004
Ranch Rd.                                                   Society (June 2001 - Present).                    - Present).
Scottsdale,
Arizona 85258
Age: 63

WALTER H. MAY             Trustee       November 1999 -     Retired.                          176             None
7337 East Doubletree                    Present
Ranch Rd.
Scottsdale,
Arizona 85258
Age: 69

                                                                                                NUMBER OF
                                                                                                FUNDS IN
                                                                                                  FUND
                          POSITION(S)        TERM OF                                             COMPLEX       OTHER DIRECTORSHIPS/
                             HELD       OFFICE AND LENGTH   PRINCIPAL OCCUPATION(S) DURING     OVERSEEN BY         TRUSTEESHIPS
NAME, ADDRESS AND AGE     WITH TRUST    OF TIME SERVED(1)          THE PAST 5 YEARS             TRUSTEE(2)       HELD BY TRUSTEE
-----------------------------------------------------------------------------------------------------------------------------------
JOCK PATTON               Chairman and  August 1995 -       Private Investor (June 1997 -     176             JDA Software Group,
7337 East Doubletree      Trustee       Present             Present). Formerly, Director                      Inc. (January 1999 -
Ranch Rd.                                                   and Chief Executive Officer,                      Present); and Swift
Scottsdale,                                                 Rainbow Multimedia Group, Inc.                    Transportation Co.
Arizona 85258                                               (January 1999 - December 2001).                   (March 2004 -
Age: 60                                                                                                       Present).

SHERYL K. PRESSLER(4)     Trustee       January 2006 -      Consultant (May 2001 - Present).  176             Stillwater Mining
7337 East Doubletree                    Present             Formerly, Chief Executive                         Company (May 2002 -
Ranch Rd.                                                   Officer, Lend Lease Real Estate                   California HealthCare
Scottsdale,                                                 Investments, Inc. (March 2000                     Present); Foundation
Arizona 85258                                               - April 2001).                                    (June 1999 - Present);
Age: 55                                                                                                       and Romanian -
                                                                                                              American Enterprise
                                                                                                              Fund (February
                                                                                                              2004 - Present).

DAVID W.C. PUTNAM         Trustee       November 1999 -     President and Director, F.L.      176             Principled Equity
7337 East Doubletree                    Present             Putnam Securities Company,                        Market Trust (December
Ranch Rd.                                                   Inc. (June 1978 - Present).                       1996 - Present); and
Scottsdale,                                                                                                   Asian American Bank
Arizona 85258                                                                                                 and Trust Company
Age: 66                                                                                                       (June 1993 -
                                                                                                              Present).

ROGER B. VINCENT          Trustee       February 2002 -     President, Springwell             176             AmeriGas Propane, Inc.
7337 East Doubletree                    Present             Corporation, a privately-                         (January 1998 -
Ranch Rd.                                                   held corporate finance                            Present); and UGI
Scottsdale,                                                 advisory firm (March 1989 -                       Corporation (February
Arizona 85258                                               Present).                                         2006 - Present).
Age: 60

TRUSTEES WHO ARE "INTERESTED PERSONS"

JOHN G. TURNER(5)         Trustee       September 2000 -    Retired. Formerly, Vice           176             Hormel Foods
7337 East Doubletree                    Present             Chairman of ING Americas                          Corporation (March
Ranch Rd.                                                   (September 2000 - January                         2000 - Present);
Scottsdale,                                                 2002); Director of                                ShopKo Stores, Inc.
Arizona 85258                                               ReliaStar Life Insurance                          (August 1999 -
Age: 66                                                     Company of New York (April                        Present); and
                                                            1975 - December 2001);                            Conseco, Inc.
                                                            and Chairman and Trustee                          (September 2003 -
                                                            of the Northstar affiliated                       Present).
                                                            investment companies (May
                                                            1993 - December 2001).

SHAUN P. MATHEWS(3,6)     Trustee       June 2006 -         President, ING USFS Mutual          3             Mark Twain House &
7337 E. Doubletree                      Present             Funds and Investment                              Museum(3) (September
Ranch Rd.                                                   Products (October 2004 -                          2002 - Present);
Scottsdale,                                                 Present). Formerly, CMO,                          Connecticut Forum
Arizona 85258                                               ING USFS (April 2002 - October                    (May 2002 - Present);
Age: 51                                                     2004), Head of Rollover/Payout                    Capital Community
                                                            (October 2001 - December 2003).                   College Foundation
                                                                                                              (February 2002 -
                                                                                                              Present); Holding
                                                                                                              Company, Inc.
                                                                                                              (May 2000 - Present);
                                                                                                              Southland Life
                                                                                                              Insurance Company
                                                                                                              (June 2002 -
                                                                                                              Present); and ING
                                                                                                              Capital Corporation,
                                                                                                              LLC, ING Funds
                                                                                                              Distributor, LLC, ING

                                                                                                NUMBER OF
                                                                                                FUNDS IN
                                                                                                  FUND
                          POSITION(S)        TERM OF                                             COMPLEX       OTHER DIRECTORSHIPS/
                             HELD       OFFICE AND LENGTH   PRINCIPAL OCCUPATION(S) DURING     OVERSEEN BY         TRUSTEESHIPS
NAME, ADDRESS AND AGE     WITH TRUST    OF TIME SERVED(1)          THE PAST 5 YEARS             TRUSTEE(2)       HELD BY TRUSTEE
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Funds Services, LLC,
                                                                                                              ING Investments, LLC
                                                                                                              and ING Pilgrim
                                                                                                              Funding, Inc. (March
                                                                                                              2006 - Present).


    (1) Trustees are considered for election by shareholders on an annual basis and serve until their successors are duly elected and qualified, subject to the Board's retirement policy which states that each duly elected or appointed Trustee who is not an "interested person" of the Trust, as defined in the Investment Company Act of 1940 ("1940 Act") ("Independent Trustees"), shall retire from service as a Trustee at the conclusion of the first regularly scheduled meeting of the Board that is held after the Trustee reaches the age of 70. A unanimous vote of the Board may extend the retirment date of a Trustee for up to one year. An extension may be permitted if the retirement would trigger a requirement to hold a meeting of shareholders of the Trust under applicable law, whether for purposes of appointing a successor to the Trustee or if otherwise necessary under applicable law, in which case the extension would apply until such time as the shareholder meeting can be held or is no longer needed.
    (2) For the purposes of this table, "Fund Complex" means the following investment companies: ING Equity Trust; ING Funds Trust; ING Global Advantage and Premium Opportunity Fund; ING Global Equity Dividend and Premium Opportunity Fund; ING Investment Funds, Inc.; ING Investors Trust; ING Mayflower Trust; ING Mutual Funds; ING Partners, Inc.; ING Prime Rate Trust; ING Senior Income Fund; USLICO Series Fund ; ING Variable Insurance Trust; ING Variable Products Trust; ING VP Emerging Markets Fund, Inc. and ING VP Natural Resources Trust. The number of Funds in the Fund Complex is as of June 30, 2006.
    (3) Shaun Mathews, President, ING USFS Mutual Funds and Investment Products, has held a seat on the board of directors of The Mark Twain House
        & Museum since September 19, 2002. ING Groep N.V. makes non-material, charitable contributions to The Mark Twain House & Museum.
    (4) Mses. Chadwick and Pressler each commenced services as Trustee on January 18, 2006.
    (5) Messrs. Matthews and Turner are deemed to be "interested persons" of the Trust as defined in the 1940 Act because of their relationship with ING Groep., N.V., the parent corporation of the adviser, ING Investments, LLC and the distributor, ING Funds Distributor, LLC.
    (6) Mr. Matthews commenced service as a Trustee on June 14, 2006.

    OFFICERS
        Information about the ING Funds' officers are set forth in the table below:


                                                                 TERM OF OFFICE AND LENGTH   PRINCIPAL OCCUPATION(S) DURING THE
NAME, ADDRESS AND AGE            POSITIONS HELD WITH THE TRUST   OF TIME SERVED(1)           LAST FIVE YEARS
-----------------------------------------------------------------------------------------------------------------------------------
JAMES M. HENNESSY                President and Chief Executive   February 2001 - Present     President and Chief Executive Officer,
7337 East Doubletree Ranch Rd.   Officer                                                     ING Investments, LLC(2) (December
Scottsdale, Arizona 85258                                                                    2000 - Present). Formerly, Chief
Age: 57                                                                                      Operating Officer, ING Investments,
                                                                                             LLC(2) (December 2000 - March 2006).

STANLEY D. VYNER                 Executive Vice President        August 2003 - Present       Executive Vice President, ING
7337 East Doubletree Ranch Rd.                                                               Investments, LLC(2) (July 2000 -
Scottsdale, Arizona 85258                                                                    Present) and Chief Investment Risk
Age: 56                                                                                      Officer (January 2003 - Present).
                                                                                             Formerly, Chief Investment Officer
                                                                                             of the International Portfolios, ING
                                                                                             Investments, LLC(2) (August 2000 -
                                                                                             January 2003).

MICHAEL J. ROLAND                Executive Vice President        February 2002 - Present     Executive Vice President, ING
7337 East Doubletree Ranch Rd.                                                               Investments, LLC(2) (December 2001 -
Scottsdale, Arizona 85258                                                                    Present). Formerly, Chief Compliance
Age: 48                                                                                      Officer, Investments, LLC(2), ING Life
                                                                                             Insurance and Annuity Company and
                                                                                             Directed Services, Inc. (October 2004
                                                                                             - December 2005); Chief Financial
                                                                                             Officer and Treasurer, ING
                                                                                             Investments, LLC(2) (December 2001 -
                                                                                             March 2005); and Senior Vice
                                                                                             President, ING Investments, LLC(2)
                                                                                             (June 1998 - December 2001).

JOSEPH M. O'DONNELL              Executive Vice President        March 2006 - Present        Chief Compliance Officer of the ING
7337 East Doubletree Ranch Rd.                                                               Funds (November 2004 - Present) and
Scottsdale, Arizona 85258                                                                    ING Investments, LLC(3), ING Life
Age: 51                                                                                      Insurance and Annuity Company and
                                                                                             Directed Services, Inc. (January 2006
                                                                                             - Present) and Executive Vice
                                                                                             President of the ING Funds (March 2006
                                                                                             - Present).
                                 Chief Compliance Officer        November 2004 - Present     Formerly, Vice President, Chief Legal
                                                                                             Counsel, Chief Compliance Officer and
                                                                                             Secretary of Atlas Securities, Inc.,
                                                                                             Atlas Advisers, Inc. and Atlas Funds
                                                                                             (October 2001 - October 2004); and
                                                                                             Chief Operating Officer and General
                                                                                             Counsel of Matthews International
                                                                                             Capital Management LLC and Vice
                                                                                             President and Secretary of Matthews
                                                                                             International Funds (August 1999 -
                                                                                             May 2001).

ROBERT S. NAKA                   Executive Vice President        March 2006 - Present        Executive Vice President and Chief
7337 East Doubletree Ranch Rd.   and Chief Operating Officer                                 Operating Officer, ING Funds
Scottsdale, Arizona 85258                                                                    Services, LLC(3) and ING Investments,
Age: 43                          Assistant Secretary             July 1996 - Present         LLC(2) (March 2006 - Present); and
                                                                                             Assistant Secretary, ING Funds
                                                                                             Services, LLC(3) (October 2001 -
                                                                                             Present). Formerly, Senior Vice
                                                                                             President (August 1999 - March
                                                                                             2006).

TODD MODIC                       Senior Vice President,          March 2005 - Present        Senior Vice President, ING Funds
7337 East Doubletree Ranch Rd.   Chief/Principal Financial                                   Services(3) (April 2005 - Present).
Scottsdale, Arizona 85258        Officer and Assistant                                       Formerly, Vice President, ING Funds
Age: 38                          Secretary                                                   Services, LLC(3) (September 2002 -
                                                                                             March 2005); and Director of
                                                                                             Financial Reporting, ING
                                                                                             Investments, LLC(2) (March 2001 -
                                                                                             September 2002).

DANIEL A. NORMAN                 Senior Vice President           April 1995 - Present        Senior Vice President (January 2003
7337 East Doubletree Ranch Rd.                                                               - Present) and Senior Portfolio
                                                                                             Manager in the ING Senior Debt Group
                                                                                             (January 2003 - Present), ING

                                                                 TERM OF OFFICE AND LENGTH   PRINCIPAL OCCUPATION(S) DURING THE
NAME, ADDRESS AND AGE            POSITIONS HELD WITH THE TRUST   OF TIME SERVED(1)           LAST FIVE YEARS
-----------------------------------------------------------------------------------------------------------------------------------
Scottsdale, Arizona 85258        Treasurer                       June 1997 - Present         Investment Management Co. Formerly,
Age: 48                                                                                      Senior Vice President and Senior
                                                                                             Portfolio Manager in the Senior
                                                                                             Floating Rate Loan Group, ING
                                                                                             Investment Management Co. (April 1995
                                                                                             - August 2003).

CURTIS F. LEE                    Senior Vice President and       February 2001 - Present     Senior Vice President and Chief Credit
7337 East Doubletree Ranch Rd.   Chief Credit Officer                                        Officer in the ING Senior Debt Group
Scottsdale, Arizona 85258                                                                    of ING Investment Management Co.
Age: 52                                                                                      (January 2003 - Present). Formerly,
                                                                                             Vice President and Senior Credit
                                                                                             Officer in the Senior Floating
                                                                                             Loan Group of ING Investments, LLC
                                                                                             (September 1999 -  August of 2003).

JEFFREY A. BAKALAR               Senior Vice President           November 1999 - Present     Senior Vice President and Senior
7337 East Doubletree Ranch Rd.                                                               Portfolio Manager in the ING Senior
Scottsdale, Arizona 85258                                                                    Debt Group (January 2003 - Present)
Age: 46                                                                                      ING Investment Management Co.
                                                                                             Formerly, Senior Vice President and
                                                                                             Senior Portfolio Manager in the Senior
                                                                                             Floating Loan Group of ING
                                                                                             Investments, LLC (November 1999 -
                                                                                             August of 2003).

ELLIOT A. ROSEN                  Senior Vice President           May 2002 - Present          Senior Vice President in the ING
7337 East Doubletree Ranch Rd.                                                               Senior Debt Group of ING Investment
Scottsdale, Arizona 85258                                                                    Management Co. (January 2003 -
Age: 53                                                                                      Present). Formerly, Senior Vice
                                                                                             President in the Senior Floating Loan
                                                                                             Group of ING Investments, LLC
                                                                                             (February 1999 - August of 2003).

WILLIAM H. RIVOIR III            Senior Vice President and       February 2001 - Present     Senior Vice President and Assistant
7337 East Doubletree Ranch Rd.   Assistant Secretary                                         Secretary, (March 2006 - Present),
Scottsdale, Arizona 85258                                                                    ING Investment Management Co.
Age: 55                                                                                      Formerly, Counsel, ING USFS Law
                                                                                             Department (January 2003 - December
                                                                                             2003); and Senior Vice President, ING
                                                                                             Investments, LLC(2) (June 1998 -
                                                                                             December 2002).

KIMBERLY A. ANDERSON             Senior Vice President           November 2003 - Present     Senior Vice President and Assistant
7337 East Doubletree Ranch Rd.                                                               Secretary, ING Investments, LLC(3)
Scottsdale, Arizona 85258                                                                    (October 2003 - Present). Formerly,
Age: 41                                                                                      Vice President and Assistant
                                                                                             Secretary, ING Investments, LLC(3)
                                                                                             (January 2001 - October 2003).

ERNEST J. C'DEBACA               Senior Vice President           May 2006 - Present          Senior Vice President, ING Funds
7337 East Doubletree Ranch Rd.                                                               Services, LLC (April 2006 - Present);
Scottsdale, Arizona 85258                                                                    Counsel, ING U.S. Legal Services
Age: 36                                                                                      (January 2004 - March 2006); Attorney-
                                                                                             Adviser, U.S. Securities and Exchange
                                                                                             Commission (May 2001 - December 2003)

ROBERT TERRIS                    Senior Vice President           May 2006 - Present          Senior Vice President of Operations,
7337 East Doubletree Ranch Rd.                                                               ING Funds Services LLC, (May 2006 -
Scottsdale, Arizona 85258                                                                    present); formerly, Vice President of
Age: 35                                                                                      Administration, ING Funds Services,
                                                                                             LLC (September 2001 - May 2006).

ROBYN L. ICHILOV                 Vice President                  November 1997 - Present     Vice President and Treasurer, ING
7337 East Doubletree Ranch Rd.                                                               Funds Services, LLC(3) (October 2001
Scottsdale, Arizona 85258                                                                    - Present) and ING Investments,
Age: 38                                                                                      LLC(2) (August 1997 - Present).

LAUREN D. BENSINGER              Vice President                  August 2003 - Present       Vice President and Chief Compliance
7337 East Doubletree Ranch Rd.                                                               Officer, ING Funds Distributor,
Scottsdale, Arizona 85258                                                                    LLC(4) (July 1995 - Present); and Vice
Age: 52                                                                                      President (February 1996 - Present)
                                                                                             and Director of Compliance (October
                                                                                             2004 - Present), ING

                                                                 TERM OF OFFICE AND LENGTH   PRINCIPAL OCCUPATION(S) DURING THE
NAME, ADDRESS AND AGE            POSITIONS HELD WITH THE TRUST   OF TIME SERVED(1)           LAST FIVE YEARS
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                             Investments, LLC(2). Formerly, Chief
                                                                                             Compliance Officer, ING Investments,
                                                                                             LLC(2). Formerly, Chief Compliance
                                                                                             Officer, ING Investments, LLC(2).
                                                                                             (October 2001 - October 2004).

MARIA M. ANDERSON                Vice President                  September 2004 - Present    Vice President, ING Funds Services,
7337 East Doubletree Ranch Rd.                                                               LLC(3) (September 2004 - Present).
Scottsdale, Arizona 85258                                                                    Formerly, Assistant Vice President,
Age: 48                                                                                      ING Funds Services, LLC(3) (October
                                                                                             2001 - September 2004); and Manager of
                                                                                             Fund Accounting and Fund Compliance,
                                                                                             ING Investments, LLC(2) (September 1999
                                                                                             - October 2001).

MARY A. GASTON                   Vice President                  March 2005 - Present        Vice President, ING Funds Services,
7337 East Doubletree Ranch Rd.                                                               LLC(3) (April 2005 - Present).
Scottsdale, Arizona 85258                                                                    Formerly, Assistant Vice President,
Age: 40                                                                                      Financial Reporting, ING Investments,
                                                                                             LLC(2) (April 2004 - April 2005);
                                                                                             Manager, Financial Reporting, ING
                                                                                             Funds Services, LLC(3) (August 2002 -
                                                                                             April 2004); and Controller, Z Seven
                                                                                             Fund, Inc. and Ziskin Asset
                                                                                             Management, Inc. (January 2000 - March
                                                                                             2002).

KIMBERLY K. PALMER               Vice President                  March 2006 - Present        Vice President, ING Funds Services,
7337 East Doubletree Ranch Rd.                                                               LLC(3) (March 2006 - Present).
Scottsdale, Arizona 85258                                                                    Formerly, Assistant Vice President,
Age: 49                                                                                      ING Funds Services, LLC(3) (August
                                                                                             2004 - March 2006), Manager,
                                                                                             Registration Statements, ING Funds
                                                                                             Services, LLC(3) (May 2003 - August
                                                                                             2004); Associate Partner, AMVESCAP PLC
                                                                                             (October 2000 - May 2003); and
                                                                                             Director of Federal Filings and Blue
                                                                                             Sky Filings, INVESCO Funds Group, Inc.
                                                                                             (March 1994 - May 2003).

SUSAN P. KINENS                  Assistant Vice President        February 2003 - Present     Assistant Vice President, ING Funds
7337 East Doubletree Ranch Rd.                                                               Services, LLC(3) (December 2002 -
Scottsdale, Arizona 85258                                                                    Present); and has held various other
Age: 29                                                                                      positions with ING Funds Services,
                                                                                             LLC(3) for more than the last five
                                                                                             years.

HUEY P. FALGOUT, Jr.             Secretary                       August 2003 - Present       Chief Counsel, ING Americas, U.S.
7337 East Doubletree Ranch Rd.                                                               Legal Services (September 2003 -
Scottsdale, AZ  85258                                                                        Present). Formerly, Counsel, ING
Age: 42                                                                                      Americas, U.S. Legal Services
                                                                                             (November 2002 - September 2003); and
                                                                                             Associate General Counsel of AIG
                                                                                             American General (January 1999 -
                                                                                             November 2002).

THERESA K. KELETY                Assistant Secretary             August 2003 - Present       Counsel, ING Americas, U.S. Legal
7337 East Doubletree Ranch Rd.                                                               Services (April 2003 - Present).
Scottsdale, AZ  85258                                                                        Formerly, Senior Associate with
Age: 43                                                                                      Shearman & Sterling (February 2000
                                                                                             - April 2003).

HEALY WEBB                       Assistant Secretary             May 2006 - Present          Managing Paralegal, ING Funds
7337 East Doubletree Ranch Rd.                                                               Services, LLC(4) (May 2006 - Present).
Scottsdale, Arizona 85258                                                                    Formerly, Supervisor, ING Funds
Age: 37                                                                                      Services, LLC(4) (August 2005 - May
                                                                                             2006); Project Manager, ING Funds
                                                                                             Services, LLC(3) (February 2002 -
                                                                                             August 2005); and Fund Administration
                                                                                             and Compliance Associate, Capital
                                                                                             Research and Management Company
                                                                                             (August 1998 - January  2002).


         (1) The officers hold office until the next annual meeting of the Trustees and until their successors shall have been elected and qualified.
         (2) ING Investments, LLC was previously named ING Pilgrim Investments, LLC. ING Pilgrim Investments, LLC is the sucessor in interest to ING Pilgrim Investments, Inc., which was previously known as Pilgrim Investments, Inc. and before that was known as Pilgrim America Investments, Inc.

         (3) ING Funds Services, LLC was previously named ING Pilgrim Group, LLC. ING Pilgrim Group, LLC is the sucessor in interest to ING Pilgrim Group, Inc., which was previously known as Pilgrim
              Group, Inc. and before that was known as Pilgrim America Group, Inc.
         (4) ING Funds Distributor, LLC is the sucessor in interest to ING Funds Distributor, Inc., which was previously known as ING Pilgrim Securities, Inc., and before that was known as Pilgrim Securities, Inc., and before that was known as Pilgrim America Securities, Inc.

BOARD

     The Board governs the Trust and is responsible for protecting the interests of the shareholders. The Trustees are experienced executives who oversee the Trust's activities, review contractual arrangements with companies that provide services to the Trust, and review the Trust's performance.

FREQUENCY OF BOARD MEETINGS


     The Board currently conducts regular meetings eight (8) times a year. The Audit Committee and the Valuation, Proxy and Brokerage Committee also meet regularly four (4) times per year, the Investment Review Committee meets six (6) times per year, the Contracts Committee meets seven (7) timer per year and the remaining Committees meet as needed. In addition, the Board or the Committees may hold special meetings by telephone or in person to discuss specific matters that may require action prior to the next regular meeting. Each Committee listed below operates pursuant to a Charter approved by the Board.

COMMITTEES

     EXECUTIVE COMMITTEE. The Board has an Executive Committee whose function is to act on behalf of the full Board between meetings when necessary. The Executive Committee currently consists of two (2) Independent Trustees and one
(1) Trustee who is an "interested person" as defined in the 1940 Act. The following Trustees serve as members of the Exective Committee: Messrs. Patton, Turner and Patton. Mr. Patton serves as Chairperson of the Executive Committee. During the fiscal year ended February 28, 2006, the Executive Committee held two
(2) meetings.


     AUDIT COMMITTEE. The functions of the Audit Committee include, among others, to meet with the independent registered public accounting firm of the Trust to review the scope of the Trust's audit, the Trust's financial statements and interim accounting controls, and to meet with management concerning these matters, among other things. The Audit Committee currently consists of five (5)
Trustees: Messrs. Earley, Kenny, Putnam, Vincent and Ms. Pressler, all of whom are considered independent under the rules promulgated by the New York Stock Exchange and, in addition, are not "interested persons" of the Trust as defined in Section 2(a)(19) of the 1940 Act. Mr. Earley serves as Chairperson of the Audit Committee and Mr. Kenny has been designated as the Audit Committee's financial expert under the Sarbanes-Oxley Act.. During the fiscal year ended February 28, 2006, the Audit Committee held five (5) meetings.

     VALUATION, PROXY AND BROKERAGE COMMITTEE. The Board has a Valuation, Proxy and Brokerage Committee whose functions include, among others, reviewing the determination of the value of securities held by the Trust for which market value quotations are not readily available, overseeing management's administration of proxy voting and overseeing the effectiveness of the investment adviser's usage of the Trust's brokerage and adviser's compliance with changing regulations regarding the allocation of brokerage for services other than pure trade executions. The Valutation, Proxy and Brokerage Committee currently consists of five (5) Independent Trustees: Messrs. Boyer, May, Patton, Ms. Chadwick and Dr. Gitenstein. Mr. May serves as Chairperson of the
Valuation, Proxy and Brokerage Committee. During the fiscal year ended February 28, 2006, the Valuation, Proxy and Brokerage Committee held four (4) meetings.

     NOMINATING AND GOVERNANCE COMMITTEE. The Board has established a Nominating and Governance Committee for the purpose of, among other things, (1) identifying and recommending to the Board candidates it proposes for nomination to fill Independent Trustees vacancies on the Board; (2) reviewing workload and capabilities of Independent Board members and recommending changes to size or composition of the Board, as necessary; (3) monitoring regulatory developments and recommending modifications to the Nominating and Governance Committee's responsibilities; (4) considering and recommending the creation of additional committees or changes to Trustee policies and procedures based on rule changes and "best practices" in corporate governance; (5) reviewing compensation of Independent Board members and making recommendations for any changes; and (6) overseeing the Board's annual self evaluation process.

     In evaluating candidates, the Nominating and Governance Committee may consider a variety of factors, but it has not at this time set any specific minimum qualifications that must be met. Specific qualifications of candidates for Board membership will be based on the needs of the Board at the time of nomination. The Nominating and Governance Committee is willing to consider nominations received from shareholders and shall assess shareholder nominees in the same manner as it reviews its own nominees. A shareholder nominee for Trustee should be submitted in writing to the Trust's Secretary. Any such shareholder nomination should include at a minimum the following information as to each individual proposed for nominations as Trustee: such individual's written consent to be named in the proxy statement as a nominee (if nominated) and to serve as a Trustee (if elected), and all information relating to such individual that is required to be disclosed in the solicitation of proxies for election of Trustees, or is otherwise required, in each case under applicable federal securities laws, rules and regulations.

     The Secretary shall submit all nominations received in a timely manner to the Nominating and Governance Committee. To be timely, any such submission must be delivered to the Trust's Secretary not earlier than the 90th day prior to such meeting and not later than the close of business on the later of the 60th day prior to such meeting or the 10th day following the day on which public announcement of the date of the meeting is first made, by either the disclosure in a press release or in a document publicly filed by the Trust with the SEC.

     The Nominating and Governance Committee currently consists of five (5)
Trustees: Messrs. Kenny, May, Patton, Vincent and Dr. Gitenstein, all of whom are considered independent under the rules promulgated by the New York Stock Exchange and in addition are not "interested persons" of the Trust as defined in
Section 2(a) (19) of the 1940 Act. Dr. Gitenstein serves as Chairperson of the Nominating and Governance Committee. During the fiscal year ended February 28, 2006, the Nominating and Governance Committee held seven (7) meetings.

     INVESTMENT REVIEW COMMITTEE. The Board has established an Investment Review Committee, to among other things, monitor the investment performance of the Trust and make recommendations to the Board of Trustees with respect to the Trust. The International/Balanced/Fixed Income Funds (formerly, the International and Fixed Income Funds) currently consists of five (5) Independent
Trustees: Messrs. Boyer, May, Patton, Ms. Pressler and Dr. Gitenstein. Mr.
Boyer serves as Chairperson of the International/Balanced/Fixed-Income Investment Review Committee. During the fiscal year ended February 28, 2006, the International/Balanced/Fixed-Income Investment Review Committee held six (6) meetings. The Investment Review Committee for the Domestic Equity Funds currently consists of five (5) Independent Trustees and one (1) Trustees who is an "interested persons," as defined in the 1940 Act: Ms. Chadwick and Messrs. Earley, Kenny, Putnam, Turner and Vincent. Mr. Vincent serves as Chairperson of the Investment Review Committee for the Domestic Equity Funds. The Investment Review Committee for the domestic equity funds held six (6) meetings during the fiscal year ended February 28, 2006.


     COMPLIANCE COMMITTEE. The Board has established a Compliance Committee for the purpose of coordinating activities between the Board and the Chief Compliance Officer ("CCO") of the Trust. The Compliance Committee facilitates the flow of information among Board members and the CCO between Board meetings; works with the CCO and management to identify the types of reports to be submitted by the CCO to the Compliance Committee and the Board; coordinates CCO oversight activities with other ING Fund boards; and makes recommendations regarding the role, performance and oversight of the CCO. The Compliance Committee currently consists of five (5) Independent Trustees:
Messrs. Boyer, Earley, Kenny, Patton and Putnam. Mr. Kenny serves as
Chairperson of the Compliance Committee. During the fiscal year ended February 28, 2006, the Compliance Committee held seven (7) meetings.


     CONTRACTS COMMITTEE. The Board has a Contracts Committee for the purpose of overseeing the annual renewal process relating to investment advisory and sub-advisory agreements and, at the discretion of the Board, other agreements or plans involving the ING Funds. The responsibilities of the Contracts Committee, among other things, include: (1) identifying the scope and format of information to be provided by services providers in connection with applicable renewals;
(2) providing guidance to independent legal counsel regarding specific information requests to be made by such counsel on behalf of the Trustees;
(3) evaluating regulatory and other developments that might have an impact on applicable review and renewal processes; (4) reporting to the Trustees its recommendations and decisions regarding the foregoing matters; (5) assisting in the preparation of a written record of the factors considered by Trustees relating to the approval and renewal of advisory and sub-advisory agreements; and (6) recommending to the Trustees specific steps to be taken by them regarding the renewal process, including, for example, proposed schedules of meetings by the Trustees. The Contracts Committee is not responsible for making substantive recommendations whether to approve, renew, reject or modify agreements or plans. The Contracts Committee currently consists of seven
(7) Independent Trustees: Messrs. Boyer, Kenny, May, Patton, Vincent, and
Mses. Chadwick and Pressler. Mr. Vincent serves as Chairperson of the Contracts Committee. During the fiscal year ended February 28, 2006, the Contracts Committee held eight (8) meetings.


TRUSTEE OWNERSHIP OF SECURITIES

     SHARE OWNERSHIP POLICY

     In order to further align the interests of the Independent Trustees with shareholders, it is the policy of the Board that the Independent Trustees own, beneficially, shares of one or more funds in the ING Family of Funds at all times ("Policy"). For purposes of the Policy, beneficial ownership of fund shares includes (a) ownership of a variable annuity contract or a variable life insurance policy whose proceeds are invested in a fund; and (b) shares associated with amounts deferred under ING Funds' deferred compensation plan.

     Under this Policy, the initial value of investments in the ING Family of Funds that are directly or indirectly beneficially owned by a Trustee must equal at least $50,000. Existing Trustees have a reasonable amount of time from the date of adoption of this Policy in order to satisfy the foregoing requirements. A new Trustee must satisfy the foregoing requirements within a reasonable amount of time of becoming a Trustee. A decline in the value of any Fund investments will not cause a Trustee to have to make any additional investments under this Policy.


     The following table describes each Trustee's ownership of equity securities of the Trust and the aggregate holdings of shares of equity securities of all Funds overseen by the Trustee for the calendar year ended December 31, 2005.

                                                                                                AGGREGATE DOLLAR RANGE OF EQUITY
                                                DOLLAR RANGE OF EQUITY SECURITIES           SECURITIES IN ALL REGISTERED INVESTMENT
               NAME OF TRUSTEE                   IN THE TRUST AS OF DECEMBER 31,               COMPANIES OVERSEEN BY TRUSTEE IN
                                                              2005                             FAMILY OF INVESTMENT COMPANIES
-----------------------------------------------------------------------------------------------------------------------------------
INDEPENDENT TRUSTEES

John V. Boyer                                                 None                                           None

Patricia W. Chadwick(1)                                       None                                           None

J. Michael Earley                                             None                                    $50,001 - $100,000

R. Barbara Gitenstein                                         None                                    $50,001 - $100,000

Patrick W. Kenny                                              None                                    $10,001 - $50,000(2)

Walter H. May                                                 None                                      Over $100,000

Jock Patton                                             $10,001 - $50,000                               Over $100,000

Sheryl K. Pressler(1)                                         None                                           None

David W. C. Putnam                                        Over $100,000                                 Over $100,000

Roger B. Vincent                                              None                                     Over $100,000 and
                                                                                                      $10,001 - $50,000(2)

Richard A. Wedemeyer(3)                                 $10,001 - $50,000                             $50,001 - $100,000

TRUSTEES WHO ARE INTERESTED PERSONS

Thomas J. McInerney(4)                                        None                                      Over $100,000

John G. Turner                                                None                                      Over $100,000

Shaun P. Mathews(5)                                           None                                   10,001 - $50,000 and
                                                                                                        Over $100,000(2)


(1) Mses. Chadwick and Pressler each commenced services as a Trustee on January 18, 2006.
(2)   Held in a deferred compensation account and/or a 401k account.
(3)   Mr. Wedemeyer retired as a Trustee on May 25, 2006.
(4)   Mr. McInerney resigned as a member of the Board on April 28, 2006.
(5)   Mr. Matthews commenced service as a Trustee on June 14, 2006.

INDEPENDENT TRUSTEE OWNERSHIP OF SECURITIES

     Set forth in the table below is information regarding each Independent Trustee's (and his or her immediate family members') share ownership in securities of the Trust's investment adviser or principal underwriter, and the ownership of securities in an entity controlling, controlled by or under common control with the investment adviser or principal underwriter of the Trust (not including registered investment companies) as of December 31, 2005.


                              NAME OF OWNERS                                         VALUE OF       PERCENTAGE OF
      NAME OF TRUSTEE        AND RELATIONSHIP      COMPANY      TITLE OF CLASS      SECURITIES          CLASS
                                TO TRUSTEE
-----------------------------------------------------------------------------------------------------------------
John V. Boyer                       N/A              N/A             N/A                $0               N/A
Patricia W. Chadwick(1)             N/A              N/A             N/A                $0               N/A
J. Michael Earley                   N/A              N/A             N/A                $0               N/A
R. Barbara Gitenstein               N/A              N/A             N/A                $0               N/A
Patrick W. Kenny                    N/A              N/A             N/A                $0               N/A
Walter H. May                       N/A              N/A             N/A                $0               N/A
Jock Patton                         N/A              N/A             N/A                $0               N/A
Sheryl K. Pressler(1)               N/A              N/A             N/A                $0               N/A
David W. C. Putnam                  N/A              N/A             N/A                $0               N/A

                                       22

Roger B. Vincent                    N/A              N/A             N/A                $0               N/A
Richard A. Wedemeyer(2)             N/A              N/A             N/A                $0               N/A


(1) Mses. Chadwick and Pressler each commenced services as a Trustee on January 18, 2006.
(2) Mr. Wedemeyer retired as Trustee on May 25, 2006.

COMPENSATION OF TRUSTEES

     Each Trustee is reimbursed for expenses incurred in connection with each meeting of the Board or any committee attended. Each Independent Trustee is compensated for his or her services according to a fee schedule and receives a fee that consists of an annual retainer component and a meeting fee.

     The Trust currently pays each Trustee who is not an interested person a PRO RATA share, as described below, of: (i) an annual retainer of $45,000 (Messrs. Patton, Earley, May, Boyer, Kenny and Dr. Gitenstein, as Chairpersons of committees of the Board, each receives an additional annual retainer of $30,000, $20,000, $10,000, $20,000, $10,000 and $10,000(1), respectively) (additionally, as Chairperson of the Investment Review and Contracts Committees, Mr. Vincent receives an additional retainer of $20,000 and $15,000, respectively); (ii) $7,000 for each in person meeting of the Board (Mr. Patton, as Chairperson of the Board, receives an additional $1,000 for each Board meeting); (iii) $3,000 per attendance of any committee meeting (Chairpersons of committees of the Board receive an additional $1,000 for each committee meeting); (iv) $2,000 per special telephonic meeting; and (v) out-of-pocket expenses. The PRO RATA share paid by the Trust is based on the Trust's average net assets as a percentage of the average net assets of all the funds managed by the Adviser or its affiliates, Directed Services, Inc. and ING Life Insurance and Annuity Company, for which the Trustees serve in common as Trustees.

     The following table sets forth information provided by the Trust's adviser regarding the compensation of Trustees by the Trust and other funds managed by ING Investments and its affiliates for the fiscal year ended February 28, 2006. Officers of the Trust and Trustees who are interested persons of the Trust do not receive any compensation from the Trust or any other funds managed by ING Investments.

(1) The Chairperson for the Nominating and Governance Committee is paid on a quarterly basis and only if the Nominating and Governance Committee has been active for the quarter. The compensation per quarter to the Chairperson is $2,500, which if the Nominating and Governance Committee has been active for all four quarters, will result in the Chairperson receiving the full annual retainer of $10,000.

                               COMPENSATION TABLE


                                                        PENSION OR                                            TOTAL
                                                        RETIREMENT                                         COMPENSATION
                                 AGGREGATE           BENEFITS ACCRUED         ESTIMATED ANNUAL            FROM TRUST AND
                                COMPENSATION         AS PART OF TRUST          BENEFITS UPON               FUND COMPLEX
   NAME OF TRUSTEE               FROM TRUST              EXPENSES              RETIREMENT(1)           PAID TO TRUSTEES(2,3)
----------------------------------------------------------------------------------------------------------------------------
John V. Boyer                      $7,893                  N/A                      N/A                      $206,000
Trustee

Patricia W. Chadwick(4)              $226                  N/A                      N/A                        $7,000
Trustee

J. Michael Earley                  $6,909                  N/A                      N/A                      $183,000
Trustee

R. Barbara Gitenstein              $6,376                  N/A                      N/A                      $170,000
Trustee

Patrick W. Kenny(5)                $6,128                  N/A                      N/A                      $158,000
Trustee

                                                        PENSION OR                                            TOTAL
                                                        RETIREMENT                                         COMPENSATION
                                 AGGREGATE           BENEFITS ACCRUED         ESTIMATED ANNUAL            FROM TRUST AND
                                COMPENSATION         AS PART OF TRUST          BENEFITS UPON               FUND COMPLEX
   NAME OF TRUSTEE               FROM TRUST              EXPENSES              RETIREMENT(1)           PAID TO TRUSTEES(2,3)
----------------------------------------------------------------------------------------------------------------------------
Walter H. May                      $7,145                  N/A                      N/A                      $187,000
Trustee

Thomas J. McInerney(6,7)             $0                    N/A                      N/A                         $0
Trustee

Jock Patton                        $9,651                  N/A                      N/A                      $254,000
Trustee

Sheryl K. Pressler(4)               $322                   N/A                      N/A                       $10,000
Trustee

David W.C. Putnam                  $4,795                  N/A                      N/A                      $127,000
Trustee

John G. Turner(6)                    $0                    N/A                      N/A                         $0
Trustee

Roger B. Vincent(5)                $8,739                  N/A                      N/A                      $224,000
Trustee

Richard A. Wedemeyer(8)            $7,839                  N/A                  $262,000(8)                  $205,000
Trustee

Shaun P. Matthews(9)                 $0                    N/A                      N/A                         $0
Trustee


(1) The Trust has adopted a retirement policy under which a Trustee who has served as an Independent Trustee for five years or more will be paid by the ING Funds at the time of his or her retirement an amount equal to twice the compensation normally paid to the Independent Trustee for one year of service. A Trustee may elect to receive payment of his or her retirement benefit in a lump sum or in three substantially equal payments. If no such election is made the retirement benefit will be paid in one lump sum. The amount reflected is compensation from all funds in the Fund Complex.
(2) Represents compensation from 174 funds (total in complex as of February 28, 2006).
(3) Trustee compensation includes compensation paid by Funds that are not discussed in the Prospectus or SAI.
(4) Mses. Chadwick and Pressler each commenced services as a Trustee on January 18, 2006.
(5) During the fiscal year ended February 28, 2006, Messers., Kenny and Vincent deferred $15,468 and $19,510, respectively, of their compensation from the Fund Complex.
(6) An "Interested Persons," as defined by the Investment Company Act of 1940, because of their affiliation with ING Groep N.V., the parent corporation of the Adviser, ING Investments, LLC and the Distributor, ING Funds Distibutor, LLC. Officers and Trustees who are interested persons do not receive any compensation from the Trust.
(7)   Mr. McInerney resigned as a member of the Board on April 28, 2006
(8)   Mr. Wedemeyer retired as Trustee on May 25, 2006.
(9)   Mr. Matthews commenced service as a Trustee on June 14, 2006.

     As of June 15, 2006, the Trustees and Officers of the Trust as a group owned beneficially less than 1% of the Trust's Common Shares.

     As of June 15, 2006, the Trustees and Officers of the Trust as a group owned beneficially less than 1% of the Trust's Preferred Shares.


     As of June 15, 2006, no person to the knowledge of the Trust, owned beneficially or of record more than 5% of the outstanding Common Shares or Preferred Shares of the Trust except as set forth below:


                                                            CLASS AND TYPE OF     PERCENTAGE     PERCENTAGE
NAME OF TRUST       NAME AND ADDRESS                        OWNERSHIP             OF CLASS       OF TRUST
-----------------------------------------------------------------------------------------------------------
ING Prime Rate      ING Prime Rate Trust
Trust               Structured Equity Shelf Holding A/C
                    Attn: Dan Ryan
                    7337 E. Doubletree Ranch Road
                    Scottsdale, AZ 85258                    Beneficial Owner         5.96%          5.96%

ING Prime Rate      Cede & Co
Trust               PO Box 20
                    Bowling Green Station
                    New York, NY 10274-0020                 Beneficial Owner        81.88%         81.88%


                INVESTMENT MANAGEMENT AND OTHER SERVICE PROVIDERS


ADVISER

     The investment adviser for the Trust is ING Investments, LLC ("Adviser" or "ING Investments"), which is registered with the SEC as an investment adviser and serves as an investment adviser to registered investment companies (or series thereof), as well as structured finance vehicles. ING Investments, subject to the authority of the Board, has the overall responsibility for the management of the Trust's portfolio subject to delegation of certain responsibilities to ING Investment Management Co. ("Sub-Adviser" or "ING IM") ING Investments and ING IM are indirect, wholly owned subsidiaries of ING Groep N.V. ("ING Groep") (NYSE: ING). ING Groep is one of the largest financial services organizations in the world with approximately 113,000 employees. Based in Amsterdam, ING Groep offers an array of banking, insurance and asset management services to both individual and institutional investors.

     On February 26, 2001, the name of the Adviser changed from ING Pilgrim Investments, Inc. to ING Pilgrim Investments, LLC. On March 1, 2002, the name of the Adviser was changed from ING Pilgrim Investments, LLC to ING Investments, LLC.

     ING Investments serves pursuant to an investment management agreement ("Investment Advisory Agreement") between ING Investments and the Trust. The Investment Advisory Agreement requires ING Investments to oversee the provisions of all investment advisory and portfolio management services of the Trust. Pursuant to a sub-advisory agreement ("Sub-Advisory Agreement") ING Investments has delegated certain management responsibilities to the Sub-Adviser of the Trust. ING Investments oversees the investment management of the Sub-Adviser.

     The Investment Advisory Agreement requires ING Investments to provide, subject to the supervision of the Board, investment advice and investment services to the Trust and to furnish advice and recommendations with respect to investment of the Trust's assets and the purchase or sale of its portfolio securities. ING Investments also provides investment research and analysis. The Investment Advisory Agreement provides that ING Investments is not subject to liability to the Trust for any act or omission in the course of, or connected with, rendering services under the Agreement, except by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties under the Investment Advisory Agreement.

     On August 1, 2003, ING underwent an internal reorganization plan that, among other things, integrated certain of its portfolio management professionals across the U.S. under a common management structure known as ING Investment Management Americas, which includes ING IM. One of the primary purposes of the integration plan was to promote consistently high levels of performance in terms of investment standards, research, policies and procedures in the portfolio management functions related to the Trust. As a result of this integration plan, the operational and supervisory functions of the Trust's Investment Advisory Agreement were separated from the portfolio management functions related to the Trust, with the former continuing to be provided by ING Investments and the latter provided by ING IM. The portfolio management personnel currently employed by ING Investments became employees of ING IM, which assumed primary responsibility for all portfolio management issues, including the purchase, retention, or sale of portfolio securities.

     After an initial term of two years, the Investment Advisory Agreement and Sub-Advisory Agreement continue in effect from year to year so long as such continuance is specifically approved at least annually by (a) the Board or (b) the vote of a "majority" (as defined in the 1940 Act) of the Trust's outstanding shares voting as a single class; provided that in either event the continuance is also approved by at least a majority of the Board who are not "interested persons" (as defined in the 1940 Act) of the Adviser or Sub-Adviser, as the case may be, by vote cast in person at a meeting called for the purpose of voting on such approval.

     In considering whether to renew the Investment Advisory Agreement and Sub-Advisory Agreement, the Board considered a number of factors they believed, in light of the legal advice furnished to them by their independent legal counsel, and their own business judgment, to be relevant. For information regarding the basis for the Board's approval of the Investment Advisory Agreement and Sub-Advisory Agreement for the Trust, please refer to the annual shareholder report dated February 28, 2006.

     The Investment Advisory Agreement is terminable without penalty with not less than sixty (60) days' notice by the Board or by a vote of the holders of a majority of the Fund's outstanding shares voting as a single class, or upon not less than sixty (60) day's notice by the Investment Manager. The Investment Advisory Agreement will terminate automatically in the event of its assignment (as defined in the 1940 Act).

ADVISORY FEE

     ING Investments receives an annual fee, payable monthly, in an amount equal to 0.80% of the Managed Assets of the Trust.

TOTAL ADVISORY FEES PAID

     For the fiscal years ended February 28, 2006, 2005 and February 29, 2004 ING Investments was paid $16,295,070, $15,215,686 and $12,492,726, respectively, for services rendered to the Trust.

                                   SUB-ADVISER

     The Investment Advisory Agreement for the Trust provides that ING Investments, with the approval of the Trust's Board, may select and employ an investment adviser to serve as a Sub-Adviser to the Trust, shall monitor the Sub-Adviser's investment programs and results, and shall coordinate the investment activities of the Sub-Adviser to ensure compliance with regulatory restrictions. ING Investments pays all of its expenses arising from the performance of its obligations under the Investment Advisory Agreement, including all fees payable to the Sub-Adviser, and executive salaries and expenses of the officers of the Trust who are employees of ING Investments. The Sub-Adviser pays all of its expenses arising from the performance of its obligations under the Sub-Advisory Agreement.

     ING IM serves as sub-adviser to the Trust pursuant to a Sub-Advisory Agreement between ING Investments and ING IM. The Sub-Advisory Agreement requires ING IM to provide, subject to the supervision of the Board and ING Investments, a continuous investment program for the Trust and to determine the composition of the assets of the Trust, including determination of the purchase, retention or sale of the securities, cash and other investments for the Trust, in accordance with the Trust's investment objectives, policies and restrictions and applicable laws and regulations. The Sub-Advisory Agreement also requires ING IM to use reasonable compliance techniques as the Sub-Adviser or the Board may reasonably adopt, including any written compliance procedures.


     The Sub-Advisory Agreement may be terminated at any time by the Trust by a vote of the majority of the Board or by a vote of a majority of the outstanding securities. The Sub-Advisory Agreement also may be terminated by: (i) ING Investments at any time, upon sixty (60) days' written notice to the Trust and the Sub-Adviser; (ii) at any time, without payment of any penalty by the Trust, by the Trust's Board or a majority of the outstanding voting securities of the Trust upon sixty (60) days' written notice to ING Investments and the Sub-Adviser; or (iii) by the Sub-Adviser upon three (3) months' written notice unless the Trust or ING Investments requests additional time to find a replacement for the Sub-Adviser, in which case, the Sub-Adviser shall allow the additional time, requested by the Trust or ING Investments, not to exceed three
(3) additional months beyond the initial three (3) month notice period; provided, however, that the Sub-Adviser may terminate the Sub-Advisory Agreement at any time without penalty, effective upon written notice to ING Investments and the Trust, in the event either the Sub-Adviser (acting in good faith) or ING Investments ceases to be registered as an investment adviser under the Investment Advisers Act of 1940, as amended or otherwise becomes legally incapable of providing investment management services pursuant to its respective contract with the Trust, or in the event ING Investments becomes bankrupt or otherwise incapable of carrying out its obligations under the Sub-Advisory Agreement, or in the event that the Sub-Adviser does not receive compensation for its services from ING Investments or the Trust as required by the terms of the Sub-Advisory Agreement. Otherwise, the Sub-Advisory Agreement will remain in effect for two years and will, thereafter, continue in effect from year to year, subject to the annual appoval of the Board, on behalf of the Trust, or the vote of a majority of the outstanding voting securities, and the vote, cast in person at a meetnig duly called and held, of a majority of the Trustees, on behalf of the Trust, who are not parties to the Sub-Advisory Agreement or interested persons (as defined in the 1940 Act) of any such party. The Sub-Advisory Agreement will terminate automatically in the event of an assignment (as defined in the 1940 Act).

     In this capacity, ING IM, subject to the supervision and control of ING Investments and the Trustees of the Trust, will manage the Trust's portfolio investments, consistently with its investment objective, and execute any of the Trust's investment policies that it deems appropriate to utilize from time to time.

TOTAL SUB-ADVISORY FEES PAID

     For its services, ING IM is entitled to receive a sub-advisory fee of 0.36%, expressed as an annual rate based on the average daily Managed Assets of the Trust, and paid by ING Investments. For the fiscal year ended February 28, 2006, 2005 and the seven-month period ended February 29, 2004, ING Investments paid ING IM, in its capacity as Sub-Adviser, $7,322,781, $6,847,836 and $3,093,114, respectively, in sub-advisory fees.

PORTFOLIO MANAGERS

OTHER ACCOUNTS MANAGED

     The following table shows the number of accounts and total assets in the accounts managed by each Portfolio Manager as of February 28, 2006:



                 REGISTERED INVESTMENT             OTHER POOLED
                 COMPANIES                         INVESTMENT VEHICLES              OTHER ACCOUNTS*
                 ------------------------------    ------------------------------   ---------------------------
 PORTFOLIO       NUMBER OF        TOTAL ASSETS     NUMBER OF        TOTAL ASSETS    NUMBER OF     TOTAL ASSETS
 MANAGER         ACCOUNTS         (IN BILLIONS)    ACCOUNTS         (IN BILLIONS)   ACCOUNTS      (IN BILLIONS)
---------------------------------------------------------------------------------------------------------------
Daniel A.        2                $4.5             10               $1.0            0             N/A
Norman

Jeffrey A.       2                $4.5             10               $1.0            0             N/A
Bakalar

Curtis F.        2                $4.5             10               $1.0            0             N/A
Lee


* Of these other accounts, none have an advisory fee based on performance.

POTENTIAL MATERIAL CONFLICTS OF INTEREST

     A portfolio manager may be subject to potential conflicts of interest because the portfolio manager is responsible for other accounts in addition to the Trust. These other accounts may include, among others, other mutual funds, separately managed advisory accounts, commingled trust accounts, insurance separate accounts, wrap fee programs and hedge funds. Potential conflicts may arise out of the implementation of differing investment strategies for the portfolio manager's various accounts, the allocation of investment opportunities among those accounts or differences in the advisory fees paid by the portfolio manager's accounts.


     A potential conflict of interest may arise as a result of the portfolio manager's responsibility for multiple accounts with similar investment guidelines. Under these circumstances, a potential investment may be suitable for more than one of the portfolio manager's accounts, but the quantity of the investment available for purchase is less than the aggregate amount the accounts would ideally devote to the opportunity. Similar conflicts may arise when multiple accounts seek to dispose of the same investment.


     A portfolio manager may also manage accounts whose objectives and policies differ from those of the Trust. These differences may be such that under certain circumstances, trading activity appropriate for one account managed by the portfolio manager may have adverse consequences for another account managed by the portfolio manager. For example, if an account were to sell a significant position in a security, which could cause the market price of that security to decrease, while the Trust maintained its position in that security.

     A potential conflict may arise when a portfolio manager is responsible for accounts that have different advisory fees - the difference in the fees may create an incentive for the portfolio manager to favor one account over another, for example, in terms of access to particularly appealing investment opportunities. This conflict may be heightened where an account is subject to a performance-based fee.


     As part of its compliance program, ING IM has adopted policies and procedures reasonably designed to address the potential conflicts of interest described above.

     Finally, a potential conflict of interest may arise because the investment mandates for certain other accounts, such as hedge funds, may allow extensive use of short sales, which, in theory, could allow them to enter into short positions in securities where other accounts hold long positions. ING IM has policies and procedures reasonably designed to limit and monitor short sales by the other accounts to avoid harm to the Trust.

COMPENSATION

     Compensation consists of (a) fixed base salary; (b) bonus which is based on ING IM's performance, three- and five-year pre-tax performance of the accounts the portfolio managers are primarily and jointly responsible for relative to account benchmarks and peer universe performance, and revenue growth of the accounts they are responsible for; and (c) long-term equity awards tied to the performance of our parent company, ING Groep.

     Portfolio managers are also eligible to participate in an annual cash incentive plan. The overall design of the ING IM annual incentive plan was developed to closely tie pay to performance, structured in such a way as to drive performance and promote retention of top talent. As with base salary compensation, individual target awards are determined and set based on external market data and internal comparators. Investment performance is measured on both relative and absolute performance in all areas. ING IM has a defined index, the S&P's LSTA Leveraged Loan Index and, where applicable, peer groups including but not limited to Russell, Morningstar, Inc. ("Morningstar"), Lipper Analytical Services, Inc. ("Lipper") and Lehman and set performance goals to appropriately reflect requirements for each investment team. The measures for each team are outlined on a "scorecard" that is reviewed on an annual basis. These scorecards reflect a comprehensive approach to measuring investment performance versus both benchmarks and peer groups over one- and three-year periods and year-to-date net cash flow (changes in the accounts' net assets not attributable to changes in the value of the accounts' investments) for all accounts managed by the team. The results for overall IIM scorecards are calculated on an asset weighted performance basis of the individual team scorecards.

     Investment professionals' performance measures for bonus determinations are weighted by 25% being attributable to the overall ING IM performance and 75% attributable to their specific team results (60% investment performance and 15% net cash revenue).


     Based on job function, internal comparators and external market data, portfolio managers participate in the ING Long-Term Incentive Plan. Plan awards are based on the current year's performance as defined by the ING IM component of the annual incentive plan. The awards vest in three years and are paid in a combination of ING restricted stock, stock options and restricted performance units.

     Portfolio managers whose base salary compensation exceeds a particular threshold may participate in ING's deferred compensation plan. The plan provides an opportunity to invest deferred amounts of compensation in mutual funds, ING stock or at an annual fixed interest rate. Deferral elections are done on an annual basis and the amount of compensation deferred is irrevocable.

OWNERSHIP OF SECURITIES


     The following table shows the dollar range of shares of the Trust owned by portfolio manager member as of February 28, 2006, including investments by their immediate family members and amounts invested through retirement and deferred compensation plans.

PORTFOLIO MANAGER                             DOLLAR RANGE OF TRUST SHARES OWNED
--------------------------------------------------------------------------------
Daniel A. Norman                              $100,001 - $500,000
Jeffrey A. Bakalar                            $10,001 - $50,000
Curtis F. Lee                                 None

                                  ADMINISTRATOR

     ING Funds Services, LLC ("Administrator" or "ING Funds Services"), an affiliate of the Adviser, serves as Administrator for the Trust pursuant to an administion agreement ("Administration Agreement"). In connection with its administration of the corporate affairs of the Trust, the Administrator bears the following expenses: the salaries and expenses of all personnel of the Trust and the Administrator except for the fees and expenses of Trustees not affiliated with the Administrator or ING Investments; costs to prepare information; determination of daily NAV by the recordkeeping and accounting agent; expenses to maintain certain of the Trust's books and records that are not maintained by ING Investments, the custodian, or transfer agent; costs incurred to assist in the preparation of financial information for the Trust's income tax returns, proxy statements, quarterly, semi-annual, and annual shareholder reports; costs of providing shareholder services in connection with any tender offers or to shareholders proposing to transfer their shares to a third party; providing shareholder services in connection with the dividend reinvestment plan; and all expenses incurred by the Administrator or by the Trust in connection with administering the ordinary course of the Trust's business other than those assumed by the Trust, as described below.

     Except as indicated immediately above and under "The Adviser," the Trust is responsible for the payment of its expenses including: the fees payable to ING Investments; the fees payable to the Administrator; the fees and certain expenses of the Trust's custodian and transfer agent, including the cost of providing records to the Administrator in connection with its obligation of maintaining required records of the Trust; the charges and expenses of the Trust's legal counsel, legal counsel to the Trustees who are not "interested persons" as defined in the 1940 Act and independent accountants; commissions and any issue or transfer taxes chargeable to the Trust in connection with its transactions; all taxes and corporate fees payable by the Trust to governmental agencies; the fees of any trade association of which the Trust is a member; the costs of share certificates representing Common Shares of the Trust; organizational and offering expenses of the Trust and the fees and expenses involved in registering and maintaining registration of the Trust and its Common Shares with SEC, including the preparation and printing of the Trust's registration statement and prospectuses for such purposes; allocable communications expenses with respect to investor services, and all expenses of shareholders' and Trustees' meetings and of preparing, printing and mailing reports, proxy statements and prospectuses to shareholders; the cost of insurance; and litigation and indemnification expenses and extraordinary expenses not incurred in the ordinary course of the Trust's business.


     For its services, the Administrator is entitled to receive from the Trust a fee at an annual rate of 0.25% of the Trust's average daily net assets plus the proceeds of any outstanding borrowings.


     Administrative fees paid by the Trust for the fiscal years ended February 28, 2006, 2005, and February 29, 2004 were $5,092,209, $4,754,902 and
$3,903,976, respectively, for services rendered to the Trust.

                                   DISTRIBUTOR

     Shares of the Trust are distributed by ING Funds Distributor, LLC ("ING Funds Distributor" or "Distributor"). Pursuant to an Amended and Restated Distribution Agreement ("Distribution Agreement"), the Distributor, an affiliate of ING Investments and ING Funds Services, is the principal underwriter and distributor for the shares of the Trust and acts as agent of the Trust in the continuous offering of its shares. The Distributor bears all of its expenses of providing services pursuant to the Distribution Agreement. The Trust pays the cost for the prospectus and shareholder reports to be set in type and printed for existing shareholders, and the Trust pays for the printing and distribution of copies thereof used in connection with the offering of shares to prospective investors. The Trust also pays for supplementary sales literature and advertising costs.

     The Distribution Agreement continues in effect from year to year so long as such continuance is approved at least annually by a vote of the Board, including the Trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the Distribution Agreement. The Distribution Agreement automatically terminates in the event of its assignment and may be terminated at any time without penalty by the Trust or by the Distributor upon sixty (60) days written notice. Termination by the Trust may be by vote of a majority of the Board, and a majority of the Trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the Distribution Agreement, or a majority of the outstanding voting securities of the Trust, as defined under the 1940 Act.


     The Common Shares will only be sold on such days as shall be agreed to by the Trust and ING Funds Distributor. The Common Shares will be sold at market prices, which shall be determined with reference to trades on the NYSE, subject to a minimum price to be established each day by the Trust. The mininum price on any day will not be less than the current NAV per Common Share. The Trust and ING Funds Distributor will suspend the sale of Common Shares if the per share price of the Common Shares is less than the minimum price.

     Settlements of sales of Common Shares will occur on the third business day following the date on which any such sales are made. Unless otherwise indicated in a further prospectus supplement, ING Funds Distributor as underwriter will act as underwriter on a reasonable efforts basis.

     In connection with the sale of the Common Shares on behalf of the Trust, ING Funds Distributor may be deemed to be an underwriter within the meaning of the 1940 Act. As described below, ING Funds Distributor also serves as distributor for the Trust in connection with the sale of Common Shares of the Trust pursuant to privately negotiated transactions and pursuant to optional cash investments. In addition, ING Funds Distributor provides administrative services in connection with a separate at-the-market offering of Common Shares of the Trust. The offering of Common Shares pursuant to the Distribution Agreement will terminate upon the earlier of (i) the sale of all Common Shares subject thereto or (ii) termination of the Distribution Agreement.

                             PROXY VOTING PROCEDURES


     The Board has adopted proxy voting procedures and guidelines to govern the voting of proxies relating to the Trust's portfolio securities. The Trust's proxy voting procedures delegate to ING Investments the authority to vote proxies relating to portfolio securities, and provide a method for responding to potential conflicts of interest. In delegating voting authority to ING Investments, the Board has also approved ING Investments' proxy voting procedures, which require ING Investments to vote proxies in accordance with the Trust's proxy voting procedures and guidelines. An independent proxy voting service has been retained to assist in the voting of Trust proxies through the provision of vote analysis, implementation and recordkeeping and disclosure services. In addition, the Board established the Valuation, Proxy and Brokerage Committee (formerly, the Valuation and Proxy Voting Committee) to oversee the implementation of the Trust's proxy voting procedures. A copy of the proxy voting procedures and guidelines of the Trust, including the proxy voting procedures of ING Investments, is attached hereto as Appendix A. Information regarding how the Trust voted proxies relating to portfolio securities for the one-year period ending June 30th is available no later than August 31st, of each year through the ING Funds' website at http://www.ingfunds.com or by accessing the SEC's EDGAR database at http://www.sec.gov.


                         SHAREHOLDER INVESTMENT PROGRAM

     The Trust maintains a Shareholder Investment Program ("Program"), which allows participating shareholders to reinvest all dividends and capital gain distributions ("Dividends") in additional Common Shares of the Trust. The Program also allows participants to purchase additional Common Shares through optional cash investments in amounts ranging from a minimum of $100 to a maximum of $100,000 per month. Common Shares may be issued by the Trust under the Program only if the Trust's Common Shares are trading at a premium to NAV. If the Trust's Common Shares are trading at a discount to NAV, Common Shares purchased under the Program will be purchased on the open market.


     If the market price (the volume-weighted average sales price, per share, as reported on the New York Stock Exchange Composite Transaction Tape as shown daily on Bloomberg's AQR screen) plus estimated commissions for Common Shares of the Trust is less than the NAV on the Valuation Date (defined below), DST will purchase Common Shares on the open market through a bank or securities broker as provided herein. Open market purchases may be effected on any securities exchange on which Common Shares of the Trust trade or in the over-the-counter market. If the Market Price, plus estimated commissions, exceeds the NAV before DST has completed its purchases, DST will use reasonable efforts to cease purchasing Common Shares, and the Trust shall issue the remaining Common Shares. If the Market Price, plus estimated commissions, is equal to or exceeds the NAV on the Valuation Date, the Trust will issue the Common Shares to be acquired by the Program. The Valuation Date is a date preceding the DRIP Investment Date and OCI Investment Date, on which it is determined, based on the Market Price and NAV of Common Shares of the Trust, whether DST will purchase Common Shares on the open market or the Trust will issue the Common Shares for the Program. The Trust may, without prior notice to participants, determine that it will not issue new Common Shares for purchase pursuant to the Program, even when the Market Price plus estimated commissions equals or exceeds NAV, in which case DST will purchase Common Shares on the open market.

     Common Shares issued by the Trust under the Program will be issued without incurring a fee. Common Shares purchased for the Program directly from the Trust in connection with the reinvestment of Dividends will be acquired on the DRIP Investment Date at the greater of (i) NAV at the close of business on the Valuation Date or (ii) the average of the daily Market Price of the shares during the DRIP Pricing Period, minus a discount of 5%. The DRIP Pricing Period for a dividend reinvestment is the Valuation Date and the prior Trading Day. A "Trading Day" means any day on which trades of the Common Shares of the Trust are reported on the NYSE.


     Common Shares purchased directly from the Trust pursuant to optional cash investments will be acquired on an OCI Investment Date at the greater of (i) NAV at the close of business on the Valuation Date or (ii) the average of the daily Market Price of the shares during the OCI Pricing Period minus a discount, determined at the sole discretion of the Trust and announced in advance, ranging from 0% to 5%. The OCI Pricing Period for an OCI Investment Date means the period beginning four Trading Days prior to the Valuation Date through and including the Valuation Date. The discount for optional cash investments is set by the Trust and may be changed or eliminated by the Trust without prior notice to participants at any time. The discount for optional cash investments is determined on the last business day of each month. In all instances, however, the discount on Common Shares issued directly by the Trust shall not exceed 5% of the market price, and Common Shares may not be issued at a price less than NAV without prior specific approval of shareholders or of the Commission. Optional cash investments received by DST no later than 4:00 p.m. Eastern time on the OCI payment Due Date to be invested on the relevant OCI Investment Date.

     Subject to the availability of Common Shares registered for issuance under the Program, there is no total maximum number of Common Shares that can be issued pursuant to the Program.

     See "Federal Taxation - Distributions" for a discussion of the federal income tax ramifications of obtaining Common Shares under the Program.

     PRIVATELY NEGOTIATED TRANSACTIONS

     The Common Shares may also be offered pursuant to privately negotiated transactions between the Trust and specific investors. The terms of such privately negotiated transactions will be subject to the discretion of the management of the Trust. In determining whether to sell Common Shares pursuant to a privately negotiated transaction, the Trust will consider relevant factors including, but not limited to, the attractiveness of obtaining additional funds through the sale of Common Shares, the purchase price to apply to any such sale of Common Shares and the person seeking to purchase the Common Shares.

     Common Shares issued by the Trust in connection with privately negotiated transactions will be issued at the greater of (1) NAV per Common Share of the Trust's Common Shares or (ii) at a discount ranging from 0.00% to 5.00% of the average of the daily market price of the Trust's Common Shares at the close of business on the two business days preceding the date upon which Common Shares are sold pursuant to the privately negotiated transaction. The discount to apply to such privately negotiated transactions will be determined by the Trust with regard to each specific transaction. The Trust will not pay any commissions with regard to privately negotiated transactions, but an investor may be subject to a front end sales load of up to 3.00% paid to or retained by a third party broker-dealer through which such transaction may be effected.

                                 CODE OF ETHICS


     The Trust's Distributor, ING Investments and the Trust have each adopted a code of ethics ("Code of Ethics" or written supervisory procedures) governing personal trading activities of all Trustees, officers of the Trust and the Distributor and persons who, in connection with their regular functions, play a role in the recommendation of any purchase or sale of a security by the Trust or obtain information pertaining to such purchase or sale. The Code of Ethics is intended to prohibit fraud against the Trust that may arise from personal trading of securities that may be purchased or held by the Trust or of Trust shares. The Code of Ethics also prohibits short-term trading of the Trust by persons subject to the Code of Ethics. Personal trading is permitted by such persons subject to certain restrictions; however such persons are generally required to pre-clear all security transactions with the Trust's Compliance Department and to report all transactions on a regular basis. The Sub-Adviser has adopted its own Code of Ethics to govern the personal trading activities of its personnel.

     The Code of Ethics can be reviewed and copied at the SEC's Public Reference Room located at 100 F Street, NE, Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at
(202) 551-8090. The Code of Ethics is available on the SEC's website (http://www.sec.gov) and copies may also be obtained at prescribed rates by electronic request at publicinfo@sec.gov, or by writing the SEC's Public Reference Section at the address listed above.

                             PORTFOLIO TRANSACTIONS


     The Trust will generally have at least 80% of its net assets, plus the amount of any borrowings for investment purposes, invested in Senior Loans. The remaining assets of the Trust will generally consist of short-term debt instruments with remaining maturities of 120 days or less, longer-term debt securities, certain other instruments such as subordinated or unsecured loans up to a maximum of 5% of the Trust's net assets, interest rate swaps, caps and floors, repurchase agreements, reverse repurchase agreements and equity securities acquired in connection with investments in loans. The Trust will acquire Senior Loans from and sell Senior Loans to banks, insurance companies, finance companies, and other investment companies and private investment funds. The Trust may also purchase Senior Loans from and sell Senior Loans to U.S. branches of foreign banks which are regulated by the Federal Reserve System or appropriate state regulatory authorities. The Trust's interest in a particular Senior Loan will terminate when the Trust receives full payment on the loan or sells a Senior Loan in the secondary market. Costs associated with purchasing or selling investments in the secondary market include commissions paid to brokers and processing fees paid to agents. These costs are allocated between the purchaser and seller as agreed between the parties.

     Purchases and sales of short-term debt and other financial instruments for the Trust's portfolio usually are principal transactions, and normally the Trust will deal directly with the underwriters or dealers who make a market in the securities involved unless better prices and execution are available elsewhere. Such market makers usually act as principals for their own account. On occasion, securities may be purchased directly from the issuer. Short-term debt instruments are generally traded on a net basis and do not normally involve either brokerage commissions or transfer taxes. The cost of portfolio securities transactions of the Trust that are not transactions with principals will consist primarily of brokerage commissions or dealer or underwriter spreads between the bid and asked price, although purchases from underwriters may involve a commission or concession paid by the issuer.


     The Investment Advisory Agreement or Sub-Advisory Agreement authorizes ING Investments or Sub-Adviser to select the brokers or dealers that will execute the purchase and sale of investment securities for the Trust. In all purchases and sales of securities for the portfolio of the Trust, the primary consideration is to obtain the most favorable execution available. Pursuant to the Investment Advisory Agreement or Sub-Advisory Agreement, the Adviser or Sub-Adviser determines, subject to the instructions of and review by the Trust's Board, which securities are to be purchased and sold by the Trust and which brokers are to be eligible to execute portfolio transactions of the Trust. Purchases and sales of securities in the over-the-counter market will generally be executed directly with a "market-maker," unless in the opinion of the Adviser or the Sub- Adviser, a better price and execution can otherwise be obtained by using a broker for the transaction.

     In placing portfolio transactions, the Adviser or Sub-Adviser is required to use their best efforts to choose a broker capable of providing the brokerage services necessary to obtain the most favorable execution available. The full range and quality of brokerage services available will be considered in making these determinations, such as the size of the order, the difficulty of execution, the operational facilities of the firm involved, capital commitment, the firm's risk in positioning a block of securities and other factors. While the Adviser or Sub-Adviser seeks to obtain the most favorable net results in effecting transactions in the Trust's portfolio securities, brokers or dealers who provide research services may receive orders for transactions by the Trust. Such research services ordinarily consist of assessments and analyses of the business or prospects of a company, industry, or economic sector. The Adviser is authorized to pay spreads or commissions to brokers or dealers furnishing such services which are in excess of spreads or commissions that other brokers or dealers not providing such research may charge for the same transaction, even if the specific services were not imputed to the Trust and were useful to the Adviser in advising other clients. Information so received will be in addition to, and not in lieu of, the services required to be performed by the Adviser under the Investment Advisory Agreement between the

Adviser and the Trust. The expenses of the Adviser or Sub-Adviser will not necessarily be reduced as a result of the receipt of such supplemental information. The Adviser or Sub-Adviser may use any research services obtained in providing investment advice to its other investment advisory accounts. Conversely, such information obtained by the placement of business for the Adviser or Sub-Adviser or other entities advised by the Adviser or Sub-Adviser will be considered by and may be useful to the Adviser or Sub-Adviser in carrying out its obligations to the Trust. As permitted by Section 28(e) of the Securities Exchange Act of 1934, as amended ("1934 Act") the Adviser may cause the Trust to pay a broker-dealer which provides brokerage and research services (as defined in the 1934 Act) to the Adviser or Sub-Adviser an amount of disclosed commissions for effecting a securities transaction for the Trust in excess of the commission which another broker-dealer would have charged for effecting the transaction.


     The Trust does not intend to effect any brokerage transaction in its portfolio securities with any broker-dealer affiliated directly or indirectly with the Adviser or Sub-Adviser, except for any sales of portfolio securities pursuant to a tender offer, in which event the Adviser or Sub-Adviser will offset against the management fee a part of any tender fees which legally may be received by such affiliated broker-dealer. To the extent certain services which the Trust is obligated to pay for under the Investment Advisory Agreement are performed by the Adviser, the Trust will reimburse the Adviser for the costs of personnel involved in placing orders for the execution of portfolio transactions.

     In connection with its purchase or holding interests in Senior Loans, the Trust may acquire (and subsequently sell) equity securities or warrants it receives. Brokerage commissions paid by the Trust during the fiscal years ended February 28, 2006, 2005 and February 29, 2004 were $755, $11,122 and $28,130, respectively.

     None of the total commissions paid during the fiscal years ended February 28, 2006, 2005 and February 29, 2004, were paid by the Trust to firms which provided research, statistical or other services to the Adviser.


PORTFOLIO TURNOVER RATE


     The annual rate of the Trust's total portfolio turnover for the years ended February 28, 2006, 2005 and February 29, 2004 was 81%, 93% and 87%,
respectively. The annual turnover rate of the Trust is generally expected to be between 50% and 100%, although as part of its investment policies, the Trust places no restrictions on portfolio turnover and the Trust may sell any portfolio security without regard to the period of time it has been held. The annual turnover rate of the Trust also includes Senior Loans on which the Trust has received full or partial payment. The Adviser believes that full and partial payments on loans generally comprise approximately 25% to 75% of the Trust's total portfolio turnover each year.


                                 NET ASSET VALUE


     The NAV per Common Share of the Trust is determined each business day as of the close of regular trading on the NYSE (usually 4:00 p.m. Eastern time unless otherwise designated by the NYSE). The Trust is open for business every day the NYSE is open. As of the date of this SAI, the NYSE is closed on the following holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. The NAV per Common Share is determined by dividing the value of the Trust's loan assets plus all cash and other assets (including interest accrued but not collected) less all liabilities (including accrued expenses but excluding capital and surplus) by the number of Common Shares outstanding. The NAV per Common Share is made available for publication.


                                FEDERAL TAXATION

     The following is only a summary of certain U.S. federal income tax considerations generally affecting the Trust and its shareholders. No attempt is made to present a detailed explanation of the tax treatment of the Trust or its shareholders, and the following discussion is not intended as a substitute for careful tax planning. Shareholders should consult with their own tax advisers regarding the specific federal, state, local, foreign and other tax consequences of investing in the Trust.

QUALIFICATION AS A REGULATED INVESTMENT COMPANY

     The Trust will elect each year to be taxed as a regulated investment company ("RIC") under Subchapter M of the Internal Revenue Code ("Code"). As a RIC, the Trust generally will not be subject to federal income tax on the portion of its investment company taxable income (i.e., taxable interest, dividends and other taxable ordinary income, net of expenses, and net short-term capital gains in excess of long-term capital losses) and net capital gain (i.e., the excess of net long-term capital gains over the sum of net short-term capital losses and capital loss carryovers from prior years) that it distributes to shareholders, provided that it distributes at least 90% of its investment company taxable income for the taxable year ("Distribution Requirement"), and satisfies certain other requirements of the Code that are described below.


     In addition to satisfying the Distribution Requirement and an asset diversification requirement discussed below, a RIC must derive at least 90% of its gross income for each taxable year from dividends, interest, certain payments with respect to securities loans, gains from the sale or other disposition of stock or securities or foreign currencies, net income derived from an interst in a qualified publicly traded partnership and other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies.

     In addition to satisfying the requirements described above, the Trust must satisfy an asset diversification test in order to qualify as a RIC. Under this test, at the close of each quarter of the Trust's taxable year, at least 50% of the value of the Trust's assets must consist of cash and cash items (including receivables), U.S. government securities, securities of other regulated investment companies, and securities of other issuers (as to which the Trust has not invested more than 5% of the value of the Trust's total assets in securities of any such issuer and as to which the Trust does not hold more than 10% of the outstanding voting securities of any such issuer), and no more than 25% of the value of its total assets may be invested in the securities of any one issuer (other than U.S. government securities and securities of other regulated investment companies), in two or more issuers which the Trust controls and which are engaged in the same or similar trades or businesses, or of one or more qualified publicly traded partnerships.


     In general, gain or loss recognized by the Trust on the disposition of an asset will be a capital gain or loss. However, gain recognized on the disposition of a debt obligation purchased by the Trust at a market discount (generally at a price less than its principal amount) other than at the original issue will be treated as ordinary income to the extent of the portion of the market discount which accrued during the period of time the Trust held the debt obligation.

     In general, investments by the Trust in zero coupon or other original issue discount securities will result in income to the Trust equal to a portion of the excess of the face value of the securities over their issue price ("original issue discount") each year that the Trust holds the securities, even though the Trust receives no cash interest payments. This income is included in determining the amount of income which the Trust must distribute to maintain its status as a RIC and to avoid federal income and excise taxes.

     If for any taxable year the Trust does not qualify as a RIC, all of its taxable income (including its net capital gain) will be subject to tax at regular corporate rates without any deduction for distributions to shareholders, and such distributions will be taxable as ordinary dividends to the extent of the Trust's current and accumulated earnings and profits. Such distributions generally would be eligible for the dividends-received deduction in the case of corporate shareholders.

     If the Trust fails to qualify as a RIC in any year, it must pay out its earnings and profits accumulated in that year in order to qualify again as a RIC. Moreover, if the Trust failed to qualify as a RIC for a period greater than one taxable year, the Trust may be required to recognize any net built-in gains with respect to certain of its assets (the excess of the aggregate gains, including items of income, over aggregate losses that would have been realized if the Trust had been liquidated) in order to qualify as a RIC in a subsequent year.

EXCISE TAX ON REGULATED INVESTMENT COMPANIES


     A 4% non-deductible excise tax is imposed on a RIC that fails to distribute in each calendar year an amount equal to the sum of (1) 98% of its ordinary taxable income for the calendar year, (2) 98% of its capital gain net income (I.E., capital gains in excess of capital losses) for the one-year period ended on October 31 of such calendar year, and (3) any ordinary taxable income and capital gain net income for previous years that was not distributed or taxed to the RIC during those years.


     The Trust intends to make sufficient distributions or deemed distributions (discussed below) of its ordinary taxable income and capital gain net income to avoid liability for the excise tax.

HEDGING TRANSACTIONS

     The Trust has the ability, pursuant to its investment objectives and policies, to hedge its investments in a variety of transactions, including interest rate swaps and the purchase or sale of interest rate caps and floors. The treatment of these transactions for federal income tax purposes may in some instances be unclear, and the RIC qualification requirements may limit the extent to which the Trust can engage in hedging transactions.

     Under certain circumstances, the Trust may recognize gain from a constructive sale of an appreciated financial position. If the Trust enters into certain transactions in property while holding substantially identical property, the Trust would be treated as if it had sold and immediately repurchased the property and would be taxed on any gain (but not loss) from the constructive sale. The character of gain from a constructive sale would depend upon the Trust's holding period in the property. Loss from a constructive sale would be recognized when the property was subsequently disposed of, and its character would depend on the Trust's holding period and the application of various loss deferral provisions in the Code. Constructive sale treatment does not apply to transactions closed in the 90-day period ending with the 30th day after the close of the taxable year, if certain conditions are met.

DISTRIBUTIONS

     The Trust anticipates distributing all or substantially all of its investment company taxable income for the taxable year. Such distributions will be taxable to shareholders as ordinary income. If a portion of the Trust's income consists of dividends paid by U.S. corporations, a portion of the dividends paid by the Trust may be eligible for the corporate dividends received deduction.

     The Trust may either retain or distribute to shareholders its net capital gain for each taxable year. The Trust currently intends to distribute any such amounts. If net capital gain is distributed and designated as a capital gain dividend, it will generally be taxable to shareholders at a maximum federal tax rate of 15%. Distributions are subject to these capital gains rates regardless of the length of time the shareholder has held his shares. Conversely, if the Trust elects to retain its net capital gain, the Trust will be taxed thereon (except to the extent of any available capital loss carryovers) at the applicable corporate tax rate. In such event, it is expected that the Trust also will elect to treat such gain as having been distributed to shareholders. As a result, each shareholder will be required to report his pro rata share of such gain on his tax return as long-term capital gain, will be entitled to claim a tax credit for his pro rata share of tax paid by the Trust on the gain, and will increase the tax basis for his shares by an amount equal to the deemed distribution less the tax credit.

    Recently enacted tax legislation generally provides for a maximum tax rate for individual taxpayers of 15% on long-term capital gains from sales on certain qualifying dividend income. The rate reductions do not apply to corporate taxpayers. The Trust will be able to separately designate distributions of any qualifying long-term capital gains or qualifying dividends earned by the Trust that would be eligible for the lower maximum rate, although it does not expect to distribute a material amount of qualifying dividends. A shareholder would also have to qualify a 60-day holding period with respect to any distributions of qualifying dividend in order to obtain the benefit of the lower rate. Distributions from funds, such as the Trust, investing in debt instruments will not generally qualify for the lower rate.

     Distributions by the Trust in excess of the Trust's earnings and profits will be treated as a return of capital to the extent of (and in reduction of) the shareholder's tax basis in his shares; any such return of capital distributions in excess of the shareholder's tax basis will be treated as gain from the sale of his shares, as discussed below.

     Distributions by the Trust will be treated in the manner described above regardless of whether such distributions are paid in cash or reinvested in additional shares of the Trust. If the NAV at the time a shareholder purchases shares of the Trust reflects undistributed income or gain, distributions of such amounts will be taxable to the shareholder in the manner described above, even though such distributions economically constitute a return of capital to the shareholder.


     A distribution will be treated as paid on December 31 of the current calendar year if it is declared by the Trust in October, November or December with a record date in such a month and paid by the Trust during January of the following calendar year. Such distributions will be taxed to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.


     The Trust will be required in certain cases to withhold and remit to the U.S. Treasury at the current rate of 28% of all dividends and redemption proceeds payable to any shareholder (1) who fails to provide the Trust with a certified, correct identification number or other required certifications, or
(2) if the Internal Revenue Service notifies the Trust that the shareholder is subject to backup withholding. Corporate shareholders and other shareholders specified in the Code are exempt from such backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against the shareholder's U.S. federal income tax liability if the appropriate information is provided to the IRS.

SALE OF COMMON SHARES

     A shareholder will recognize gain or loss on the sale or exchange of shares of the Trust in an amount generally equal to the difference between the proceeds of the sale and the shareholder's adjusted tax basis in the shares. In general, any such gain or loss will be considered capital gain or loss if the shares are held as capital assets, and gain or loss will be long-term or short-term, depending upon the shareholder's holding period for the shares. However, any capital loss arising from the sale of shares held for six months or less will be treated as a long-term capital loss to the extent of any long-term capital gains distributed (or deemed distributed) with respect to such shares. Also, any loss realized on a sale or exchange of shares will be disallowed to the extent the shares disposed of are replaced (including shares acquired through the Shareholder Investment Program) within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of. In such case, the tax basis of the acquired shares will be adjusted to reflect the disallowed loss.

REPURCHASES OF SHARES

     As noted above, the Fund may take action to repurchase its shares. If a shareholder tenders all shares of the Fund that he or she owns or is considered to own, the shareholder will realize a taxable sale or exchange (see "Sale of Common Shares" above). If a shareholder tenders less than all of the shares of the Fund that he or she owns or is considered to own, the repurchase may not qualify as an exchange, and the proceeds received may be treated as a dividend, return of capital or capital gain, depending on the Fund's earnings and profits and the shareholder's basis in the tendered shares. If that occurs, there is a risk that non-tendering shareholders may be considered to have received a deemed distribution as a result of the Fund's purchase of tendered shares, and all or a portion of that deemed distribution may be taxable as a dividend.

FOREIGN SHAREHOLDERS

     U.S. taxation of a shareholder who, as to the United States, is a nonresident alien individual, foreign trust or estate, foreign corporation, or foreign partnership ("foreign shareholder") depends, in part, on whether the shareholder's income from the Trust is effectively connected with a U.S. trade or business carried on by such shareholder.


     If the income from the Trust is not effectively connected with a U.S. trade or business carried on by a foreign shareholder, distributions of investment company taxable income will be subject to U.S. withholding tax at the rate of 30% (or lower treaty rate). Such a foreign shareholder would generally be exempt from U.S. federal income tax on gains realized on the sale or exchange of shares of the Trust, capital gain dividends, and amounts retained by the Trust that are designated as undistributed capital gains. However, subject to certain limitations and the receipt of further guidance form the U.S. Treasury, dividends paid to certain foreign shareholders may be exempt from U.S. tax through 2007 to the extent such dividends are attributable to qualified interest and/or net short-term capital gains, provided that the Trust elects to follow certain procedures. The Trust may choose to not follow such procedures and there can be no assurance as to the amount, if any, of dividends that would not be subject to withholding.


     If the income from the Trust is effectively connected with a U.S. trade or business carried on by a foreign shareholder, then distributions of investment company taxable income, capital gain dividends, amounts retained by the Trust that are designated as undistributed capital gains and any gains realized upon the sale or exchange of shares of the Trust will be subject to U.S. federal income tax at the rates applicable to U.S. citizens or domestic corporations. Such shareholders that are classified as corporations for U.S. tax purposes also may be subject to a branch profits tax.

     In the case of foreign noncorporate shareholders, the Trust may be required to withhold U.S. federal income tax at a rate of 30% on distributions that are otherwise exempt from withholding tax (or taxable at a reduced treaty rate) unless such shareholders furnish the Trust with proper notification of their foreign status. See "Distributions."

     The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may be different from those described herein. Foreign shareholders are urged to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Trust, including the applicability of foreign taxes.

EFFECT OF FUTURE LEGISLATION; OTHER TAX CONSIDERATIONS

     The foregoing general discussion of U.S. federal income tax consequences is based on the Code and the Treasury Regulations issued thereunder as in effect on the date of this SAI. Future legislative or administrative changes or court decisions may significantly change the conclusions expressed herein, and any such changes or decisions may have a retroactive effect with respect to the transactions contemplated herein.

     Income received by the Trust from foreign sources may be subject to withholding and other taxes imposed by such foreign jurisdictions, absent treaty relief. Distributions to shareholders also may be subject to state, local and foreign taxes, depending upon each shareholder's particular situation. Shareholders are urged to consult their tax advisers as to the particular consequences to them of an investment in the Trust.


                        ADVERTISING AND PERFORMANCE DATA


ADVERTISING


     From time to time, advertisements and other sales materials for the Trust may include information concerning the historical performance of the Trust. Any such information may include trading volume of the Trust's Common Shares, the number of Senior Loan investments, annual total return, aggregate total return, distribution rate, average compounded distribution rates and yields of the Trust for specified periods of time, and diversification statistics. Such information may also include rankings, ratings and other information from independent organizations such as Lipper, Morningstar, Value Line, Inc., CDA Technology, Inc., S&P's, Portfolio Management Data (a division of S&P's), Moody's, Bloomberg or other industry publications. These rankings will typically compare the Trust to all closed-end Funds, to other Senior Loan funds, and/or also to taxable closed-end fixed income funds. Any such use of rankings and ratings in advertisements and sales literature will conform with the guidelines of the National Association of Security Dealers ("NASD") approved by the Commission. Ranking comparisons and ratings should not be considered representative of the Trust's relative performance for any future period.


     Reports and promotional literature may also contain the following information: (i) number of shareholders; (ii) average account size;
(iii) identification of street and registered account holdings; (iv) lists or statistics of certain of the Trust's holdings including, but not limited to, portfolio composition, sector weightings, portfolio turnover rates, number of holdings, average market capitalization and modern portfolio theory statistics alone or in comparison with itself (over time) and with its peers and industry group; (v) public information about the assets class; and (vi) discussions concerning coverage of the Trust by analysts.


     In addition, reports and promotional literature may contain information concerning the Adviser, the Sub-Adviser, ING Groep, the portfolio managers, the Administrator or affiliates of the Trust including (i) performance rankings of other funds managed by the Adviser or Sub-Adviser, or the individuals employed by the Adviser or Sub-Adviser who exercise responsibility for the day-to-day management of the Trust, including rankings and ratings of investment companies published by Lipper, Morningstar, Value Line, Inc., CDA Technologies, Inc., or other rating services, companies, publications or other persons who rank or rate investment companies or other investment products on overall performance or other criteria; (ii) lists of clients, the number of clients, or assets under management; (iii) information regarding the acquisition of the ING Funds by ING Capital; (iv) the past performance of ING Capital and

ING Funds Services; (v) the past performance of other funds managed by the Adviser or Sub-Adviser; (vi) quotes from a portfolio manager of the Trust or industry specialists; and (vii) information regarding rights offerings conducted by closed-end funds managed by the Adviser or Sub-Adviser.

     The Trust may compare the frequency of its reset period to the frequency which LIBOR changes. Further, the Trust may compare its yield to (i) LIBOR,
(ii) the federal funds rate, (iii) the Prime Rate, quoted daily in the Wall Street Journal as the base rate on corporate loans at large U.S. money center commercial banks, (iv) the average yield reported by the Bank Rate Monitor National Index for money market deposit accounts offered by the 100 leading banks and thrift institutions in the ten largest standard metropolitan statistical areas, (v) yield data published by Lipper, Bloomberg or other industry sources, or (vi) the yield on an investment in 90-day Treasury bills on a rolling basis, assuming quarterly compounding. Further, the Trust may compare such other yield data described above to each other. The Trust may also compare its total return, NAV stability and yield to fixed income investments. As with yield and total return calculations, yield comparisons should not be considered representative of the Trust's yield or relative performance for any future period.

     The Trust may provide information designed to help individuals understand their investment goals and explore various financial strategies. Such information may include information about current economic, market and political conditions; materials that describe general principles of investing, such as asset allocation, diversification, risk tolerance, and goal setting; worksheets used to project savings needs based on assumed rates of inflation and hypothetical rates of return; and action plans offering investment alternatives. Materials may also include discussion of other investment companies in the ING Funds, products and services, and descriptions of the benefits of working with investment professionals in selecting investments.

PERFORMANCE DATA

     The Trust may quote annual total return and aggregate total return performance data. Total return quotations for the specified periods will be computed by finding the rate of return (based on net investment income and any capital gains or losses on portfolio investments over such periods) that would equate the initial amount invested to the value of such investment at the end of the period. On occasion, the Trust may quote total return calculations published by Lipper, a widely recognized independent publication that monitors the performance of both open-end and closed-end investment companies.

     The Trust's distribution rate is calculated on a monthly basis by annualizing the dividend declared in the month and dividing the resulting annualized dividend amount by the Trust's corresponding month-end NAV (in the case of NAV) or the last reported market price (in the case of Market). The distribution rate is based solely on the actual dividends and distributions, which are made at the discretion of management. The distribution rate may or may not include all investment income, and ordinarily will not include capital gains or losses, if any.

     Total return and distribution rate and compounded distribution rate figures utilized by the Trust are based on historical performance and are not intended to indicate future performance. Distribution rate, compounded distribution rate and NAV per share can be expected to fluctuate over time. Total return will vary depending on market conditions, the Senior Loans, and other securities comprising the Trust's portfolio, the Trust's operating expenses and the amount of net realized and unrealized capital gains or losses during the period.


                               GENERAL INFORMATION

CUSTODIAN

     State Street Bank and Trust Company, 801 Pennsylvania Avenue, Kansas City, Missouri 64105 has been retained to act as the custodian for the Trust. State Street Bank and Trust Company does not have any part in determining the investment policies of the Trust or in determining which portfolio securities are to be purchased or sold by the Trust or in the declaration of dividends and distributions.

LEGAL COUNSEL

     Legal matters for the Trust are passed upon by Dechert LLP, 1775 I Street, NW, Washington, DC 20006.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     KPMG LLP, 355 South Grand Avenue, Los Angeles, California 90071, currently serves as the independent registered public accounting firm and has been selected as independent auditors for the Trust for the fiscal year ending February 28, 2007.

                              FINANCIAL STATEMENTS


     The Financial Statements and the independent registered public accounting firms reports thereon, appearing in the Trust's annual shareholder report for the period ended February 28, 2006 are incorporated by reference in this SAI. The Trust's annual and semi-annual (unaudited) shareholder reports are available at 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258, upon request and without charge by calling (800) 992-0180.

              APPENDIX A -- PROXY VOTING PROCEDURES AND GUIDELINES

                                    APPENDIX A

                                    ING FUNDS

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                     PROXY VOTING PROCEDURES AND GUIDELINES

                          EFFECTIVE DATE: JULY 10, 2003
                          REVISION DATE: MARCH 16, 2006

                                   ----------

I.     INTRODUCTION

The following are the Proxy Voting Procedures and Guidelines (the "Procedures and Guidelines") of the ING Funds set forth on EXHIBIT 1 attached hereto and each portfolio or series thereof (each a "Fund" and collectively, the "Funds"). The purpose of these Procedures and Guidelines is to set forth the process by which each Fund will vote proxies related to the equity assets in its investment portfolio (the "portfolio securities"). The Procedures and Guidelines have been approved by the Funds' Boards of Trustees/Directors(1) (each a "Board" and collectively, the "Boards"), including a majority of the independent Trustees/Directors(2) of the Board. These Procedures and Guidelines may be amended only by the Board. The Board shall review these Procedures and Guidelines at its discretion, and make any revisions thereto as deemed appropriate by the Board.

II.    VALUATION, PROXY AND BROKERAGE COMMITTEE

The Boards hereby delegate to the Valuation, Proxy and Brokerage Committee of each Board (each a "Committee" and collectively, the "Committees") the authority and responsibility to oversee the implementation of these Procedures and Guidelines, and where applicable, to make determinations on behalf of the Board with respect to the voting of proxies on behalf of each Fund. Furthermore, the Boards hereby delegate to each Committee the authority to review and approve material changes to proxy voting procedures of any Fund's investment adviser (the "Adviser"). The Proxy Voting Procedures of the Adviser (the "Adviser Procedures") are attached hereto as EXHIBIT 2. Any determination regarding the voting of proxies of each Fund that is made by a Committee, or any member thereof, as permitted herein, shall be deemed to be a good faith determination regarding the voting of proxies by the full Board. Each Committee

----------
(1) Reference in these Procedures to one or more Funds shall, as applicable, mean those Funds that are under the jurisdiction of the particular Board or Valuation, Proxy and Brokerage Committee at issue. No provision in these Procedures is intended to impose any duty upon the particular Board or Valuation, Proxy and Brokerage Committee with respect to any other Fund.

(2) The independent Trustees/Directors are those Board members who are not "interested persons" of the Funds within the meaning of Section 2(a)(19) of the Investment Company Act of 1940.

may rely on the Adviser through the Agent, Proxy Coordinator and/or Proxy Group (as such terms are defined for purposes of the Adviser Procedures) to deal in the first instance with the application of these Procedures and Guidelines. Each Committee shall conduct itself in accordance with its charter.

III.   DELEGATION OF VOTING AUTHORITY

The Board hereby delegates to the Adviser to each Fund the authority and responsibility to vote all proxies with respect to all portfolio securities of the Fund in accordance with then current proxy voting procedures and guidelines that have been approved by the Board. The Board may revoke such delegation with respect to any proxy or proposal, and assume the responsibility of voting any Fund proxy or proxies as it deems appropriate. Non-material amendments to the Procedures and Guidelines may be approved for immediate implementation by the President or Chief Financial Officer of a Fund, subject to ratification at the next regularly scheduled meeting of the Valuation, Proxy and Brokerage Committee.

When a Fund participates in the lending of its securities and the securities are on loan at record date, proxies related to such securities will not be forwarded to the Adviser by the Fund's custodian and therefore will not be voted.

Funds that are "funds-of-funds" will "echo" vote their interests in underlying mutual funds, which may include ING Funds (or portfolios or series thereof) other than those set forth on EXHIBIT 1 attached hereto. This means that, if the fund-of-funds must vote on a proposal with respect to an underlying investment company, the fund-of-funds will vote its interest in that underlying fund in the same proportion all other shareholders in the investment company voted their interests.

A fund that is a "feeder" fund in a master-feeder structure does not echo vote. Rather, it passes votes requested by the underlying master fund to its shareholders. This means that, if the feeder fund is solicited by the master fund, it will request instructions from its own shareholders, either directly or, in the case of an insurance-dedicated Fund, through an insurance product or retirement plan, as to the manner in which to vote its interest in an underlying master fund.

When a Fund is a feeder in a master-feeder structure, proxies for the portfolio securities owned by the master fund will be voted pursuant to the master fund's proxy voting policies and procedures. As such, and except as otherwise noted herein with respect to vote reporting requirements, feeder Funds shall not be subject to these Procedures and Guidelines.

IV.    APPROVAL AND REVIEW OF PROCEDURES

Each Fund's Adviser has adopted proxy voting procedures in connection with the voting of portfolio securities for the Funds as attached hereto in EXHIBIT 2. The Board hereby approves such procedures. All material changes to the Adviser Procedures must be approved by the Board or the Valuation, Proxy and Brokerage Committee prior to implementation; however, the President or Chief Financial Officer of a Fund may make such non-material changes as they deem appropriate, subject to ratification by the Board or the Valuation, Proxy and Brokerage

Committee at its next regularly scheduled meeting.

V.     VOTING PROCEDURES AND GUIDELINES

The Guidelines that are set forth in EXHIBIT 3 hereto specify the manner in which the Funds generally will vote with respect to the proposals discussed therein.

Unless otherwise noted, the defined terms used hereafter shall have the same meaning as defined in the Adviser Procedures

       A.   Routine Matters

       The Agent shall be instructed to submit a vote in accordance with the Guidelines where such Guidelines provide a clear "For," "Against," "Withhold" or "Abstain" on a proposal. However, the Agent shall be directed to refer any proxy proposal to the Proxy Coordinator for instructions as if it were a matter requiring case-by-case consideration under circumstances where the application of the Guidelines is unclear, it appears to involve unusual or controversial issues, or an Investment Professional (as such term is defined for purposes of the Adviser Procedures) recommends a vote contrary to the Guidelines.

       B.   Matters Requiring Case-by-Case Consideration

       The Agent shall be directed to refer proxy proposals accompanied by its written analysis and voting recommendation to the Proxy Coordinator where the Guidelines have noted "case-by-case" consideration.

       Upon receipt of a referral from the Agent, the Proxy Coordinator may solicit additional research from the Agent, Investment Professional(s), as well as from any other source or service.

       Except in cases in which the Proxy Group has previously provided the Proxy Coordinator with standing instructions to vote in accordance with the Agent's recommendation, the Proxy Coordinator will forward the Agent's analysis and recommendation and/or any research obtained from the Investment Professional(s), the Agent or any other source to the Proxy Group. The Proxy Group may consult with the Agent and/or Investment Professional(s), as it deems necessary.

       The Proxy Coordinator shall use best efforts to convene the Proxy Group with respect to all matters requiring its consideration. In the event quorum requirements cannot be timely met in connection with a voting deadline, it shall be the policy of the Funds to vote in accordance with the Agent's recommendation, unless the Agent's recommendation is deemed to be conflicted as provided for under the Adviser Procedures, in which case no action shall be taken on such matter (I.E., a "Non-Vote").

            1. WITHIN-GUIDELINES VOTES: Votes in Accordance with a Fund's Guidelines and/or, where applicable, Agent Recommendation

            In the event the Proxy Group, and where applicable, any Investment Professional participating in the voting process, recommend a vote Within Guidelines, the Proxy Group will instruct the Agent, through the Proxy Coordinator, to vote in this manner. No Conflicts Report (as such term is defined for purposes of the Adviser Procedures) is required in connection with Within-Guidelines Votes.

            2.   NON-VOTES: Votes in Which No Action is Taken

            The Proxy Group may recommend that a Fund refrain from voting under the following circumstances: (1) if the economic effect on shareholders' interests or the value of the portfolio holding is indeterminable or insignificant, E.G., proxies in connection with securities no longer held in the portfolio of an ING Fund or proxies being considered on behalf of a Fund that is no longer in existence; or (2) if the cost of voting a proxy outweighs the benefits, E.G., certain international proxies, particularly in cases in which share blocking practices may impose trading restrictions on the relevant portfolio security. In such instances, the Proxy Group may instruct the Agent, through the Proxy Coordinator, not to vote such proxy. The Proxy Group may provide the Proxy Coordinator with standing instructions on parameters that would dictate a Non-Vote without the Proxy Group's review of a specific proxy. It is noted a Non-Vote determination would generally not be made in connection with voting rights received pursuant to class action participation; while a Fund may no longer hold the security, a continuing economic effect on shareholders' interests is likely.

            Reasonable efforts shall be made to secure and vote all other proxies for the Funds, but, particularly in markets in which shareholders' rights are limited, Non-Votes may also occur in connection with a Fund's related inability to timely access ballots or other proxy information in connection with its portfolio securities.

            Non-Votes may also result in certain cases in which the Agent's recommendation has been deemed to be conflicted, as described in V.B. above and V.B.4. below.

            3. OUT-OF-GUIDELINES VOTES: Votes Contrary to Procedures and Guidelines, or Agent Recommendation, where applicable, Where No Recommendation is Provided by Agent, or Where Agent's Recommendation is Conflicted

            If the Proxy Group recommends that a Fund vote contrary to the Procedures and Guidelines, or the recommendation of the Agent, where applicable, if the Agent has made no recommendation on a matter requiring case-by-case consideration and the Procedures and Guidelines are silent, or the Agent's recommendation on a matter requiring case-by-case consideration is deemed to be conflicted as provided for under the Adviser Procedures, the Proxy Coordinator will then request that all members of the Proxy Group, including any members not in attendance at the meeting at which the relevant proxy is being considered, and each Investment Professional participating in the voting process complete a Conflicts Report (as such term is defined for purposes of the Adviser Procedures). As provided for in the Adviser Procedures, the Proxy Coordinator shall be responsible for identifying to Counsel potential conflicts of interest with respect to the Agent.

            If Counsel determines that a conflict of interest appears to exist with respect to the Agent, any member of the Proxy Group or the participating Investment Professional(s), the Proxy Coordinator will then contact the Valuation, Proxy and Brokerage Committee(s) and forward to such Committee(s) all information relevant to their review, including the following materials or a summary thereof: the applicable Procedures and Guidelines, the recommendation of the Agent, where applicable, the recommendation of the Investment Professional(s), where applicable, any resources used by the Proxy Group in arriving at its recommendation, the Conflicts Report and any other written materials establishing whether a conflict of interest exists, and findings of Counsel (as such term is defined for purposes of the Adviser Procedures). Upon Counsel's finding that a conflict of interest exists with respect to one or more members of the Proxy Group or the Advisers generally, the remaining members of the Proxy Group shall not be required to complete a Conflicts Report in connection with the proxy.

            If Counsel determines that there does not appear to be a conflict of interest with respect to the Agent, any member of the Proxy Group or the participating Investment Professional(s), the Proxy Coordinator will instruct the Agent to vote the proxy as recommended by the Proxy Group.

            4.   Referrals to a Fund's Valuation, Proxy and Brokerage Committee

            A Fund's Valuation, Proxy and Brokerage Committee may consider all recommendations, analysis, research and Conflicts Reports provided to it by the Agent, Proxy Group and/or Investment Professional(s), and any other written materials used to establish whether a conflict of interest exists, in determining how to vote the proxies referred to the Committee. The Committee will instruct the Agent through the Proxy Coordinator how to vote such referred proposals.

            The Proxy Coordinator shall use best efforts to timely refer matters to a Fund's Committee for its consideration. In the event any such matter cannot be timely referred to or considered by the Committee, it shall be the policy of the Funds to vote in accordance with the Agent's recommendation, unless the Agent's recommendation is conflicted on a matter requiring case-by-case consideration, in which case no action shall be taken on such matter (I.E., a "Non-Vote").

            The Proxy Coordinator will maintain a record of all proxy questions that have been referred to a Fund's Committee, all applicable recommendations, analysis, research and Conflicts Reports.

VI.    CONFLICTS OF INTEREST

In all cases in which a vote has not been clearly determined in advance by the Procedures and Guidelines or for which the Proxy Group recommends an Out-of-Guidelines Vote, and Counsel has determined that a conflict of interest appears to exist with respect to the Agent, any member of the Proxy Group, or any Investment Professional participating in the voting process, the proposal shall be referred to the Fund's Committee for determination so that the Adviser shall have no opportunity to vote a Fund's proxy in a situation in which it or the Agent may be deemed to have a conflict of interest. In the event a member of a Fund's Committee believes he/she has a conflict of interest that would preclude him/her from making a voting determination in the best interests of the beneficial owners of the applicable Fund, such Committee member shall so advise the Proxy Coordinator and recuse himself/herself with respect to determinations regarding the relevant proxy.

VII.   REPORTING AND RECORD RETENTION

Annually in August, each Fund that is not a feeder in a master/feeder structure will post its proxy voting record or a link thereto, for the prior one-year period ending on June 30th on the ING Funds website. No proxy voting record will be posted on the ING Funds website for any Fund that is a feeder in a master/feeder structure; however, a cross-reference to that of the master fund's proxy voting record as filed in the SEC's EDGAR database will be posted on the ING Funds website. The proxy voting record for each Fund will also be available in the EDGAR database on the SEC's website.

                                    EXHIBIT 1
                                     TO THE
                                    ING FUNDS
                             PROXY VOTING PROCEDURES

                                ING EQUITY TRUST
                                 ING FUNDS TRUST
                ING GLOBAL ADVANTAGE AND PREMIUM OPPORTUNITY FUND
             ING GLOBAL EQUITY DIVIDEND AND PREMIUM OPPORTUNITY FUND
                           ING INVESTMENT FUNDS, INC.
                               ING INVESTORS TRUST
                               ING MAYFLOWER TRUST
                                ING MUTUAL FUNDS
                               ING PARTNERS, INC.
                              ING PRIME RATE TRUST
                             ING SENIOR INCOME FUND
                          ING VARIABLE INSURANCE TRUST
                           ING VARIABLE PRODUCTS TRUST
                       ING VP EMERGING MARKETS FUND, INC.
                         ING VP NATURAL RESOURCES TRUST
                               USLICO SERIES FUND

                                    EXHIBIT 2
                                     TO THE
                                    ING FUNDS
                             PROXY VOTING PROCEDURES


                              ING INVESTMENTS, LLC,
                             DIRECTED SERVICES, INC.
                                       AND
                     ING LIFE INSURANCE AND ANNUITY COMPANY

                                   ----------

                             PROXY VOTING PROCEDURES

                                   ----------

I.     INTRODUCTION

ING Investments, LLC, Directed Services, Inc. and ING Life Insurance and Annuity Company (each an "Adviser" and collectively, the "Advisers") are the investment advisers for the registered investment companies and each series or portfolio thereof (each a "Fund" and collectively, the "Funds") comprising the ING family of funds. As such, the Advisers have been delegated the authority to vote proxies with respect to securities for the Funds over which they have day-to-day portfolio management responsibility.

The Advisers will abide by the proxy voting guidelines adopted by a Fund's respective Board of Directors or Trustees (each a "Board" and collectively, the "Boards") with regard to the voting of proxies unless otherwise provided in the proxy voting procedures adopted by a Fund's Board.

In voting proxies, the Advisers are guided by general fiduciary principles. Each must act prudently, solely in the interest of the beneficial owners of the Funds it manages. The Advisers will not subordinate the interest of beneficial owners to unrelated objectives. Each Adviser will vote proxies in the manner that it believes will do the most to maximize shareholder value.

The following are the Proxy Voting Procedures of ING Investments, LLC, Directed Services, Inc. and ING Life Insurance and Annuity Company (the "Adviser Procedures") with respect to the voting of proxies on behalf of their client Funds as approved by the respective Board of each Fund.

Unless otherwise noted, best efforts shall be used to vote proxies in all instances.

II.    ROLES AND RESPONSIBILITIES

       A.   Proxy Coordinator

       The Proxy Coordinator identified in Appendix 1 will assist in the coordination of the voting of each Fund's proxies in accordance with the ING Funds Proxy Voting Procedures and Guidelines (the "Procedures" or "Guidelines" and collectively the "Procedures and Guidelines"). The Proxy Coordinator is authorized to direct the Agent to vote a Fund's proxy in accordance with the Procedures and Guidelines unless the Proxy Coordinator receives a recommendation from an Investment Professional (as described below) to vote contrary to the Procedures and Guidelines. In such event, and in connection with proxy proposals requiring case-by-case consideration (except in cases in which the Proxy Group has previously provided the Proxy Coordinator with standing instructions to vote in accordance with the Agent's recommendation), the Proxy Coordinator will call a meeting of the Proxy Group (as described below).

       Responsibilities assigned herein to the Proxy Coordinator, or activities in support thereof, may be performed by such members of the Proxy Group or employees of the Advisers' affiliates as are deemed appropriate by the Proxy Group.

       Unless specified otherwise, information provided to the Proxy Coordinator in connection with duties of the parties described herein shall be deemed delivered to the Advisers.

       B.   Agent

       An independent proxy voting service (the "Agent"), as approved by the Board of each Fund, shall be engaged to assist in the voting of Fund proxies for publicly traded securities through the provision of vote analysis, implementation, recordkeeping and disclosure services. The Agent is Institutional Shareholder Services, Inc. The Agent is responsible for coordinating with the Funds' custodians to ensure that all proxy materials received by the custodians relating to the portfolio securities are processed in a timely fashion. To the extent applicable, the Agent is required to vote and/or refer all proxies in accordance with these Adviser Procedures. The Agent will retain a record of all proxy votes handled by the Agent. Such record must reflect all the information required to be disclosed in a Fund's Form N-PX pursuant to Rule 30b1-4 under the Investment Company Act. In addition, the Agent is responsible for maintaining copies of all proxy statements received by issuers and to promptly provide such materials to the Adviser upon request.

       The Agent shall be instructed to vote all proxies in accordance with a Fund's Guidelines, except as otherwise instructed through the Proxy Coordinator by the Adviser's Proxy Group or a Fund's Valuation, Proxy and Brokerage Committee ("Committee").

       The Agent shall be instructed to obtain all proxies from the Funds' custodians and to review each proxy proposal against the Guidelines. The Agent also shall be requested to call the Proxy Coordinator's attention to specific proxy proposals that although governed by the Guidelines appear to involve unusual or controversial issues.

       Subject to the oversight of the Advisers, the Agent shall establish and maintain adequate internal controls and policies in connection with the provision of proxy voting services voting to the Advisers, including methods to reasonably ensure that its analysis and recommendations are not influenced by conflict of interest, and shall disclose such controls and policies to the Advisers when and as provided for herein. Unless otherwise specified, references herein to recommendations of the Agent shall refer to those in which no conflict of interest has been identified.

       C.   Proxy Group

       The Adviser shall establish a Proxy Group (the "Group" or "Proxy Group") which shall assist in the review of the Agent's recommendations when a proxy voting issue is referred to the Group through the Proxy Coordinator. The members of the Proxy Group, which may include employees of the Advisers' affiliates, are identified in Appendix 1, as may be amended from time at the Advisers' discretion.

       A minimum of four (4) members of the Proxy Group (or three (3) if one member of the quorum is either the Fund's Chief Investment Risk Officer or Chief Financial Officer) shall constitute a quorum for purposes of taking action at any meeting of the Group. The vote of a simple majority of the members present and voting shall determine any matter submitted to a vote. Tie votes shall be broken by securing the vote of members not present at the meeting; provided, however, that the Proxy Coordinator shall ensure compliance with all applicable voting and conflict of interest procedures and shall use best efforts to secure votes from all or as many absent members as may reasonably be accomplished. The Proxy Group may meet in person or by telephone. The Proxy Group also may take action via electronic mail in lieu of a meeting, provided that each Group member has received a copy of any relevant electronic mail transmissions circulated by each other participating Group member prior to voting and provided that the Proxy Coordinator follows the directions of a majority of a quorum (as defined above) responding via electronic mail. For all votes taken in person or by telephone or teleconference, the vote shall be taken outside the presence of any person other than the members of the Proxy Group and such other persons whose attendance may be deemed appropriate by the Proxy Group from time to time in furtherance of its duties or the day-to-day administration of the Funds. In its discretion, the Proxy Group may provide the Proxy Coordinator with standing instructions to perform responsibilities assigned herein to the Proxy Group, or activities in support thereof, on its behalf, provided that such instructions do not contravene any requirements of these Adviser Procedures or a Fund's Procedures and Guidelines.

       A meeting of the Proxy Group will be held whenever (1) the Proxy Coordinator receives a recommendation from an Investment Professional to vote a Fund's proxy contrary to the Procedures and Guidelines, or the recommendation of the Agent, where applicable, (2) the Agent has made no recommendation with respect to a vote on a proposal, or (3) a matter requires case-by-case consideration, including those in which the Agent's recommendation is deemed to be conflicted as provided for under these Adviser Procedures, provided that, if the Proxy Group has previously provided the Proxy Coordinator with standing instructions to vote in accordance with the Agent's recommendation and no issue of conflict must be considered, the Proxy Coordinator may implement the instructions without calling a meeting of the Proxy Group.

       For each proposal referred to the Proxy Group, it will review (1) the relevant Procedures and Guidelines, (2) the recommendation of the Agent, if any, (3) the recommendation of the Investment Professional(s), if any, and (4) any other resources that any member of the Proxy Group deems appropriate to aid in a determination of a recommendation.

       If the Proxy Group recommends that a Fund vote in accordance with the Procedures and Guidelines, or the recommendation of the Agent, where applicable, it shall instruct the Proxy Coordinator to so advise the Agent.

       If the Proxy Group recommends that a Fund vote contrary to the Procedures and Guidelines, or the recommendation of the Agent, where applicable, or if the Agent's recommendation on a matter requiring case-by-case consideration is deemed to be conflicted, it shall follow the procedures for such voting as established by a Fund's Board.

       The Proxy Coordinator shall use best efforts to convene the Proxy Group with respect to all matters requiring its consideration. In the event quorum requirements cannot be timely met in connection with to a voting deadline, the Proxy Coordinator shall follow the procedures for such voting as established by a Fund's Board.

       D.   Investment Professionals

       The Funds' Advisers, sub-advisers and/or portfolio managers (each referred to herein as an "Investment Professional" and collectively, "Investment Professionals") may submit, or be asked to submit, a recommendation to the Proxy Group regarding the voting of proxies related to the portfolio securities over which they have day-to-day portfolio management responsibility. The Investment Professionals may accompany their recommendation with any other research materials that they deem appropriate or with a request that lending activity with respect to the relevant security be reviewed, such requests to be timely considered by the Proxy Group.

III.   VOTING PROCEDURES

       A. In all cases, the Adviser shall follow the voting procedures as set forth in the Procedures and Guidelines of the Fund on whose behalf the Adviser is exercising delegated authority to vote.

       B.   Routine Matters

       The Agent shall be instructed to submit a vote in accordance with the Guidelines where such Guidelines provide a clear "For", "Against," "Withhold" or "Abstain" on a proposal. However, the Agent shall be directed to refer any proxy proposal to the Proxy Coordinator for instructions as if it were a matter requiring case-by-case consideration under circumstances where the application of the Guidelines is unclear, it appears to involve unusual or controversial issues, or an Investment Professional recommends a vote contrary to the Guidelines.

       C.   Matters Requiring Case-by-Case Consideration

       The Agent shall be directed to refer proxy proposals accompanied by its written analysis and voting recommendation to the Proxy Coordinator where the Guidelines have noted "case-by-case" consideration.

       Upon receipt of a referral from the Agent, the Proxy Coordinator may solicit additional research from the Agent, Investment Professional(s), as well as from any other source or service.

       Except in cases in which the Proxy Group has previously provided the Proxy Coordinator with standing instructions to vote in accordance with the Agent's recommendation, the Proxy Coordinator will forward the Agent's analysis and recommendation and/or any research obtained from the Investment Professional(s), the Agent or any other source to the Proxy Group. The Proxy Group may consult with the Agent and/or Investment Professional(s), as it deems necessary.

            1. WITHIN-GUIDELINES VOTES: Votes in Accordance with a Fund's Guidelines and/or, where applicable, Agent Recommendation

            In the event the Proxy Group, and where applicable, any Investment Professional participating in the voting process, recommend a vote Within Guidelines, the Proxy Group will instruct the Agent, through the Proxy Coordinator, to vote in this manner. No Conflicts Report (as such term is defined herein) is required in connection with Within-Guidelines Votes.

            2.   NON-VOTES: Votes in Which No Action is Taken

            The Proxy Group may recommend that a Fund refrain from voting under the following circumstances: (1) if the economic effect on shareholders' interests or the value of the portfolio holding is indeterminable or insignificant, E.G., proxies in connection with securities no longer held in the portfolio of an ING Fund or proxies being considered on behalf of a Fund that is no longer in existence; or (2) if the cost of voting a proxy outweighs the benefits, E.G., certain international proxies, particularly in cases in which share blocking practices may impose trading restrictions on the relevant portfolio security. In such instances, the Proxy Group may instruct the Agent, through the Proxy Coordinator, not to vote such proxy. The Proxy Group may provide the Proxy Coordinator with standing instructions on parameters that would dictate a Non-Vote without the Proxy Group's review of a specific proxy. It is noted a Non-Vote determination would generally not be made in connection with voting rights received pursuant to class action participation; while a Fund may no longer hold the security, a continuing economic effect on shareholders' interests is likely.

            Reasonable efforts shall be made to secure and vote all other proxies for the Funds, but, particularly in markets in which shareholders' rights are limited, Non-Votes may also occur in connection with a Fund's related inability to timely access ballots or other proxy information in connection with its portfolio securities.

            Non-Votes may also result in certain cases in which the Agent's recommendation has been deemed to be conflicted, as provided for in the Funds' Procedures.

            3. OUT-OF-GUIDELINES VOTES: Votes Contrary to Procedures and Guidelines, or Agent Recommendation, where applicable, Where No Recommendation is Provided by Agent, or Where Agent's Recommendation is Conflicted

            If the Proxy Group recommends that a Fund vote contrary to the Procedures and Guidelines, or the recommendation of the Agent, where applicable, if the Agent has made no recommendation on a matter requiring case-by-case consideration and the Procedures and Guidelines are silent, or the Agent's recommendation on a matter requiring case-by-case consideration is deemed to be conflicted as provided for under these Adviser Procedures, the Proxy Coordinator will then implement the procedures for handling such votes as adopted by the Fund's Board.

            4. The Proxy Coordinator will maintain a record of all proxy questions that have been referred to a Fund's Valuation, Proxy and Brokerage Committee, all applicable recommendations, analysis, research and Conflicts Reports.

IV.    ASSESSMENT OF THE AGENT AND CONFLICTS OF INTEREST

In furtherance of the Advisers' fiduciary duty to the Funds and their beneficial owners, the Advisers shall establish the following:

       A.   Assessment of the Agent

            The Advisers shall establish that the Agent (1) is independent from the Advisers, (2) has resources that indicate it can competently provide analysis of proxy issues and (3) can make recommendations in an impartial manner and in the best interests of the Funds and their beneficial owners. The Advisers shall utilize, and the Agent shall comply with, such methods for establishing the foregoing as the Advisers may deem reasonably appropriate and shall do not less than annually as well as prior to engaging the services of any new proxy service. The Agent shall also notify the Advisers in writing within fifteen (15) calendar days of any material change to information previously provided to an Adviser in connection with establishing the Agent's independence, competence or impartiality.

            Information provided in connection with assessment of the Agent shall be forwarded to a member of the mutual funds practice group of ING US Legal Services ("Counsel") for review. Counsel shall review such information and advise the Proxy Coordinator as to whether a material concern exists and if so, determine the most appropriate course of action to eliminate such concern.

       B.   Conflicts of Interest

            The Advisers shall establish and maintain procedures to identify and address conflicts that may arise from time to time concerning the Agent. Upon the Advisers' request, which shall be not less than annually, and within fifteen (15) calendar days of any material change to such information previously provided to an Adviser, the Agent shall provide the Advisers with such information as the Advisers deem reasonable and appropriate for use in determining material relationships of the Agent that may pose a conflict of interest with respect to the Agent's proxy analysis or recommendations. The Proxy Coordinator shall forward all such information to Counsel for review. Counsel shall review such information and provide the Proxy Coordinator with a brief statement regarding whether or not a material conflict of interest is present. Matters as to which a material conflict of interest is deemed to be present shall be handled as provided in the Fund's Procedures and Guidelines.

            In connection with their participation in the voting process for portfolio securities, each member of the Proxy Group, and each Investment Professional participating in the voting process, must act solely in the best interests of the beneficial owners of the applicable Fund. The members of the Proxy Group may not subordinate the interests of the Fund's beneficial owners to unrelated objectives, including taking steps to reasonably insulate the voting process from any conflict of interest that may exist in connection with the Agent's services or utilization thereof.

            For all matters for which the Proxy Group recommends an Out-of-Guidelines Vote, the Proxy Coordinator will implement the procedures for handling such votes as adopted by the Fund's Board, including completion of such Conflicts Reports as may be required under the Fund's Procedures. Completed Conflicts Reports shall be provided to the Proxy Coordinator within two (2) business days. Such Conflicts Report should describe any known conflicts of either a business or personal nature, and set forth any contacts with respect to the referral item with non-investment personnel in its organization or with outside parties (except for routine communications from proxy solicitors). The Conflicts Report should also include written confirmation that any recommendation from an Investment Professional provided in connection with an Out-of-Guidelines Vote or under circumstances where a conflict of interest exists was made solely on the investment merits and without regard to any other consideration.

            The Proxy Coordinator shall forward all Conflicts Reports to Counsel for review. Counsel shall review each report and provide the Proxy Coordinator with a brief statement regarding whether or not a material conflict of interest is present. Matters as to which a material conflict of interest is deemed to be present shall be handled as provided in the Fund's Procedures and Guidelines.

V.     REPORTING AND RECORD RETENTION

The Adviser shall maintain the records required by Rule 204-2(c)(2), as may be amended from time to time, including the following: (1) A copy of each proxy statement received regarding a Fund's portfolio securities. Such proxy statements received from issuers are available either in the SEC's EDGAR database or are kept by the Agent and are available upon request. (2) A record of each vote cast on behalf of a Fund. (3) A copy of any document created by the Adviser that was material to making a decision how to vote a proxy, or that memorializes the basis for that decision. (4) A copy of written requests for Fund proxy voting information and any written response thereto or to any oral request for information on how the Adviser voted proxies on behalf of a Fund. All proxy voting materials and supporting documentation will be retained for a minimum of six (6) years.

                                   APPENDIX 1
                                     TO THE
                        ADVISERS' PROXY VOTING PROCEDURES

PROXY GROUP FOR REGISTERED INVESTMENT COMPANY CLIENTS OF ING INVESTMENTS, LLC, DIRECTED SERVICES, INC. AND ING LIFE INSURANCE AND ANNUITY COMPANY:

          NAME                                        TITLE OR AFFILIATION
Stanley D. Vyner            Chief Investment Risk Officer and Executive Vice President, ING
                            Investments, LLC

Todd Modic                  Senior Vice President, ING Funds Services, LLC and ING Investments, LLC;
                            and Chief Financial Officer of the ING Funds

Maria Anderson              Vice President of Fund Compliance, ING Funds Services, LLC

Karla J. Bos                Proxy Coordinator for the ING Funds and Manager - Special Projects, ING
                            Funds Services, LLC

Julius Drelick              Head of Product Strategy, ING Funds Services, LLC

Theresa K. Kelety, Esq.     Counsel, ING Americas US Legal Services

Steve Wastek, Esq.          Counsel, ING Americas US Legal Services


Effective as of May 27, 2005

                                    EXHIBIT 3
                                     TO THE
                                    ING FUNDS
                             PROXY VOTING PROCEDURES

                                   ----------

                    PROXY VOTING GUIDELINES OF THE ING FUNDS

                                   ----------

I.     INTRODUCTION

The following is a statement of the Proxy Voting Guidelines ("Guidelines") that have been adopted by the respective Boards of Directors or Trustees of each Fund. Unless otherwise provided for herein, any defined term used herein shall have the meaning assigned to it in the Funds' and Advisers' Proxy Voting Procedures (the "Procedures").

Proxies must be voted in the best interest of the Fund(s). The Guidelines summarize the Funds' positions on various issues of concern to investors, and give a general indication of how Fund portfolio securities will be voted on proposals dealing with particular issues. The Guidelines are not exhaustive and do not include all potential voting issues.

The Advisers, in exercising their delegated authority, will abide by the Guidelines as outlined below with regard to the voting of proxies except as otherwise provided in the Procedures. In voting proxies, the Advisers are guided by general fiduciary principles. Each must act prudently, solely in the interest of the beneficial owners of the Funds it manages. The Advisers will not subordinate the interest of beneficial owners to unrelated objectives. Each Adviser will vote proxies in the manner that it believes will do the most to maximize shareholder value.

II.    GUIDELINES

The following Guidelines are grouped according to the types of proposals generally presented to shareholders of U.S. issuers: Board of Directors, Proxy Contests, Auditors, Proxy Contest Defenses, Tender Offer Defenses, Miscellaneous, Capital Structure, Executive and Director Compensation, State of Incorporation, Mergers and Corporate Restructurings, Mutual Fund Proxies and Social and Environmental Issues. An additional section addresses proposals most frequently found in global proxies.

GENERAL POLICIES

These Guidelines apply to securities of publicly traded companies and to those of privately held companies if publicly available disclosure permits such application. All matters for which such disclosure is not available shall be considered CASE-BY-CASE.

It shall generally be the policy of the Funds to take no action on a proxy for which no Fund holds a position or otherwise maintains an economic interest in the relevant security at the time the vote is to be cast.

In all cases receiving CASE-BY-CASE consideration, including cases not specifically provided for under these Guidelines, unless otherwise provided for under these Guidelines, it shall generally be the policy of the Funds to vote in accordance with the recommendation provided by the Funds' Agent, Institutional Shareholder Services, Inc.

Unless otherwise provided for herein, it shall generally be the policy of the Funds to vote in accordance with the Agent's recommendation in cases in which such recommendation aligns with the recommendation of the relevant issuer's management. However, this policy shall not apply to CASE-BY-CASE proposals for which a contrary recommendation from the Investment Professional for the relevant Fund has been received and is to be utilized, provided that incorporation of any such recommendation shall be subject to the conflict of interest review process required under the Procedures.

Recommendations from the Investment Professionals, while not required under the Procedures, are likely to be considered with respect to proxies for private equity securities and/or proposals related to merger transactions/corporate restructurings, proxy contests related to takeover bids/contested business combinations, or unusual or controversial issues. Such input shall be given primary consideration with respect to CASE-BY-CASE proposals being considered on behalf of the relevant Fund.

The foregoing policies may be overridden in any case as provided for in the Procedures. Similarly, the Procedures provide that proposals whose Guidelines prescribe a firm voting position may instead be considered on a CASE-BY-CASE basis in cases in which unusual or controversial circumstances so dictate.

Interpretation and application of these Guidelines is not intended to supersede any law, regulation, binding agreement or other legal requirement to which an issuer may be or become subject. No proposal shall be supported whose implementation would contravene such requirements.

1.     THE BOARD OF DIRECTORS

VOTING ON DIRECTOR NOMINEES IN UNCONTESTED ELECTIONS

Unless otherwise provided for herein, the Agent's standards with respect to determining director independence shall apply. These standards generally provide that, to be considered completely independent, a director shall have no material connection to the company other than the board seat.

Agreement with the Agent's independence standards shall not dictate that a Fund's vote shall be cast according to the Agent's corresponding recommendation. Votes on director nominees not subject to specific policies described herein should be made on a CASE-BY-CASE basis.

In any cases in which application of the policies described herein would result in withholding votes from the majority of independent outside directors sitting on a board, or removal of such directors would negatively impact majority board independence, consider such independent outside director nominees on a CASE-BY-CASE basis.

WITHHOLD votes from a nominee who, during both of the most recent two years, attended less than 75 percent of the board and committee meetings without a valid reason for the absences. DO NOT WITHHOLD votes in connection with attendance issues for nominees who have served on the board for less than the two most recent years.

WITHHOLD votes from a nominee in connection with poison pill considerations (E.G., failure to remove restrictive features or ensure expiration or submission to shareholders for vote) only in cases for which culpability for implementation or renewal of the pill in such form can be specifically attributed to the nominee.

Provided that a nominee served on the board during the relevant time period, WITHHOLD votes from a nominee who has failed to implement a shareholder proposal that was approved by (1) a majority of the issuer's shares outstanding (most recent annual meeting) or (2) a majority of the votes cast for two consecutive years. However, in the case of shareholder proposals seeking shareholder ratification of a poison pill, generally DO NOT WITHHOLD votes from a nominee in such cases if the company has already implemented a policy that should reasonably prevent abusive use of the pill.

If a nominee has not acted upon WITHHOLD votes representing a majority of the votes cast at the previous annual meeting, consider such nominee on a CASE-BY-CASE basis.

WITHHOLD votes from inside directors or affiliated outside directors who sit on the audit committee.

DO NOT WITHHOLD votes from inside directors or affiliated outside directors who sit on the nominating or compensation committee, provided that such committee meets the applicable independence requirements of the relevant listing exchange. However, consider such nominees on a CASE-BY-CASE basis if the committee is majority insider-controlled.

DO NOT WITHHOLD votes from inside directors or affiliated outside directors if the full board serves as the compensation or nominating committee OR has not created one or both committees, provided that the issuer is in compliance with all provisions of the listing exchange in connection with performance of relevant functions (E.G., performance of relevant functions by a majority of independent directors in lieu of the formation of a separate committee).

In cases in which the Agent has identified a "pay for performance disconnect", generally DO NOT WITHHOLD support from nominees who sit on the compensation committee or from the pay package recipient. If the Agent has raised other considerations regarding compensation practices, consider on a CASE-BY-CASE basis nominees who sit on the compensation committee and served during the relevant time period, but DO NOT WITHHOLD votes for this reason from the pay package recipient if also sitting for election but not a compensation committee member.

Generally, vote FOR independent outside director nominees serving on the audit committee, but if total non-audit fees exceed the total of audit fees, audit-related fees and tax compliance and preparation fees, do vote AGAINST auditor ratification if concerns exist regarding such fees, E.G., that remuneration for the non-audit work is so lucrative as to taint the auditor's independence or is excessive in connection with the level and type of services provided.

It shall generally be the policy of the Funds that a board should be majority independent and therefore to consider inside director or affiliated outside director nominees in cases in which the full board is not majority independent on a CASE-BY-CASE basis, excluding any non-voting director (E.G., director emeritus or advisory director) in calculations with respect to majority board independence. When conditions contributing to a lack of majority independence remain substantially similar to those in the previous year, it shall generally be the policy of the Funds to WITHHOLD or vote FOR nominees in a manner consistent with votes cast by the Fund(s) in the previous year.

Generally vote FOR nominees who sit on up to (and including) seven public company boards unless (1) other concerns requiring CASE-BY-CASE consideration have been raised, or (2) the nominee is also CEO of a public company, in which case the public company board threshold shall be four, above which the nominee shall be considered on a CASE-BY-CASE basis.

PROPOSALS REGARDING BOARD COMPOSITION OR BOARD SERVICE

Generally, vote AGAINST shareholder proposals to impose new board structures or policies, including those requiring that the positions of chairman and CEO be held separately, except consider such proposals on a CASE-BY-CASE basis if the board is not majority independent or pervasive corporate governance concerns have been identified. Generally, except as otherwise provided for herein, vote FOR management proposals to adopt or amend board structures or policies, except consider such proposals on a CASE-BY-CASE basis if the board is not majority independent, pervasive corporate governance concerns have been identified, or the proposal may result in a material reduction in shareholders' rights. Generally, vote AGAINST shareholder proposals asking that more than a simple majority of directors be independent.
Generally, vote AGAINST shareholder proposals asking that board compensation and/or nominating committees be composed exclusively of independent directors. Generally, vote AGAINST shareholder proposals to limit the number of public company boards on which a director may serve.

Generally, vote AGAINST shareholder proposals that seek to redefine director independence or directors' specific roles (E.G., responsibilities of the lead director).
Generally, vote AGAINST shareholder proposals requesting creation of additional board committees or offices, except as otherwise provided for herein.
Generally, vote FOR shareholder proposals that seek creation of an audit, compensation or nominating committee of the board, unless the committee in question is already in existence or the issuer has availed itself of an applicable exemption of the listing exchange (E.G., performance of relevant functions by a majority of independent directors in lieu of the formation of a separate committee).
Generally, vote AGAINST shareholder proposals to limit the tenure of outside directors.
Generally, vote AGAINST shareholder proposals to impose a mandatory retirement age for outside directors unless the proposal seeks to relax existing standards, but generally DO NOT VOTE AGAINST management proposals seeking to establish a retirement age for directors.

STOCK OWNERSHIP REQUIREMENTS

Generally, vote AGAINST shareholder proposals requiring directors to own a minimum amount of company stock in order to qualify as a director or to remain on the board.

DIRECTOR AND OFFICER INDEMNIFICATION AND LIABILITY PROTECTION

Proposals on director and officer indemnification and liability protection should be evaluated on a CASE-BY-CASE basis, using Delaware law as the standard. Vote AGAINST proposals to limit or eliminate entirely directors' and officers' liability for monetary damages for violating the duty of care. Vote AGAINST indemnification proposals that would expand coverage beyond just legal expenses to acts, such as negligence, that are more serious violations of fiduciary obligation than mere carelessness. Vote FOR only those proposals providing such expanded coverage in cases when a director's or officer's legal defense was unsuccessful if:
     (1) The director was found to have acted in good faith and in a manner that he reasonably believed was in the best interests of the company, and
     (2)  Only if the director's legal expenses would be covered.

2.     PROXY CONTESTS

These proposals should generally be analyzed on a CASE-BY-CASE basis. Input from the Investment Professional(s) for a given Fund shall be given primary consideration with respect to proposals in connection with proxy contests related to takeover bids or other contested business combinations being considered on behalf of that Fund.

VOTING FOR DIRECTOR NOMINEES IN CONTESTED ELECTIONS

Votes in a contested election of directors must be evaluated on a CASE-BY-CASE basis.

REIMBURSE PROXY SOLICITATION EXPENSES

Voting to reimburse proxy solicitation expenses should be analyzed on a CASE-BY-CASE basis.

3.     AUDITORS

RATIFYING AUDITORS

Generally, except in cases of high non-audit fees, vote FOR management proposals to ratify auditors. If total non-audit fees exceed the total of audit fees, audit-related fees and tax compliance and preparation fees, consider on a CASE-BY-CASE basis, voting AGAINST management proposals to ratify auditors in cases in which concerns exist that remuneration for the non-audit work is so lucrative as to taint the auditor's independence. If such concerns exist or an issuer has a history of questionable accounting practices, also vote FOR shareholder proposals asking the issuer to present its auditor annually for ratification, but in other cases generally vote AGAINST.

AUDITOR INDEPENDENCE

Generally, vote AGAINST shareholder proposals asking companies to prohibit their auditors from engaging in non-audit services (or capping the level of non-audit services).

AUDIT FIRM ROTATION:

Generally, vote AGAINST shareholder proposals asking for mandatory audit firm rotation.

4.     PROXY CONTEST DEFENSES

BOARD STRUCTURE: STAGGERED VS. ANNUAL ELECTIONS

Generally, vote AGAINST proposals to classify the board.
Generally, vote FOR proposals to repeal classified boards and to elect all directors annually.

SHAREHOLDER ABILITY TO REMOVE DIRECTORS

Generally, vote AGAINST proposals that provide that directors may be removed only for cause.
Generally, vote FOR proposals to restore shareholder ability to remove directors with or without cause.
Generally, vote AGAINST proposals that provide that only continuing directors may elect replacements to fill board vacancies.
Generally, vote FOR proposals that permit shareholders to elect directors to fill board vacancies.

CUMULATIVE VOTING

Unless the company maintains a classified board of directors, generally, vote FOR management proposals to eliminate cumulative voting.
In cases in which the company maintains a classified board of directors, generally vote FOR shareholder proposals to restore or permit cumulative voting.

TIME-PHASED VOTING

Generally, vote AGAINST proposals to implement, and FOR proposals to eliminate, time-phased or other forms of voting that do not promote a one share, one vote standard.

SHAREHOLDER ABILITY TO CALL SPECIAL MEETINGS

Generally, vote AGAINST proposals to restrict or prohibit shareholder ability to call special meetings.
Generally, vote FOR proposals that remove restrictions on the right of shareholders to act independently of management.

SHAREHOLDER ABILITY TO ACT BY WRITTEN CONSENT

Generally, vote AGAINST proposals to restrict or prohibit shareholder ability to take action by written consent.
Generally, vote FOR proposals to allow or make easier shareholder action by written consent.

SHAREHOLDER ABILITY TO ALTER THE SIZE OF THE BOARD

Review on a CASE-BY-CASE basis proposals that seek to fix the size of the board. Review on a CASE-BY-CASE basis proposals that give management the ability to alter the size of the board without shareholder approval.

5.     TENDER OFFER DEFENSES

POISON PILLS

Generally, vote FOR shareholder proposals that ask a company to submit its poison pill for shareholder ratification, or to redeem its pill in lieu thereof, unless (1) shareholders have approved adoption of the plan, (2) a policy has already been implemented by the company that should reasonably prevent abusive use of the pill, or (3) the board had determined that it was in the best interest of shareholders to adopt a pill without delay, provided that such plan would be put to shareholder vote within twelve months of adoption or expire, and if not approved by a majority of the votes cast, would immediately terminate.

Review on a CASE-BY-CASE basis shareholder proposals to redeem a company's poison pill.
Review on a CASE-BY-CASE basis management proposals to ratify a poison pill.

FAIR PRICE PROVISIONS

Vote proposals to adopt fair price provisions on a CASE-BY-CASE basis. Generally, vote AGAINST fair price provisions with shareholder vote requirements greater than a majority of disinterested shares.

GREENMAIL

Generally, vote FOR proposals to adopt antigreenmail charter or bylaw amendments or otherwise restrict a company's ability to make greenmail payments.
Review on a CASE-BY-CASE basis antigreenmail proposals when they are bundled with other charter or bylaw amendments.

PALE GREENMAIL

Review on a CASE-BY-CASE basis restructuring plans that involve the payment of pale greenmail.

UNEQUAL VOTING RIGHTS

Generally, vote AGAINST dual-class exchange offers.
Generally, vote AGAINST dual-class recapitalizations.

SUPERMAJORITY SHAREHOLDER VOTE REQUIREMENT TO AMEND THE CHARTER OR BYLAWS

Generally, vote AGAINST management proposals to require a supermajority shareholder vote to approve charter and bylaw amendments.
Generally, vote FOR shareholder proposals to lower supermajority shareholder vote requirements for charter and bylaw amendments, unless the proposal also asks the issuer to mount a solicitation campaign or similar form of comprehensive commitment to obtain passage of the proposal.

SUPERMAJORITY SHAREHOLDER VOTE REQUIREMENT TO APPROVE MERGERS

Generally, vote AGAINST management proposals to require a supermajority shareholder vote to approve mergers and other significant business combinations. Generally, vote FOR shareholder proposals to lower supermajority shareholder vote requirements for mergers and other significant business combinations.

WHITE SQUIRE PLACEMENTS

Generally, vote FOR shareholder proposals to require approval of blank check preferred stock issues for other than general corporate purposes.

AMENDMENTS TO CORPORATE DOCUMENTS

Unless recommended by the Agent or Investment Professional as a condition to a major transaction such as a merger, generally, vote AGAINST proposals seeking to remove shareholder approval requirements by (1) moving article provisions to portions of the charter not requiring shareholder approval or (2) in corporate structures such as holding companies, removing provisions in an active subsidiary's charter that provide voting rights to parent company shareholders. This policy would also generally apply to proposals seeking approval of corporate agreements or amendments to such agreements that the Agent recommends AGAINST because a similar reduction in shareholder rights is requested. Generally, vote AGAINST proposals for charter amendments that may support board entrenchment, particularly if the proposal is bundled or the board is classified.
Generally, vote FOR proposals seeking charter or bylaw amendments to remove anti-takeover provisions.

6.     MISCELLANEOUS

CONFIDENTIAL VOTING

Generally, vote FOR shareholder proposals that request companies to adopt confidential voting, use independent tabulators, and use independent inspectors of election as long as the proposals include clauses for proxy contests as follows:

    - In the case of a contested election, management should be permitted to request that the dissident group honor its confidential voting policy.
    -  If the dissidents agree, the policy remains in place.
    - If the dissidents do not agree, the confidential voting policy is waived. Generally, vote FOR management proposals to adopt confidential voting.

OPEN ACCESS

Consider on a CASE-BY-CASE basis shareholder proposals seeking open access to management's proxy material in order to nominate their own candidates to the board.

MAJORITY VOTING STANDARD

Generally, vote FOR management proposals and AGAINST shareholder proposals seeking election of directors by the affirmative vote of the majority of votes cast in connection with a meeting of shareholders. For issuers with a history of board malfeasance, consider such shareholder proposals on a CASE-BY-CASE basis.

BUNDLED PROPOSALS

Review on a CASE-BY-CASE basis bundled or "conditioned" proxy proposals.

SHAREHOLDER ADVISORY COMMITTEES

Review on a CASE-BY-CASE basis proposals to establish a shareholder advisory committee.

OTHER BUSINESS

In connection with proxies of U.S. issuers, generally vote FOR management proposals for Other Business, except in connection with a proxy contest in which a Fund is not voting in support of management.

QUORUM REQUIREMENTS

Review on a CASE-BY-CASE basis proposals to lower quorum requirements for shareholder meetings below a majority of the shares outstanding.

7.     CAPITAL STRUCTURE

Analyze on a CASE-BY-CASE basis.

COMMON STOCK AUTHORIZATION

Review proposals to increase the number of shares of common stock authorized for issue on a CASE-BY-CASE basis. Except where otherwise indicated, the Agent's proprietary approach, utilizing quantitative criteria (E.G., dilution, peer group comparison, company performance and history) to determine appropriate thresholds and, for requests marginally above such allowable threshold, a qualitative review (E.G., rationale and prudent historical usage), will generally be utilized in evaluating such proposals.
    - Generally vote FOR proposals to authorize capital increases within the Agent's allowable thresholds or those in excess but meeting Agent's qualitative standards, but consider on a

       CASE-BY-CASE basis those requests failing the Agent's review for proposals in connection with which a contrary recommendation from the Investment Professional(s) has been received and is to be utilized.
    - Generally vote FOR proposals to authorize capital increases within the Agent's allowable thresholds or those in excess but meeting Agent's qualitative standards, unless the company states that the stock may be used as a takeover defense. In those cases, consider on a CASE-BY-CASE basis if a contrary recommendation from the Investment Professional(s) has been received and is to be utilized.
    - Generally vote FOR proposals to authorize capital increases exceeding the Agent's thresholds when a company's shares are in danger of being delisted or if a company's ability to continue to operate as a going concern is uncertain.

Generally, vote AGAINST proposals to increase the number of authorized shares of the class of stock that has superior voting rights in companies that have dual-class capitalization structures, but consider CASE-BY-CASE if bundled with favorable proposal(s) or if approval of such proposal(s) is a condition of such favorable proposal(s).
Generally, vote FOR shareholder proposals to eliminate dual class capital structures with unequal voting rights in cases in which the relevant Fund owns the class with inferior voting rights, but generally vote AGAINST such proposals in cases in which the relevant Fund owns the class with superior voting rights, and consider CASE-BY-CASE if bundled with favorable proposal(s) or if approval of such proposal(s) is a condition of such favorable proposal(s).

STOCK DISTRIBUTIONS: SPLITS AND DIVIDENDS

Generally, vote FOR management proposals to increase common share authorization for a stock split, provided that the increase in authorized shares falls within the Agent's allowable thresholds, but consider on a CASE-BY-CASE basis those proposals exceeding the Agent's threshold for proposals in connection with which a contrary recommendation from the Investment Professional(s) has been received and is to be utilized.

REVERSE STOCK SPLITS

Consider on a CASE-BY-CASE basis management proposals to implement a reverse stock split.

PREFERRED STOCK

Generally, vote AGAINST proposals authorizing the issuance of preferred stock or creation of new classes of preferred stock with unspecified voting, conversion, dividend distribution, and other rights ("blank check" preferred stock), but vote FOR if the Agent or an Investment Professional so recommends because the issuance is required to effect a merger or acquisition proposal.
Generally, vote FOR proposals to issue or create blank check preferred stock in cases when the company expressly states that the stock will not be used as a takeover defense. Generally vote AGAINST in cases where the company expressly states that, or fails to disclose whether, the stock may be used as a takeover defense, but vote FOR if the Agent or an Investment Professional so recommends because the issuance is required to effect a merger or acquisition proposal.

Generally, vote FOR proposals to authorize or issue preferred stock in cases where the company specifies the voting, dividend, conversion, and other rights of such stock and the terms of the preferred stock appear reasonable.
Vote CASE-BY-CASE on proposals to increase the number of blank check preferred shares after analyzing the number of preferred shares available for issue given a company's industry and performance in terms of shareholder returns.

SHAREHOLDER PROPOSALS REGARDING BLANK CHECK PREFERRED STOCK

Generally, vote FOR shareholder proposals to have blank check preferred stock placements, other than those shares issued for the purpose of raising capital or making acquisitions in the normal course of business, submitted for shareholder ratification.

ADJUSTMENTS TO PAR VALUE OF COMMON STOCK

Generally, vote FOR management proposals to reduce the par value of common stock.

PREEMPTIVE RIGHTS

Review on a CASE-BY-CASE basis shareholder proposals that seek preemptive rights or management proposals that seek to eliminate them. In evaluating proposals on preemptive rights, consider the size of a company and the characteristics of its shareholder base.

DEBT RESTRUCTURINGS

Review on a CASE-BY-CASE basis proposals to increase common and/or preferred shares and to issue shares as part of a debt restructuring plan.

SHARE REPURCHASE PROGRAMS

Generally, vote FOR management proposals to institute open-market share repurchase plans in which all shareholders may participate on equal terms. Generally, vote FOR management proposals to cancel repurchased shares.

TRACKING STOCK

Votes on the creation of tracking stock are determined on a CASE-BY-CASE basis.

8.     EXECUTIVE AND DIRECTOR COMPENSATION

Unless otherwise provided for herein, votes with respect to compensation and employee benefit plans should be determined on a CASE-BY-CASE basis, with voting decisions generally based on the Agent's quantitative approach to evaluating such plans, which includes determination of costs and comparison to an allowable cap.
    - Generally, vote in accordance with the Agent's recommendations FOR equity-based plans with costs within such cap and AGAINST those with costs in excess of it.
    - Consider plans CASE-BY-CASE if Agent suggests cost assessment may not be possible due to the issuer's method of disclosing shares allocated to the plan(s).
    - Generally, vote FOR plans with costs within the cap if the considerations raised by the Agent pertain solely to equity compensation burn rate or pay for performance.

    -  Generally, vote AGAINST plans administered by potential grant recipients.
    - Consider plans CASE-BY-CASE if the Agent raises other considerations not otherwise provided for herein.

RESTRICTED STOCK PLANS

Consider proposals for restricted stock plans, or the issuance of shares in connection with such plans, on a CASE-BY-CASE basis, considering factors such as level of disclosure and adequacy of vesting or performance requirements. Plans that do not meet the Agent's criteria in this regard may be supported, but vote AGAINST if disclosure is provided regarding neither vesting nor performance requirements.

MANAGEMENT PROPOSALS SEEKING APPROVAL TO REPRICE OPTIONS

Review on a CASE-BY-CASE basis management proposals seeking approval to reprice/replace options, considering rationale, historic trading patterns, value-for-value exchange, participation limits, vesting periods and replacement option terms. Generally, vote FOR proposals that meet the Agent's criteria for acceptable repricing/replacement transactions, except that burn rate considerations raised by the Agent shall not be grounds for withholding support. Vote AGAINST compensation plans that (1) permit or may permit (E.G., history of repricing and no express prohibition against future repricing) repricing of stock options, or any form or alternative to repricing, without shareholder approval, (2) include provisions that permit repricing/replacement transactions that do not meet the Agent's criteria (except regarding burn rate as noted above), or (3) give the board sole discretion to approve option repricing/replacement programs.

DIRECTOR COMPENSATION

Votes on stock-based plans for directors are made on a CASE-BY-CASE basis, with voting decisions generally based on the Agent's quantitative approach described above as well as a review of qualitative features of the plan in cases in which costs exceed the Agent's threshold. DO NOT VOTE AGAINST plans for which burn rate is the sole consideration raised by the Agent.

EMPLOYEE STOCK PURCHASE PLANS

Votes on employee stock purchase plans should be made on a CASE-BY-CASE basis.

OBRA-RELATED COMPENSATION PROPOSALS:

    AMENDMENTS THAT PLACE A CAP ON ANNUAL GRANTS OR AMEND ADMINISTRATIVE
    FEATURES

    Generally, vote FOR plans that simply amend shareholder-approved plans to include administrative features or place a cap on the annual grants any one participant may receive to comply with the provisions of Section 162(m) of OBRA.

    AMENDMENTS TO ADD PERFORMANCE-BASED GOALS

    Generally, vote FOR amendments to add performance goals to existing compensation plans to comply with the provisions of Section 162(m) of OBRA.

    AMENDMENTS TO INCREASE SHARES AND RETAIN TAX DEDUCTIONS UNDER OBRA

    Votes on amendments to existing plans to increase shares reserved and to qualify the plan for favorable tax treatment under the provisions of Section 162(m) should be evaluated on a CASE-BY-CASE basis.

    APPROVAL OF CASH OR CASH-AND-STOCK BONUS PLANS

    Generally, vote FOR cash or cash-and-stock bonus plans to exempt the compensation from taxes under the provisions of Section 162(m) of OBRA.

SHAREHOLDER PROPOSALS REGARDING EXECUTIVE AND DIRECTOR PAY

Generally, vote AGAINST shareholder proposals that seek disclosure beyond regulatory requirements of the remuneration of individuals other than senior executives and directors. However, vote AGAINST shareholder proposals that seek such disclosure if providing it would be out of step with market practice and potentially disruptive to the business.
Unless evidence exists of abuse in historical compensation practices, and except as otherwise provided for herein, generally vote AGAINST shareholder proposals that seek to impose new compensation structures or policies, including "claw back" recoupments.

GOLDEN AND TIN PARACHUTES

Generally, vote FOR shareholder proposals to have golden and tin parachutes submitted for shareholder ratification, provided that such "parachutes" specify change-in-control events and that the proposal does not include unduly restrictive or arbitrary provisions such as advance approval requirements. Generally vote AGAINST shareholder proposals to submit executive severance agreements that do not specify change-in-control events, Supplemental Executive Retirement Plans or deferred executive compensation plans for shareholder ratification, unless such ratification is required by the listing exchange. Review on a CASE-BY-CASE basis all proposals to ratify or cancel golden or tin parachutes.

EMPLOYEE STOCK OWNERSHIP PLANS (ESOPS)

Generally, vote FOR proposals that request shareholder approval in order to implement an ESOP or to increase authorized shares for existing ESOPs, except in cases when the number of shares allocated to the ESOP is "excessive" (I.E., generally greater than five percent of outstanding shares).

401(k) EMPLOYEE BENEFIT PLANS

Generally, vote FOR proposals to implement a 401(k) savings plan for employees.

EXPENSING OF STOCK OPTIONS

Generally, vote AGAINST shareholder proposals to expense stock options before such treatment is required by the Federal Accounting Standards Board.

HOLDING PERIODS

Generally, vote AGAINST proposals requiring mandatory periods for officers and directors to hold company stock.

9.     STATE OF INCORPORATION

VOTING ON STATE TAKEOVER STATUTES

Review on a CASE-BY-CASE basis proposals to opt in or out of state takeover statutes (including control share acquisition statutes, control share cash-out statutes, freezeout provisions, fair price provisions, stakeholder laws, poison pill endorsements, severance pay and labor contract provisions, antigreenmail provisions, and disgorgement provisions).

VOTING ON REINCORPORATION PROPOSALS

Proposals to change a company's state of incorporation should be examined on a CASE-BY-CASE basis. Generally, vote FOR management reincorporation proposals upon which another key proposal, such as a merger transaction, is contingent if the other key proposal is also supported. Generally, vote AGAINST shareholder reincorporation proposals not also supported by the company.

10.    MERGERS AND CORPORATE RESTRUCTURINGS

Input from the Investment Professional(s) for a given Fund shall be given primary consideration with respect to proposals regarding business combinations, particularly those between otherwise unaffiliated parties, or other corporate restructurings being considered on behalf of that Fund.

MERGERS AND ACQUISITIONS

Votes on mergers and acquisitions should be considered on a CASE-BY-CASE basis.

CORPORATE RESTRUCTURING

Votes on corporate restructuring proposals, including demergers, minority squeezeouts, leveraged buyouts, spinoffs, liquidations, dispositions, divestitures and asset sales, should be considered on a CASE-BY-CASE basis, with voting decisions generally based on the Agent's approach to evaluating such proposals.

ADJOURNMENT

Generally, vote FOR proposals to adjourn a meeting to provide additional time for vote solicitation when the primary proposal is also voted FOR.

APPRAISAL RIGHTS

Generally, vote FOR proposals to restore, or provide shareholders with, rights of appraisal.

CHANGING CORPORATE NAME

Generally, vote FOR changing the corporate name.

11.    MUTUAL FUND PROXIES

ELECTION OF DIRECTORS

Vote the election of directors on a CASE-BY-CASE basis.

CONVERTING CLOSED-END FUND TO OPEN-END FUND

Vote conversion proposals on a CASE-BY-CASE basis.

PROXY CONTESTS

Vote proxy contests on a CASE-BY-CASE basis.

INVESTMENT ADVISORY AGREEMENTS

Vote the investment advisory agreements on a CASE-BY-CASE basis.

APPROVING NEW CLASSES OR SERIES OF SHARES

Generally, vote FOR the establishment of new classes or series of shares.

PREFERRED STOCK PROPOSALS

Vote the authorization for or increase in preferred shares on a CASE-BY-CASE basis.

1940 ACT POLICIES

Vote these proposals on a CASE-BY-CASE basis.

CHANGING A FUNDAMENTAL RESTRICTION TO A NONFUNDAMENTAL RESTRICTION

Vote these proposals on a CASE-BY-CASE basis.

CHANGE FUNDAMENTAL INVESTMENT OBJECTIVE TO NONFUNDAMENTAL

Generally, vote AGAINST proposals to change a fund's fundamental investment objective to nonfundamental.

NAME RULE PROPOSALS

Vote these proposals on a CASE-BY-CASE basis.

DISPOSITION OF ASSETS/TERMINATION/LIQUIDATION

Vote these proposals on a CASE-BY-CASE basis.

CHANGES TO THE CHARTER DOCUMENT

Vote changes to the charter document on a CASE-BY-CASE basis.

CHANGING THE DOMICILE OF A FUND

Vote reincorporations on a CASE-BY-CASE basis.

CHANGE IN FUND'S SUBCLASSIFICATION

Vote these proposals on a CASE-BY-CASE basis.

AUTHORIZING THE BOARD TO HIRE AND TERMINATE SUBADVISORS WITHOUT SHAREHOLDER APPROVAL

Generally, vote FOR these proposals.

DISTRIBUTION AGREEMENTS

Vote these proposals on a CASE-BY-CASE basis.

MASTER-FEEDER STRUCTURE

Generally, vote FOR the establishment of a master-feeder structure.

MERGERS

Vote merger proposals on a CASE-BY-CASE basis.

ESTABLISH DIRECTOR OWNERSHIP REQUIREMENT

Generally, vote AGAINST shareholder proposals for the establishment of a director ownership requirement.

REIMBURSE SHAREHOLDER FOR EXPENSES INCURRED

Voting to reimburse proxy solicitation expenses should be analyzed on a CASE-BY-CASE basis.

TERMINATE THE INVESTMENT ADVISOR

Vote to terminate the investment advisor on a CASE-BY-CASE basis.

12.    SOCIAL AND ENVIRONMENTAL ISSUES

These issues cover a wide range of topics. In general, unless otherwise specified herein, vote CASE-BY-CASE. While a wide variety of factors may go into each analysis, the overall principle guiding all vote recommendations focuses on how or whether the proposal will enhance the economic value of the company. Because a company's board is likely to have access to relevant, non-public information regarding a company's business, such proposals will generally be voted in a manner intended to give the board (rather than shareholders) latitude to set corporate policy and oversee management.

Absent concurring support from the issuer, compelling evidence of abuse, significant public controversy or litigation, the issuer's significant history of relevant violations; or activities not in step with market practice or regulatory requirements, or unless provided for otherwise herein, generally vote AGAINST shareholder proposals seeking to dictate corporate conduct, apply existing law, duplicate policies already substantially in place and/or addressed by the issuer, or release information that would not help a shareholder evaluate an investment in the corporation as an economic matter. Such proposals would generally include those seeking preparation of reports and/or implementation or additional disclosure of corporate policies related to issues such as consumer and public safety, environment and energy, labor standards and human rights, military business and political concerns, workplace diversity and non-discrimination, sustainability, social issues, vendor activities, economic risk or matters of science and engineering.

13.    GLOBAL PROXIES

The foregoing Guidelines provided in connection with proxies of U.S. issuers shall also be applied to global proxies where applicable and not provided for otherwise herein. The following provide for differing regulatory and legal requirements, market practices and political and economic systems existing in various global markets.

Unless otherwise provided for herein, it shall generally be the policy of the Funds to vote AGAINST global proxy proposals in cases in which the Agent recommends voting AGAINST such proposal because relevant disclosure by the issuer, or the time provided for consideration of such disclosure, is inadequate. For purposes of these global Guidelines, "AGAINST" shall mean withholding of support for a proposal, resulting in submission of a vote of AGAINST or ABSTAIN, as appropriate for the given market and level of concern raised by the Agent regarding the issue or lack of disclosure or time provided.

In connection with practices described herein that are associated with a firm AGAINST vote, it shall generally be the policy of the Funds to consider them on a CASE-BY-CASE basis if the Agent recommends their support (1) as the issuer or market transitions to better practices (E.G., having committed to new regulations or governance codes) or (2) as the more favorable choice in cases in which shareholders must choose between alternate proposals.

ROUTINE MANAGEMENT PROPOSALS

Generally, vote FOR the following and other similar routine management proposals:
    -  the opening of the shareholder meeting
    -  that the meeting has been convened under local regulatory requirements
    -  the presence of quorum
    -  the agenda for the shareholder meeting
    -  the election of the chair of the meeting
    -  the appointment of shareholders to co-sign the minutes of the meeting
    -  regulatory filings (E.G., to effect approved share issuances)
    - the designation of inspector or shareholder representative(s) of minutes of meeting
    - the designation of two shareholders to approve and sign minutes of meeting
    -  the allowance of questions
    -  the publication of minutes
    -  the closing of the shareholder meeting

DISCHARGE OF MANAGEMENT/SUPERVISORY BOARD MEMBERS

Generally, vote FOR management proposals seeking the discharge of management and supervisory board members, unless there is concern about the past actions of the company's auditors or directors or legal action is being taken against the board by other shareholders.

DIRECTOR ELECTIONS

Unless otherwise provided for herein, the Agent's standards with respect to determining director independence shall apply. These standards generally provide that, to be considered completely independent, a director shall have no material connection to the company other than the board seat.

Agreement with the Agent's independence standards shall not dictate that a Fund's vote shall be cast according to the Agent's corresponding recommendation. Further, the application of Guidelines in connection with such standards shall apply only in cases in which the nominee's level of independence can be ascertained based on available disclosure. These policies generally apply to director nominees in uncontested elections; votes in contested elections, and votes on director nominees not subject to policies described herein, should be made on a CASE-BY-CASE basis.

For issuers domiciled in Canada, Finland, France, Ireland, the Netherlands, Sweden or tax haven markets, generally vote AGAINST non-independent directors in cases in which the full board serves as the audit committee, or the company does not have an audit committee.

For issuers in all markets, including those in tax haven markets and those in Japan that have adopted the U.S.-style board-with-committees structure, vote AGAINST non-independent directors who sit on the audit committee, or, if the slate of nominees is bundled, vote AGAINST the slate.

In tax haven markets, DO NOT VOTE AGAINST non-independent directors in cases in which the full board serves as the compensation committee, or the company does not have a compensation committee.

DO NOT VOTE AGAINST non-independent directors who sit on the compensation or nominating committees, provided that such committees meet the applicable independence requirements of the relevant listing exchange.

In cases in which committee membership is unclear, consider non-independent director nominees on a CASE-BY-CASE basis if no other issues have been raised in connection with his/her nomination.

Generally follow Agent's recommendations to vote AGAINST individuals nominated as outside/non-executive directors who do not meet the Agent's standard for independence, unless the slate of nominees is bundled, in which case the proposal(s) to elect board members shall be considered on a CASE-BY-CASE basis.

For issuers in Canada and tax haven markets, generally withhold support (AGAINST or ABSTAIN, as appropriate) from bundled slates of nominees if the board is non-majority independent. For issuers in other global markets, generally follow Agent's standards for withholding support from non-independent directors excluding the CEO if the board is non-majority independent.

Generally, withhold support (AGAINST or ABSTAIN, as appropriate) from nominees or slates of nominees presented in a manner not aligned with market practice and/or legislation, including:
    -  bundled slates of nominees in (Hong Kong or France);
    -  simultaneous reappointment of retiring directors (South Africa);
    - in markets with term lengths capped by legislation, nominees whose terms exceed the caps or are not disclosed (except that bundled slates with such lack of disclosure shall be considered on a CASE-BY-CASE basis); or
    - nominees whose names are not disclosed in advance of the meeting (Hong Kong or South Africa).

Consider nominees for which the Agent has raised concerns regarding scandals or internal controls on a CASE-BY-CASE basis.

For markets such as the tax havens, Canada, Australia, South Africa and Malaysia (and for outside directors in South Korea) in which nominees' attendance records are adequately disclosed, the Funds' U.S. Guidelines with respect to director attendance shall apply.

For companies incorporated in tax haven markets but which trade exclusively in the U.S., the Funds' U.S. Guidelines with respect to director elections shall apply.

BOARD STRUCTURE

Generally, vote FOR proposals to fix board size, but also support proposals seeking a board range if the range is reasonable in the context of market practice and anti-takeover considerations.

INDEPENDENT STATUTORY AUDITORS

With respect to Japanese companies that have not adopted the U.S.-style board-with-committees structure, vote AGAINST any nominee to the position of "independent statutory auditor" whom the Agent considers affiliated, E.G., if the nominee has worked a significant portion of his career for the company, its main bank or one of its top shareholders. Where shareholders are forced to vote on multiple nominees in a single resolution, vote AGAINST all nominees. Generally, vote AGAINST incumbent nominees at companies implicated in scandals or exhibiting poor internal controls.

NOMINATING COMMITTEE

Generally, vote AGAINST proposals that permit non-board members to serve on the nominating committee.

DIRECTOR REMUNERATION

Consider director compensation plans on a CASE-BY-CASE basis. Generally, vote FOR proposals to approve the remuneration of directors as long as the amount is not excessive and there is no evidence of abuse.

RETIREMENT BONUSES

With respect to Japanese companies, generally vote FOR such proposals if all payments are for directors and auditors who have served as executives of the company. Generally vote AGAINST such proposals if one or more payments are for non-executive, affiliated directors or statutory auditors; when one or more of the individuals to whom the grants are being proposed (1) has not served in an executive capacity for the company for at least three years or (2) has been designated by the company as an independent statutory auditor, regardless of the length of time he/she has served. If Agent raises scandal or internal control considerations, generally vote AGAINST bonus proposals only for nominees whom a Fund is also voting AGAINST for that reason.

STOCK OPTION PLANS FOR INDEPENDENT INTERNAL STATUTORY AUDITORS

With respect to Japanese companies, follow the Agent's guidelines with respect to proposals regarding option grants to independent internal statutory auditors, generally voting AGAINST such plans.

EQUITY COMPENSATION PLANS

Unless otherwise provided for herein, votes with respect to compensation plans should be determined on a CASE-BY-CASE basis, with voting decisions generally based on the Agent's approach to evaluating such plans, which in the United Kingdom involves use of a compensation valuation model to evaluate the cost of stock-based compensation plans, and in other markets, the calculation of dilution under a company's share plans and analysis of plan features.

SHARES RESERVED FOR EQUITY COMPENSATION PLANS

Unless otherwise provided for herein, voting decisions shall generally be based on the Agent's methodology, including classification of a company's stage of development as growth or mature and the corresponding determination as to reasonability of the share requests. Generally, vote AGAINST equity compensation plans (E.G., option, warrant, restricted stock or employee share purchase plans), the issuance of shares in connection with such plans, or related management proposals that:
    -  exceed Agent's recommended dilution limits;
    - provide deep or near-term discounts to executives or directors, unless discounts to executives are adequately mitigated by long-term vesting requirements (E.G., Japan);
    -  are administered by potential grant recipients;
    - permit financial assistance in the form of interest-free, non-recourse loans in connection with executive's participation;
    - for restricted stock plans, provide no disclosure regarding vesting or performance criteria (provided that plans with disclosure in one or both areas, without regard to Agent's criteria for such disclosure, shall be supported provided they otherwise satisfy these Guidelines);
    - allow plan administrators to make material amendments without shareholder approval unless adequate prior disclosure has been provided, with such voting decisions generally based on the Agent's approach to evaluating such plans;
    - provide for terms or participation that is markedly out of line with market practice;

    - provide for retesting in connection with achievement of performance hurdles unless the Agent's analysis indicates that (1) performance targets are adequately increased in proportion to the additional time available, (2) the amount of compensation subject to retesting is DE MINIMIS as a percentage of overall compensation or relative to market practice, or (3) the issuer has committed to cease retesting within a reasonable period of time.

Generally, vote FOR such plans or the related issuance of shares that (1) do not suffer from the defects noted above or (2) otherwise meet the Agent's tests if the considerations raised by the Agent pertain solely to performance hurdles or the company's rationale in support of the plan or its participants.

Consider proposals in connection with such plans or the related issuance of shares in other instances on a CASE-BY-CASE basis.

REMUNERATION REPORTS

Generally, withhold support (AGAINST or ABSTAIN as appropriate for specific market and level of concerns identified by the Agent) from remuneration reports that include compensation plans permitting (1) practices or features not supported under these Guidelines (2) financial assistance or retesting under the conditions described above, or (3) provisions for retirement benefits to outside directors, except that reports will generally be voted FOR if contractual components are reasonably aligned with market practices on a going-forward basis (E.G., existing obligations related to retirement benefits or terms contrary to evolving standards would not preclude support for the report).

Except as described above, consider provisions Agent raises with concern regarding severance/termination payments, contract or notice periods, "leaver" status and vesting or performance criteria on a CASE-BY-CASE basis.

SHAREHOLDER PROPOSALS REGARDING EXECUTIVE AND DIRECTOR PAY

The Funds' U.S. Guidelines with respect to such shareholder proposals shall apply.

GENERAL SHARE ISSUANCES

Unless otherwise provided for herein, voting decisions shall generally be based on the Agent's practice to vote FOR general issuance requests with preemptive rights to a maximum of 100 percent over currently issued capital and those without preemptive rights to a maximum of 20 percent of currently issued capital.
Consider specific issuance requests on a CASE-BY-CASE basis based on the proposed use and the company's rationale.
Generally, vote AGAINST proposals to issue shares (with or without preemptive rights), or to grant rights to acquire shares, in cases in which concerns have been identified by the Agent with respect to inadequate disclosure, inadequate restrictions on discounts, or authority to refresh share issuance amounts without prior shareholder approval.

INCREASES IN AUTHORIZED CAPITAL

Unless otherwise provided for herein, voting decisions should generally be based on the Agent's approach, as follows:
Generally, vote FOR nonspecific proposals to increase authorized capital up to 100 percent over the current authorization unless the increase would leave the company with less than 30 percent of its new authorization outstanding.

Vote FOR specific proposals to increase authorized capital, unless:
    - the specific purpose of the increase (such as a share-based acquisition or merger) does not meet these Guidelines for the purpose being proposed; or
    - the increase would leave the company with less than 30 percent of its new authorization outstanding after adjusting for all proposed issuances.

Vote AGAINST proposals to adopt unlimited capital authorizations.

PREFERRED STOCK

Unless otherwise provided for herein, voting decisions should generally be based on the Agent's approach, including:
    - Vote FOR the creation of a new class of preferred stock or issuances of preferred stock up to 50 percent of issued capital unless the terms of the preferred stock would adversely affect the rights of existing shareholders.
    - Vote FOR the creation/issuance of convertible preferred stock as long as the maximum number of common shares that could be issued upon conversion meets the Agent's guidelines on equity issuance requests.
    - Vote AGAINST the creation of (1) a new class of preference shares that would carry superior voting rights to the common shares or (2) blank check preferred stock unless the board states that the authorization will not be used to thwart a takeover bid.

POISON PILLS/PROTECTIVE PREFERENCE SHARES

Generally, vote AGAINST management proposals in connection with poison pills or anti-takeover issuances that do not meet the Agent's standards, but generally DO NOT VOTE AGAINST director nominees or remuneration in connection with poison pill considerations raised by the Agent.

APPROVAL OF FINANCIAL STATEMENTS AND DIRECTOR AND AUDITOR REPORTS

Generally, vote FOR management proposals seeking approval of financial accounts and reports, unless there is concern about the company's financial accounts and reporting.

REMUNERATION OF AUDITORS

Generally, vote FOR proposals to authorize the board to determine the remuneration of auditors, unless there is evidence of excessive compensation relative to the size and nature of the company.

INDEMNIFICATION OF AUDITORS

Generally, vote AGAINST proposals to indemnify auditors.

ALLOCATION OF INCOME AND DIVIDENDS

Generally, vote FOR management proposals concerning allocation of income and the distribution of dividends, except with respect to securities held by dividend-oriented Funds, which should generally follow Agent's recommendations AGAINST payouts deemed too low according to Agent's methodology.

STOCK (SCRIP) DIVIDEND ALTERNATIVES

Generally, vote FOR most stock (scrip) dividend proposals, but vote AGAINST proposals that do not allow for a cash option unless management demonstrates that the cash option is harmful to shareholder value.

DEBT ISSUANCE REQUESTS

When evaluating a debt issuance request, the issuing company's present financial situation is examined. The main factor for analysis is the company's current debt-to-equity ratio, or gearing level. A high gearing level may incline markets and financial analysts to downgrade the company's bond rating, increasing its investment risk factor in the process. A gearing level up to 100 percent is considered acceptable.

Generally, vote FOR debt issuances for companies when the gearing level is between zero and 100 percent. Review on a CASE-BY-CASE basis proposals where the issuance of debt will result in the gearing level being greater than 100 percent, comparing any such proposed debt issuance to industry and market standards.

FINANCING PLANS

Generally, vote FOR the adoption of financing plans if they are in the best economic interests of shareholders.

RELATED PARTY TRANSACTIONS

Consider related party transactions on a CASE-BY-CASE basis. Generally, vote FOR approval of such transactions unless the agreement requests a strategic move outside the company's charter or contains unfavorable terms.

APPROVAL OF DONATIONS

Generally, vote AGAINST such proposals unless adequate, prior disclosure of amounts is provided.

CAPITALIZATION OF RESERVES

Generally, vote FOR proposals to capitalize the company's reserves for bonus issues of shares or to increase the par value of shares.

ARTICLE AMENDMENTS

Review on a CASE-BY-CASE basis all proposals seeking amendments to the articles of association.

Generally, vote FOR an article amendment if:
    -  it is editorial in nature;
    -  shareholder rights are protected;
    -  there is negligible or positive impact on shareholder value;
    - management provides adequate reasons for the amendments or the Agent otherwise supports management's position; or
    -  the company is required to do so by law (if applicable).

With respect to article amendments for Japanese companies:
    - Generally vote FOR management proposals to amend a company's articles to expand its business lines.
    - Generally vote FOR management proposals to amend a company's articles to provide for an expansion or reduction in the size of the board, unless the expansion/reduction is clearly disproportionate to the growth/decrease in the scale of the business or raises anti-takeover concerns.
    - If anti-takeover concerns exist, generally vote AGAINST management proposals, including bundled proposals, to amend a company's articles to authorize the Board to vary the annual meeting record date.
    - Generally follow the Agent's guidelines with respect to management proposals regarding amendments to authorize share repurchases at the board's discretion, voting AGAINST proposals unless there is little to no likelihood of a "creeping takeover" (major shareholder owns nearly enough shares to reach a critical control threshold) or constraints on liquidity (free float of shares is low), and where the company is trading at below book value or is facing a real likelihood of substantial share sales; or where this amendment is bundled with other amendments which are clearly in shareholders' interest.

OTHER BUSINESS

In connection with global proxies, vote in accordance with the Agent's market-specific recommendations on management proposals for Other Business, generally AGAINST.

                                      PART C
                                OTHER INFORMATION
                               ING PRIME RATE TRUST

                            (25,000,000 COMMON SHARES)

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

      1.  Financial Statements

          Contained in Part A:

          Financial Highlights for the years ended February 28, 2006 and 2005, February 29, 2004, February 28, 2003, 2002 and 2001; February 29,
          2000.

          Financial Statements are incorporated in Part B by reference to Registrant's February 28, 2006 annual shareholder report (audited).

      2.  Exhibits

          (a)  (i)   Agreement and Declaration of Trust.(1)

               (ii) Amendment to the Agreement and Declaration of Trust dated March 26, 1996 and effective April 12, 1996.(1)

               (iii) Amendment to the Agreement and Declaration of Trust dated
                     October 23, 1998 and effective November 16, 1998.(7)

               (iv) Amendment to the Agreement and Declaration of Trust dated October 20, 2000 and effective October 20, 2000.(9)

               (v) Amendment to the Agreement and Declaration of Trust dated February 20, 2002 and effective March 1, 2002.(10)

          (b)  (i)   By-Laws.(2)

               (ii)  Amendment to By-Laws.(2)

               (iii) Amendment to By-Laws.(8)

               (iv)  Amendment to By-Laws.(9)

          (c)  Not Applicable

          (d)  (i)   Certificate of Designation for Preferred Shares.(9)

               (ii)  Form of Share Certificate.(9)

          (e)  Shareholder Investment Program.(12)

          (f)  Not Applicable

          (g)  (i)   Investment Management Agreement between ING Investment
                     Management, LLC and ING Prime Rate Trust.(9)

                     1. Amended Schedule of Approvals with respect to the Investment Management Agreement between ING Investments, LLC and ING Prime Rate Trust.(12)

                     2. First Amendment dated September 2, 2004 to the Investment Management Agreement between ING Investment Management, LLC and ING Prime Rate Trust.(13)

               (ii) Sub-Advisory Agreement between ING Investments, LLC and Aeltus Investment Management, Inc.(11)

                     1. First Amendment to Sub-Advisory Agreement, effective as of September 1, 2003, between ING Investments, LLC and Aeltus Investment Management, Inc. with regards to ING Prime Rate Trust.(12)

          (h)  (i)   Amended and Restated Distribution Agreement, dated June
                     15, 2004, between ING Prime Rate Trust and ING Funds
                     Distributor, LLC (25 Million).(13)

               (ii) Underwriting Agreement for the Preferred Shares, dated November 13, 2000.(12)

                     1. Underwriting Agreement for the Preferred Shares, dated October 30, 2000.(12)

               (i)   Not Applicable

          (j)  (i)   Custodian and Investment Accounting Agreement between
                     Registrant and State Street Bank and Trust Company, effective November 1, 2001.(12)

                     1. First Amendment to the Custodian and Investment Accounting Agreement dated March 1, 2002.(12)

                     2. Amended and Restated Exhibit A with respect to the Custodian and Investment Accounting Agreement.(12)

               (ii)  Fee Allocation Agreement, dated August 21, 2003.(12)

                     1.  Amended Schedule A to the Fee Allocation
                         Agreement.(12)

               (iii) Proxy Agent Fee Allocation Agreement, dated August 21,
                     2003.(12)

                     1. Amended Schedule A to the Proxy Agent Fee Allocation Agreement.(12)

               (iv)  Allocation Agreement Fidelity Bond, made May 24, 2002.(12)

                     1.  Amended Schedule A to the Allocation Agreement.(12)

               (v) Allocation Agreement Directors & Officers, made May 24, 2002.(12)

                     1. Amended Schedule A to the Allocation Agreement Directors & Officers.(12)

               (vi) Agency Agreement, made November 30, 2000 by and between Registrant and DST Systems, Inc.(12)

                     1. Amended and Restated Exhibit A dated April 28, 2006 with respect to the Agency Agreement between The Registrant and DST Systems, Inc. - filed herein.

          (k)  (i)   Amended and Restated Administration Agreement, amended and restated on April 27, 2000.(12)

               (ii) Amendment to the Amended and Restated Administration Agreement.(10)

               (iii) Revolving Credit and Security Agreement between ING Prime
                     Rate Trust and Citibank, dated as of July 16, 2003.(12)

                     1. Amendment No. 1 to the Revolving Credit and Security Agreement, dated February 3, 2004.(12)

                     2. Amendment No. 2 dated July 13, 2004 to the Revolving Credit and Security Agreement.(13)

                     3. Amendment No. 3 dated October 15, 2004 to the Revolving Credit and Security Agreement.(13)

               (iv) Second Amended and Restated Credit Agreement with Bank of America.(12)

               (v)   Auction Agency Agreement, dated as of November 16,
                     2000.(12)

                     1. Auction Agency Agreement, dated as of November 2, 2000.(12)

               (vi)  Broker-Dealer Agreement, dated as of November 16, 2000
                     (UBS).(12)

                     1. Broker-Dealer Agreement, dated as of November 16, 2000 (Salomon Smith Barney).(12)

                     2. Broker-Dealer Agreement, dated as of November 16, 2000 (Lehman Brothers).(12)

                     3. Broker-Dealer Agreement, dated as of November 16, 2000 (Gruntal & Co.).(12)

                     4. Broker-Dealer Agreement, dated as of November 2, 2000 (PaineWebber).(12)

                     5. Broker-Dealer Agreement, dated as of November 2, 2000 (Gruntal & Co.).(12)

                     6. Broker-Dealer Agreement, dated as of November 2, 2000 (Salomon Smith Barney).(12)

                     7. Broker-Dealer Agreement, dated as of October 31, 2000 (Lehman Brothers).(12)

               (vii) DTC Letter of Representations as to Preferred Shares,
                     dated November 15, 2000.(12)

                     1. DTC Letter of Representation as to Preferred Shares, dated November 1, 2000.(12)

          (l)  Opinion of Dechert Price & Rhoads.(7)

          (m)  Not Applicable

          (n)  (i)  Consent of Dechert LLP - filed herein.

               (ii) Consent of KPMG LLP - filed herein.

          (o)  Not Applicable

          (p)  Certificate of Initial Capital.(4)

          (q)  Not Applicable

          (r) (i) ING Funds Code of Ethics, effective June 1, 2004 as amended on October 1, 2004, February 1, 2005 and January 3, 2006 - filed herein.

               (ii) Aeltus Investment Management, Inc. Code of Ethics.(11)

---------------------------------------------

(1) Incorporated herein by reference to Amendment No. 20 to Registrant's Registration Statement under the Investment Company Act of 1940 (the "1940 Act") on Form N-2 (File No. 811-5410), filed on September 16, 1996.

(2) Incorporated herein by reference to Amendment No. 24 to Registrant's Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on November 7, 1997.

(3) Incorporated herein by reference to Amendment No. 22 to Registrant's Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on June 23, 1997.

(4) Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registrant's initial registration statement on form N-2 (File No. 33-18886), filed on January 22, 1988.

(5) Incorporated herein by reference to Amendment No. 27 to Registrant's Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on May 15, 1998.

(6) Incorporated herein by reference to Amendment No. 28 to Registrant's Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on August 19, 1998.

(7) Incorporated herein by reference to Amendment No. 29 to Registrant's Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on December 2, 1998.

(8) Incorporated herein by reference to Amendment No. 33 to Registrant's Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on May 9, 2000.

(9) Incorporated herein by reference to Amendment No. 38 to Registrant's Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on October 23, 2000.

(10) Incorporated herein by reference to Amendment No. 45 to Registrant's Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on April 30, 2002.

(11) Incorporated herein by reference to Amendment No. 53 to Registrant's Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on June 26, 2003.

(12) Incorporated herein by reference to Amendment No. 58 to Registrant's Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on June 28, 2004.

(13) Incorporated herein by reference to Amendment No. 61 to Registrant's Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on June 30, 2005.

ITEM 25.  MARKETING AGREEMENTS

      Not Applicable.

ITEM 26.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      The following table sets forth expenses incurred or estimated to be incurred in connection with the offering described in the Registration Statement.

Registration Fees                                         $
Trustee Fees                                              $
Rating Agency Fees                                        $
Printing Expenses                                         $32,500
Legal Fees                                                $30,000
Accounting Fees and Expenses                              $ 5,500
Miscellaneous Expenses                                    $
   Total                                                  $68,000

ITEM 27.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

      Not Applicable.


ITEM 28.  NUMBER OF HOLDERS OF SECURITIES

            (1) TITLE OF CLASS                                (2) NUMBER OF RECORD HOLDERS
Common Shares of beneficial interest, par                     145,033,235
value $0.01 per share.

Auction Rate Cumulative Preferred Shares of beneficial interest, par value $0.01 per share:

                  Series M                                    3,600 as of June 18, 2004
                  Series T                                    3,600 as of June 18, 2004
                  Series W                                    3,600 as of June 18, 2004
                  Series Th                                   3,600 as of June 18, 2004
                  Series F                                    3,600 as of June 18, 2004

ITEM 29.  INDEMNIFICATION

     Registrant's Agreement and Declaration of Trust generally provides that the Trust shall indemnify each of its Trustees and officers (including persons who serve at the Trust's request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise) ("Covered Persons") against all liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees reasonably incurred in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, by reason of being or having been such a Covered Person except with respect to any matter as to which such Covered Person shall have been finally adjudicated (a) not to have acted in good faith in the reasonable belief that such Covered Person's action was in the best interest of the Trust or (b) to be liable to the Trust or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of duties involved in the conduct of such Covered Person's office.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will submit, unless in the opinion of its counsel the matter has been settled by controlling precedent, to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 30.  BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

     Information as to the Trustees and officers of the Adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the directors and officers of the Adviser in the last two years, is included in its application for registration as an investment adviser on Form ADV (File No. 801-48282) filed under the Investment Advisers Act of 1940, as amended ("Advisers Act"), and is incorporated herein by reference thereto.

     Information as to the directors and officers of the sub-adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the directors and officers of the sub-adviser in the last two years, is included in its application for registration as an investment adviser on Form ADV for ING Investment Management Co. (File No. 801-9046) filed under the Investment Adviser Act of 1940, as amended, and is incorporated by reference thereto.

ITEM 31.  LOCATION OF ACCOUNTS AND RECORDS

     The amounts and records of the Registrant will be maintained at its office at 7337 E. Doubletree Ranch Road, Scottsdale, Arizona 85258, at the office of its sub-adviser, ING Investment Management Co., 230 Park Avenue, New York, NY 10169 and at the office of its custodian, State Street Bank & Trust - Kansas City, 801 Pennsylvania, Kansas City, Missouri 64105.

ITEM 32.  MANAGEMENT SERVICES

     Not Applicable.

ITEM 33.  UNDERTAKINGS

     1. The Registrant undertakes to suspend the Offer until the prospectus is amended if (1) subsequent to the effective date of this registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of this registration statement or (2) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus included in this registration statement.

     2.  Not Applicable.

     3.  Not Applicable.

     4.  Not Applicable.

     5.

         a. The Registrant undertakes that for the purpose of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act [17 CFR 230.497(h)] shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

         b. that for the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

     6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

                                     SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the "1933 Act"), and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Scottsdale in the State of Arizona this 30th day of June, 2006.

                                ING PRIME RATE TRUST

                                          By:  /s/ Huey P. Falgout, Jr.
                                               ------------------------
                                               Huey P. Falgout, Jr.
                                               Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

               SIGNATURE                                           TITLE                                    DATE
               ---------                                           -----                                    ----

--------------------------------------                            Trustee                               June 30, 2006
             John V. Boyer*

--------------------------------------                            Trustee                               June 30, 2006
            John G. Turner*

--------------------------------------             President and Chief Executive Officer                June 30, 2006
           James M. Hennessy*

--------------------------------------     Senior Vice President, Chief/Principal Financial Officer     June 30, 2006
              Todd Modic+

--------------------------------------                            Trustee                               June 30, 2006
         Patricia W. Chadwick+

--------------------------------------                            Trustee                               June 30, 2006
           J. Michael Earley*

               SIGNATURE                                           TITLE                                    DATE
               ---------                                           -----                                    ----
--------------------------------------                            Trustee                               June 30, 2006
         R. Barbara Gitenstein*

--------------------------------------                            Trustee                               June 30, 2006
           Patrick W. Kenny*

--------------------------------------                            Trustee                               June 30, 2006
           Walter H. May, Jr.*

--------------------------------------                            Trustee                               June 30, 2006
              Jock Patton*

--------------------------------------                            Trustee                               June 30, 2006
           Sheryl K. Pressler+

--------------------------------------                            Trustee                               June 30, 2006
           David W.C. Putnam*

--------------------------------------                            Trustee                               June 30, 2006
           Roger B. Vincent*

--------------------------------------                            Trustee                               June 30, 2006
          Shaun P. Matthews !


+ * ! By: /s/ Huey P. Falgout, Jr.
          ------------------------
           Huey P. Falgout, Jr.
           Attorney-in-Fact**

--------------------
* Powers of Attorney for each Trustee and James M. Hennessy are incorporated herein by reference to Amendment No. 59 to Registrant's Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on April 22, 2005.

+ Powers of Attorney for Todd Modic, Patricia W. Chadwick and Sheryl K. Pressler are incorporated herein by reference to Amendment No. 63 to Registrant's Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on April 26, 2006.

!  Power of Attorney for Shaun P. Matthews - filed herein.

                              POWER OF ATTORNEY

I, the undersigned Trustee, constitute and appoint Huey P. Falgout, Jr., Theresa K. Kelety, Jeffrey S. Puretz, James M. Hennessy and Todd Modic, and each of them individually, my true and lawful attorneys-in-fact and agents, with full power to them and each of them to sign for me, and in my name and in the capacity indicated below, as the case may be, any and all Post-Effective Amendments to Registration Statements filed with the Securities and Exchange Commission under the Securities Act of 1933 and under the Investment Company Act of 1940 for the following Registered Investment
Companies:

REGISTRANT                              1933 ACT SEC FILING #                    1940 ACT SEC FILING #
ING Global Advantage and Premium
Opportunity Fund                        333-126570                               811-21786

ING Global Equity Dividend and
Premium Opportunity Fund                333-114333                               811-21553

ING Prime Rate Trust                    333-68239 (5 mil)                        811-5410
                                        333-61831 (25 mil)                       811-5410

I hereby ratify and confirm on the date set forth below, my signature as it may be signed by my said attorney-in-fact and agent to any and all amendments to such Registration Statements.

This Power of Attorney, which shall not be affected by the disability of the undersigned, is executed and effective as of June 29, 2006.

/s/ Shaun P. Matthews
---------------------
Shaun P. Matthews, Trustee

                                    EXHIBIT INDEX
                                 ING PRIME RATE TRUST
                              (25,000,000 COMMON SHARES)

EXHIBIT NUMBER                               EXHIBIT NAME
(j)(vi)(1)                                   Amended and Restated Exhibit A dated April 28, 2006 with respect to the Agency Agreement between The Registrant and DST Systems, Inc

(n)(i)                                       Consent of Dechert LLP.

(n)(ii)                                      Consent of KPMG LLP.

(r)(i)                                       ING Funds Code of Ethics, effective June 1, 2004 as amended on
                                             October 1, 2004, February 1, 2005 and January 3, 2006.